Exhibit 99.1

Exhibit 99.1

(Subject to Completion, Dated April 12, 2016)

Emerson Electric Co.

8000 W. Florissant Ave.

P.O. Box 4100

St. Louis, Missouri

[●], 2016

Dear Emerson Electric Co. Stockholder:

On June 30, 2015, Emerson Electric Co. (“Emerson”) announced the strategic repositioning of Emerson through the spinoff of its Network Power business from its remaining businesses (the “Separation”), which is expected to become effective on [●], 2016. On the effective date of the Separation, Vertiv Co., a Delaware corporation formed in anticipation of the Separation (“Vertiv”), will become an independent, publicly traded company and will hold, through its subsidiaries, the assets and liabilities associated with the Network Power business.

The Separation is subject to conditions as described in the enclosed information statement. Subject to the satisfaction or waiver of these conditions, the Separation will be completed by way of a pro rata distribution of all the outstanding shares of Vertiv common stock to Emerson’s stockholders of record as of 5:00 p.m., Eastern time, on [●], 2016, the distribution record date (the “Distribution”). Each Emerson stockholder of record will receive one share of Vertiv common stock for every [●] shares of Emerson common stock, par value $0.50, held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. At any time following the Distribution, stockholders may request that their shares of Vertiv common stock be transferred to a brokerage or other account. No fractional shares of Vertiv common stock will be issued. The distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution.

For U.S. federal income tax purposes, the Distribution of the Vertiv common stock is expected to be tax-free to Emerson and to you, except to the extent of any cash received in lieu of fractional shares.

The Distribution does not require Emerson stockholder approval, nor do you need to take any action to receive your shares of Vertiv common stock. Emerson’s common stock will continue to trade on the New York Stock Exchange (“NYSE”) and the Chicago Stock Exchange under the ticker symbol “EMR.” Vertiv expects to have its shares of common stock listed on the NYSE under the ticker symbol “VRT.”

The enclosed information statement, which we are mailing to all Emerson stockholders, describes the Separation in detail and contains important information about Vertiv, including its historical Combined Financial Statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of Emerson.

Sincerely,

David N. Farr

Chairman and Chief Executive Officer

Emerson Electric Co.

Vertiv Co.

1050 Dearborn Drive

Columbus, Ohio

[●], 2016

Dear Future Vertiv Co. Stakeholder:

I am excited to welcome you as a part of the future success of our new company, Vertiv Co. (“Vertiv”). We are a global leader in designing, manufacturing and servicing mission-critical infrastructure technologies for vital applications in data centers, communication networks and commercial/industrial environments.

Over the past few years, we have aligned our go-to-market structure to focus on key growth markets, launched new products and services targeted at those markets, and streamlined our operations. All of these actions have been put in place because of our focus on the customer and have solidified the foundation of our company.

As an independent, publicly traded company, we intend to pursue a strategy of continuing to focus on our customers, build upon our technology leadership and domain knowledge, expand our service, solutions and software offerings and optimize our operational model. As a result of our work, we believe Vertiv will be well-positioned for future growth.

I encourage you to learn more about Vertiv and our business by reading the attached information statement. Vertiv intends to apply to list its common stock on the New York Stock Exchange under the ticker symbol “VRT.” We look forward to earning your support for many years to come.

Sincerely,

D. S. Barbour

President and Chief Executive Officer

Vertiv Co.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated April 12, 2016)

INFORMATION STATEMENT

Vertiv Co.

Common Stock

(Par Value $0.01 Per Share)

Emerson Electric Co. (“Emerson”) is furnishing this information statement in connection with the separation of its Network Power business from its remaining businesses and the creation of an independent, publicly traded company, currently named Vertiv Co. (“Vertiv”). Vertiv, through its subsidiaries, will hold the assets, liabilities and legal entities comprising the Network Power business after certain restructuring transactions are completed (the “Restructuring”). All of the shares of Vertiv common stock owned by Emerson will be distributed to the stockholders of Emerson (the “Distribution” and, together with the Restructuring, the “Separation”). Vertiv is currently a wholly owned subsidiary of Emerson.

To implement the Separation, Emerson is engaged in the Restructuring, which will result in all of the assets, liabilities and legal entities comprising the Network Power business being owned by Vertiv or its subsidiaries, and will distribute the shares of Vertiv common stock on a pro rata basis to the holders of Emerson common stock through the Distribution. Each holder of Emerson common stock will receive one share of common stock of Vertiv for every [●] shares of Emerson common stock held at 5:00 p.m., Eastern time, on [●], 2016, the record date for the Distribution.

The distribution of Vertiv’s shares is expected to be completed after the New York Stock Exchange (“NYSE”) market closing on [●], 2016. Immediately after Emerson completes the Distribution, Vertiv will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income in connection with the Distribution, except to the extent of any cash you receive in lieu of fractional shares.

No vote or other action is required by you to receive shares of Vertiv common stock in the Separation. You will not be required to pay anything for the new shares or to surrender any of your shares of Emerson common stock. We are not asking you for a proxy and you are requested not to send us a proxy or your share certificates.

There currently is no trading market for Vertiv common stock. We expect to apply to have Vertiv’s shares of common stock listed on the NYSE under the ticker symbol “VRT.” Assuming that the NYSE authorizes Vertiv’s common stock for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for Vertiv’s common stock will commence on [●], 2016 and will continue up to and including the Distribution Date (as defined herein). We expect the “regular-way” trading of Vertiv’s common stock will begin on the first trading day following the Distribution Date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 16.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [●], 2016.

Emerson first mailed this information statement to Emerson stockholders on or about [●], 2016.

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NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the items indicated:

•	“We,” “us,” “our,” “Company” and “Vertiv,” unless the context requires otherwise, refer to Vertiv Co., the entity that at the time of the Distribution will hold, through its subsidiaries, the assets and liabilities associated with the Spin Business, as defined below, and whose shares Emerson Electric Co., or “Emerson,” will distribute in connection with the Separation. Where appropriate in the context, the foregoing terms also include the subsidiaries of this entity; these terms may be used to describe the Spin Business prior to completion of the Separation.

•	The “Spin Business” refers to the business, operations, products, services and activities of Emerson’s Network Power business. See “Business” for more information.

•	Except where the context otherwise requires, the term “Emerson” refers to Emerson Electric Co., the entity that owns Vertiv prior to the Separation and that after the Separation will be a separately traded public company consisting of its remaining operations.

•	The term “Distribution” refers to the distribution of all of the shares of Vertiv common stock owned by Emerson to stockholders of Emerson as of the record date.

•	The term “Restructuring” refers to the series of transactions which will result in all of the assets, liabilities and legal entities comprising the Spin Business being owned directly, or indirectly through its subsidiaries, by Vertiv.

•	Except where the context otherwise requires, the term “Separation” refers to the separation of the Spin Business from Emerson and the creation of an independent, publicly traded company, Vertiv, through (1) the Restructuring and (2) the Distribution.

•	The term “Distribution Date” means the date on which the Distribution occurs.

Emerson owns, or at the time of the Separation will own, the rights to certain trademarks incorporating the term “Emerson,” including “Emerson Network Power,” to which we have or will have rights in the United States and other countries for certain periods. This information statement also includes other trademarks of Emerson, Vertiv and other persons. All trademarks or trade names referred to in this information statement are the property of their respective owners.

We own various trademark registrations and applications, and unregistered trademarks, including Liebert, Chloride, NetSure and Trellis. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this information statement may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our fiscal year ends on September 30 of each year. Except where the context otherwise requires, references to “2019,” “2018,” “2017,” “2016,” “2015,” “2014,” “2013,” “2012” and “2011” refer to the fiscal years ended September 30, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012 and 2011, respectively.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this information statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the numerous risks discussed under the caption entitled “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Neither Emerson nor we are under any duty to update any of these forward-looking statements after the date of this information statement to conform our prior statements to actual results or revised expectations.

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SUMMARY

This summary highlights information contained elsewhere in this information statement. This summary does not contain all of the information that you should consider. You should read this entire information statement carefully, especially the risks of owning our common stock discussed under “Risk Factors” and our Audited Annual Combined Financial Statements, our Unaudited Interim Combined Financial Statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the Separation.

Overview

Vertiv is a global leader in designing, manufacturing and servicing mission-critical infrastructure technologies for vital applications in data centers, communication networks and commercial/industrial environments.

We offer a broad range of products in both power and thermal management and, through our global service network, we provide life cycle management services and solutions for deploying, maintaining and optimizing these products. We also offer infrastructure management, monitoring, controls and software solutions for our customers’ critical applications.

We sell to three primary markets: data centers (cloud/hyperscale, colocation and traditional enterprise architectures), communication networks and commercial/industrial environments. Within these markets we serve a diverse array of end-user sectors including financial services, healthcare, digital, telecommunications, retail, education and government. We approach these markets and end-users through our global network of direct sales professionals, independent sales representatives, distributors and original equipment manufacturers. Our market-leading brands include Liebert, ASCO, Chloride, NetSure and Trellis.

Together, our highly reliable products and our global network of sales, service and engineering experts, with their deep domain knowledge, customer intimacy and local market understanding, allow us to execute our “local everywhere” customer strategy and provide our customers with tailored solutions so that their vital applications stay up and running.

For 2015, our net sales were $4,458.5 million. As of December 31, 2015, we had over 19,000 employees operating globally.

Post-Separation, Vertiv will be headquartered in Columbus, Ohio and expects to trade under the ticker symbol “VRT” on the New York Stock Exchange (“NYSE”).

Our Strengths

Customer intimacy and market understanding

We have multiple touch points with our customers, beginning at the start of the sales process and extending through the entire product life cycle. These touch points have allowed us to develop an intimacy with our customers that provides us unique insights into their needs. These insights also give us a thorough understanding of the trends and changes in our primary markets and, when combined with our customer intimacy and deep domain knowledge, enable us to deliver distinctly suited products, solutions and services for our global, regional and local customers.

Extensive power and thermal management product offerings

Our commitment to our customers includes providing an extensive offering of long-lasting, high-quality, highly reliable products, backed by our unmatched global service network. Our reputation for high-quality and highly reliable products has helped build our market-leading brands, including Liebert, Chloride, ASCO and NetSure for power management products and Liebert for thermal management products. Our global sales and service networks provide constant product and market feedback, allowing for innovation and enhancement of our offerings, and our global manufacturing and configuration capabilities allow us to adapt to regional and local changes and demands.

World-class service capabilities

Our global service network provides our customers with industry-leading life cycle management services wherever they operate. With best-in-class response times, our highly trained service personnel are actively involved in the complete life cycle of our products. Our life cycle management services start with engineering engagement early in the customer’s project, continue through installation and preventative maintenance and include a full suite of performance and predictive services during the operating life of our products. We believe our strong, global service capabilities provide us with a competitive advantage, both in bidding for major projects and in supporting customers of all sizes and in all locations. As an additional advantage, our service network serves as a global feedback mechanism, helping us improve our products, understand and address changing local, regional and global markets and develop new technologies and solutions for our customers.

Global sales, engineering, manufacturing and service footprint

We have sales, engineering, manufacturing and service facilities and professionals in every major geographic region of the world. Our global reach is essential to knowing our customers, providing products and services in a timely fashion and executing globally, regionally and locally for our customers. Our comprehensive engineering capabilities, our manufacturing hubs and our local configuration and service facilities allow us to be “local everywhere” and are ideally suited to meet the varying local and regional requirements of our global customer base. This competitive advantage allows us to be responsive and flexible for our customers: by delivering products designed to the needs of the region, leveraging local and global raw material and component sources and adapting to changing business conditions.

Comprehensive, integrated solutions and software

Our customer intimacy and deep domain knowledge, our breadth of product offerings, our world-class service capabilities and our global engineering and design expertise, when combined, give us the unique ability to create end-to-end solutions for our customers. We engage with our customers from the earliest planning phase, working with them through delivery of the completed solution and beyond with life cycle management services. These integrated solutions provide our customers the speed, cost control and demand capacity they need to succeed. Further, we have a full software suite that is integral to our products. This software suite enhances our offerings by providing additional insights and decision making criteria about our products and associated infrastructure to our customers.

Our Strategies

Our goal is to achieve competitive differentiation through continued customer collaboration, operational excellence, world-class customer service and execution through successful implementation of the strategies outlined below. We aim to deliver sustained revenue growth and increased profitability across our markets.

Continually align our go-to-market approach

Our markets are dynamic and, to maximize the alignment with our customers’ capital spending, we must continue to evolve our go-to-market approach both from a geographic and end-user perspective. In recent years our global sales force, in coordination with our local business partners, has expanded our direct touch points, at all levels, within our customer base. We believe this focus on working more directly with our customers, which fosters our customers’ reliance on our industry expertise, provides us a competitive advantage.

Build upon our technology leadership and domain knowledge

Our global engineering capabilities, along with valuable feedback from our sales and service network, provides us with the expertise to innovate next-generation ideas, technologies and solutions. Not only is our engineering prowess a differentiator, but when coupled with our understanding of markets, customers and applications, it provides us with a unique competitive advantage. We believe that it is important for us to maintain and build upon this industry leadership.

Expand service, solutions and software

Providing world-class products and services is the foundation for everything we do. We believe it is this principle from which we can strengthen our relationships with our customers to create higher-value solutions. Our world-class service organization intends to continue adding further service offerings to our life cycle service model to ensure we stay relevant to our customers. We also intend to continue expanding our solutions offerings because we believe our high touch sales model and our constantly growing product portfolio will allow us to continue generating tailored solutions for our customer base. Further, we intend to continue developing “lighter weight,” flexible and easier to deploy software packages that enhance our products and provide better visibility and decision-making criteria for our customers.

Optimize our operational model

We believe that providing an outstanding customer experience is paramount to our success. We will continue to invest in tools and systems that provide a robust platform to run our business and allow us to better serve our customers. Additionally, we will continue to evaluate our global structure to ensure we are leveraging our footprint to maximize our operational and supply chain efficiencies and deliver high-quality products and solutions at the best relevant global cost.

The Separation

On June 30, 2015, Emerson announced a plan to distribute to Emerson’s stockholders all of the shares of common stock of a newly formed company, Vertiv, that would hold the Spin Business. Vertiv is currently a wholly owned subsidiary of Emerson and, at the time of the Separation will hold, through its subsidiaries, the assets and liabilities associated with the Spin Business.

The Separation will be achieved through the transfer of all the assets and liabilities of the Spin Business to Vertiv or its subsidiaries in the Restructuring and the distribution of 100 percent of the outstanding capital stock of Vertiv pro rata to holders of Emerson common stock on the record date for the Distribution of [●], 2016 in the Distribution. At the effective time of the Distribution, Emerson stockholders will receive one share of Vertiv common stock for every [●] shares of Emerson common stock held on the record date. The Separation is expected to be completed on [●], 2016. Immediately following the Separation, Emerson stockholders as of the record date for the Distribution will own 100 percent of the outstanding shares of common stock of Vertiv.

Following the Separation, Vertiv will be an independent, publicly traded company, and Emerson will retain no ownership interest in Vertiv.

Before the Distribution, we will enter into a Separation and Distribution Agreement and several other ancillary agreements with Emerson to effect the Separation and provide a framework for our relationship with Emerson after the Separation. These agreements will provide for the allocation between Vertiv and Emerson of Emerson’s assets, liabilities and obligations (including with respect to employee matters, intellectual property matters, tax matters and certain other matters). Vertiv and Emerson will also enter into a Transition Services Agreement which will provide for various administrative and information technology services, certain lease agreements and certain supply agreements which will provide for purchases and sales of certain goods and services that have historically been provided on an intercompany basis.

The Emerson Board of Directors believes separating our business from Emerson’s other businesses is in the best interests of Emerson and its stockholders and has concluded the Separation will provide Emerson and Vertiv with a number of potential opportunities and benefits, including the following:

•	Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting corporate group will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its business.

•	Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in companies in our business will have the opportunity to acquire stock of Vertiv.

•	Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors—Risks Relating to the Separation” and “The Separation—Conditions to the Distribution” included elsewhere in this information statement.

Corporate Information

Vertiv was incorporated in the State of Delaware on March 1, 2016. Our principal executive offices are located at 1050 Dearborn Drive, Columbus, Ohio, 43085 and our telephone number is (800) 860-1434. Our Internet site is www.vertivco.com. Our website and the information contained therein or connected thereto is not incorporated into this information statement or the registration statement of which it forms a part.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

Please see “The Separation” for a more detailed description of the matters summarized below.

Q:    Why am I receiving this document?

A:    You are receiving this document because you were a holder of shares of Emerson common stock on the record date for the Distribution and, as such, will be entitled to receive shares of Vertiv common stock upon completion of the transactions described in this information statement. We are sending you this document to inform you about the Separation and to provide you with information about Vertiv and its business and operations upon completion of the Separation.

Q:    What do I have to do to participate in the Separation?

A:    Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of Vertiv common stock that you will be entitled to receive upon completion of the Separation. In addition, no stockholder approval will be required for the Separation and therefore you are not being asked to provide a proxy with respect to any of your shares of Emerson common stock in connection with the Separation and you should not send us a proxy.

Q:    Why is Emerson separating the Spin Business from its other businesses?

A:    The Emerson Board of Directors believes separating our business from Emerson’s other businesses will provide both companies with a number of potential opportunities and benefits such as enabling (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities; (2) investors, both current and prospective, to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics; and (3) each company to allocate resources and deploy capital in a manner consistent with its own priorities.

Q:    What is Vertiv?

A:    Vertiv is a newly formed Delaware corporation that will hold the Spin Business, including through its subsidiaries, and be publicly traded following the Separation.

Q:    How will Emerson accomplish the Separation of Vertiv?

A:    The Separation involves the Restructuring (i.e., the transfer of the assets and liabilities related to the Spin Business to Vertiv or its subsidiaries) and the Distribution (i.e., Emerson’s distribution to its stockholders of all the shares of Vertiv’s common stock). Following this Restructuring and Distribution, Vertiv will be a publicly traded company independent from Emerson, and Emerson will not retain any ownership interest in Vertiv.

Q:    What will I receive in the Distribution?

A:.   At the effective time of the Distribution, you will be entitled to receive one share of Vertiv common stock for every [●] shares of Emerson common stock held by you on the record date.

Q:    How does my ownership in Emerson change as a result of the Separation?

A:    Your ownership of Emerson stock will not be affected by the Separation.

Q:    What is the record date for the Distribution?

A:    The record date for the Distribution is [●], 2016, and ownership will be determined as of 5:00 p.m., Eastern time, on that date. When we refer to the record date in this information statement, we are referring to that time and date.

Q:    When will the Distribution occur?

A:    The Distribution is expected to occur on [●], 2016.

Q:    As a holder of shares of Emerson common stock as of the record date for the Distribution, how will shares of Vertiv be distributed to me?

A:    At the effective time, we will instruct our transfer agent and distribution agent to make book-entry credits for the shares of Vertiv common stock that you are entitled to receive. Since shares of Vertiv common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q:    What if I hold my shares through a broker, bank or other nominee?

A:    Emerson stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with Vertiv common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:    Why is no Emerson stockholder vote required to approve the Separation and its material terms?

A:    Emerson is incorporated in Missouri. Missouri law does not require a stockholder vote to approve the Separation because the Separation does not constitute a sale, lease or exchange of all or substantially all of the assets of Emerson.

Q:    How will fractional shares be treated in the Distribution?

A:    You will not receive fractional shares of Vertiv common stock in the Distribution. The distribution agent will aggregate and sell on the open market the fractional shares of Vertiv common stock that would otherwise be issued in the Distribution, and if you would otherwise be entitled to receive a fractional share of Vertiv common stock in connection with the Distribution, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Q:    What are the U.S. federal income tax consequences to me of the Distribution?

A:    The Distribution is conditioned upon the receipt by Emerson of an opinion of counsel to the effect that the Distribution will qualify under the Internal Revenue Code of 1986, as amended (the “Code”), as a transaction that is tax-free to Emerson, its stockholders and to Vertiv. Assuming the Distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, in connection with the Distribution, except with respect to any cash received in lieu of fractional shares. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:    How will I determine the tax basis I will have in my Emerson shares after the Distribution and the Vertiv shares I receive in the Distribution?

A:    Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of Emerson common stock and the shares of Vertiv common stock you receive in the Distribution (including any fractional shares for which cash is received) will equal the aggregate basis in the shares of Emerson common stock held by you immediately before the Distribution. This aggregate basis should be allocated between your shares of Emerson common stock and the shares of Vertiv common stock you receive in the Distribution (including any fractional shares for which cash is received) in proportion to the relative fair market value of each immediately following the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:    How will Emerson’s common stock and Vertiv’s common stock trade after the Separation?

A:    There is currently no public market for Vertiv common stock. We expect to have Vertiv’s shares of common stock listed on the NYSE under the ticker symbol “VRT.” Emerson common stock will continue to trade on the NYSE and the Chicago Stock Exchange under the ticker symbol “EMR.”

Q:    If I sell my shares of Emerson common stock before or on the Distribution Date, will I still be entitled to receive Vertiv shares in the Distribution with respect to the sold shares?

A:    Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect there will be two markets in Emerson common stock: a “regular-way” market and an “ex-distribution” market. Shares of Emerson common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of our common stock to be distributed in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of our common stock to be distributed in the Distribution, so that holders who initially sell Emerson shares ex-distribution will still be entitled to receive shares of Vertiv common stock even though they have sold their shares of Emerson common stock before the Distribution, because the Emerson shares were sold after the record date. Therefore, if you owned shares of Emerson common stock on the record date and sell those shares on the “regular-way” market before the Distribution Date, you will also be selling the right to receive the shares of our common stock that would have been distributed to you in the Distribution. If you own shares of Emerson common stock at 5:00 p.m., Eastern time, on the record date and sell these shares in the “ex-distribution” market on any date up to and including the Distribution Date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of Emerson common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Emerson common stock prior to or on the Distribution Date.

Q:    Will I receive a stock certificate for Vertiv shares distributed as a result of the Distribution?

A:    No. Registered holders of Emerson common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of Vertiv common stock. For additional information, registered stockholders in the United States, Canada or Puerto Rico should contact Emerson’s transfer agent, Computershare Trust Company, N.A. (“Computershare”), in writing at P.O. Box 30170, College Station, TX 77842, Toll Free 1-877-373-6374 or through its website at www.computershare.com/investor. Stockholders from outside the United States, Canada and Puerto Rico may call 1-781-575-2879. See “The Separation—When and How You Will Receive the Distribution of Vertiv Shares.”

Q:    Can Emerson decide to cancel the Distribution of the Vertiv common stock even if all the conditions have been met?

A:    Yes. Emerson has the right to terminate, or modify the terms of, the Separation at any time prior to the Distribution, even if all of the conditions to the Distribution are satisfied.

Q:    Do I have appraisal rights?

A:    No, Emerson stockholders do not have any appraisal rights in connection with the Separation.

Q:    Will Vertiv incur any debt in connection with the Separation?

A:    Yes. We intend to enter into new financing arrangements in anticipation of the Separation. We expect to incur approximately $[●] of new debt, which we intend to use in part to fund a cash transfer to Emerson as part of the Restructuring and for working capital and other general corporate purposes. See “The Separation—Incurrence of Debt.”

Following the Separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from Emerson’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation.”

Q:    Does Vertiv intend to pay cash dividends?

A:    The declaration and amount of all future dividends will be determined by our Board of Directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors deems relevant. See “Dividend Policy.”

Q:    Will the Separation affect the trading price of my Emerson stock?

A:    Yes. The trading price of shares of Emerson common stock immediately following the Distribution is expected to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Spin Business. We cannot provide you with any assurance regarding the price at which the Emerson shares will trade following the Separation.

Q:    What will happen to outstanding Emerson equity compensation awards?

A:    Outstanding Emerson equity compensation awards will be adjusted so that holders will maintain substantially the same intrinsic value in the awards both before and after the Separation.

Q:    What will the relationship between Emerson and Vertiv be following the Separation?

A:    After the Separation, Emerson will not own any shares of Vertiv common stock, and each of Emerson and Vertiv will be independent, publicly traded companies with their own management teams and boards of directors. However, in connection with the Separation, we will enter into a number of agreements with Emerson that, among other things, govern the separation and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to our employees, taxes and real and intellectual property. See “The Separation—Agreements with Emerson.”

Q:    Who is the transfer agent for Vertiv common stock?

A:    Computershare will be the transfer agent for Vertiv common stock. Computershare’s address is P.O. Box 30170, College Station, TX 77842 and Computershare’s phone number for stockholders in the United States, Canada or Puerto Rico is Toll Free 1-877-373-6374 and for stockholders from outside the United States, Canada and Puerto Rico, is 1-781-575-2879.

Q:    Who is the distribution agent for the Distribution?

A:    Computershare Trust Company, N.A.

Q:    Who can I contact for more information?

A:    If you have questions relating to the mechanics of the distribution of Vertiv shares, you should contact the distribution agent:

Computershare Trust Company, N.A.

P.O. Box 30170

College Station, TX 77842

Toll Free: 1-877-373-6374

International: 1-781-575-2879

Stockholder Services and ESPP: 1-888-239-5303

Before the Separation, if you have questions relating to the transactions described herein, you should contact Emerson at:

Investor Relations

Emerson Electric Co.

8000 West Florissant Avenue, P.O. Box 4100

St. Louis, MO 63136

United States

Phone: (314) 553-2000

SUMMARY OF THE SEPARATION

The following is a summary of the material terms of the Separation, including the Restructuring, the Distribution and certain other related transactions.

Distributing company	Emerson Electric Co., a Missouri corporation. After the Distribution, Emerson will not own any shares of Vertiv common stock.

Distributed company	Vertiv Co., a Delaware corporation, is a wholly owned subsidiary of Emerson and, at the time of the Distribution, will hold, through its subsidiaries, all of the assets and liabilities of the Spin Business. After the Distribution, Vertiv will be an independent, publicly traded company.

Distributed company structure	Vertiv is a holding company. At the time of the Distribution it will own, directly or indirectly, the shares of a number of subsidiaries operating its businesses.

Record date	The record date for the Distribution is 5:00 p.m., Eastern time, on [●], 2016.

Distribution Date	The Distribution Date is [●], 2016.

Distributed securities	Emerson will distribute 100 percent of the shares of Vertiv common stock outstanding immediately prior to the Distribution. Based on the approximately [●] shares of Emerson common stock outstanding on [●], 2016, and applying the distribution ratio of one share of Vertiv common stock for every [●] shares of Emerson common stock, Emerson will distribute approximately [●] shares of Vertiv common stock to Emerson stockholders who hold Emerson common stock as of the record date.

Distribution ratio	Each holder of Emerson common stock will receive one share of Vertiv common stock for every [●] shares of Emerson common stock held at 5:00 p.m., Eastern time, on [●], 2016.

Fractional shares	Emerson will not distribute any fractional shares of Vertiv common stock to Emerson stockholders. Instead, as soon as practicable on or after the Distribution Date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds, net of brokerage fees and commissions, transfer taxes and other costs after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Distribution method	Vertiv common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this Distribution.

Conditions to the Distribution

The Distribution is subject to the satisfaction or waiver by Emerson of the following conditions, as well as other conditions described in this information statement in “The Separation—Conditions to the Distribution”:

•  The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect, and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement will have been mailed to the holders of Emerson common stock as of the record date for the Distribution or, in connection with the delivery of a notice of internet availability of this information statement to such stockholder, posted on the internet;

•  Our common stock to be delivered in the Distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

•  Emerson will have received an opinion of counsel, reasonably satisfactory to Emerson,

to the effect that, for U.S. federal income tax purposes, (i) the contribution by Emerson to Vertiv of the stock of certain Spin Business subsidiaries and the Distribution will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and (ii) the Distribution will qualify as a tax-free transaction under Sections 355(a) and 361(c) of the Code;

•  Any governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, required for the consummation of the Separation will have been obtained; and

•  No event or development will have occurred or exist that, in the judgment of the Emerson Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Separation or other transactions contemplated by the Separation and Distribution Agreement or by any of the ancillary agreements contemplated by the Separation and Distribution Agreement.

The fulfillment of the conditions to the Distribution will not create any obligations on Emerson’s part to effect the Separation, and the Emerson Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.

Stock exchange listing	We intend to have our shares of common stock authorized for listing on the NYSE under the ticker symbol “VRT,” subject to official notice of issuance.

Dividend policy	The declaration and amount of all future dividends will be determined by our Board of Directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. For more information, see “Dividend Policy.”

Transfer agent	Computershare Trust Company, N.A.

U.S. federal income tax consequences	The Distribution, together with certain related transactions, is intended to qualify for U.S. federal income tax purposes as a transaction that is tax-free both to Emerson and to its stockholders. Emerson stockholders will not recognize gain in connection with the Distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the Distribution, see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

SUMMARY RISK FACTORS

We are subject to a number of risks, including risks related to the Separation, including the Restructuring and the Distribution, and other related transactions. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Relating to the Separation

•	We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

•	We have no history of operating as an independent company, and our historical combined and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

•	We have historically operated as a business unit of Emerson, and there are risks associated with our separation from Emerson.

•	We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

•	The obligations associated with being a public company will require significant resources and management attention.

•	Until the Distribution occurs, Emerson has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.

•	In connection with the Separation, Emerson will indemnify us for certain liabilities and we will indemnify Emerson for certain liabilities. If we are required to act under these indemnities to Emerson, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the Emerson indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Emerson may not be able to satisfy its indemnification obligations to us in the future.

Risks Relating to Our Business

•	Economic weakness and uncertainty could adversely impact our business, results of operations and financial condition.

•	We rely on the continued growth of our customers’ markets, in particular data center and communication networks, and changes in demand in these markets could have an adverse effect on our business, results of operations and financial condition.

•	If we fail to anticipate technology shifts, market needs and opportunities, and fail to develop appropriate products, product enhancements and services in a timely manner to meet those changes, we may not be able to compete effectively and our ability to generate revenues will suffer.

•	The long sales cycles for certain of our products and solutions offerings, as well as unpredictable placing or canceling of customer orders, may cause our revenues and operating results to vary significantly from quarter-to-quarter, which could make our future operational results less predictable.

•	The disruption of our customers’ markets could result in declines in the sales volume and prices of our products, which could have an adverse effect on our business, results of operations and financial condition.

•	Large companies, such as communication network and hyperscale/cloud and colocation data center providers, generally require onerous terms and conditions in our contracts with them.

•	Our failure to mitigate certain risks associated with long-term, fixed-price contracts and turnkey projects may have an adverse effect on our results of operations and financial condition.

•	System security risks and systems implementation and enhancement issues could disrupt our operations, and any such disruption could reduce our revenue, increase our expenses, damage our reputation and adversely impact our performance.

•	Failure to properly manage our supply chain and inventory could adversely impact our results of operations.

•	The markets in which we provide our offerings are highly competitive, and competitive pressures could harm our business and financial performance.

•	We may not realize the expected benefits from any rationalization and improvement efforts, and they may result in unintended adverse impacts to our business, results of operations and financial condition.

Risks Relating to Our Common Stock

•	Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

•	A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.

•	Because we do not expect our common stock will be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.

•	Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware Law could delay or prevent a change in control of Vertiv.

•	Your percentage ownership in Vertiv may be diluted in the future.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our separation from Emerson, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Our business, prospects, results of operations, financial condition or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	The Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	Following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of Emerson;

•	Following the Separation, our business will be less diversified than Emerson’s business prior to the Separation; our business will also experience a loss of scale and access to certain financial, managerial and professional resources from which we have benefited in the past; and

•	The other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

We have no history of operating as an independent company, and our historical combined and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical combined and unaudited pro forma combined financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

•	Prior to the Separation, our business has been operated by Emerson as part of its broader corporate organization, rather than as an independent company. Emerson or one of its affiliates provide support for various corporate functions for us, such as information technology, shared services, medical insurance, procurement, logistics, marketing, human resources, legal, finance and internal audit.

•	Our historical combined financial results reflect the direct, indirect and allocated costs for such services historically provided by Emerson, and these costs may significantly differ from the comparable expenses we would have incurred as an independent company;

•	Our working capital requirements and capital expenditures historically have been satisfied as part of Emerson’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from that which is reflected in our historical Combined Financial Statements;

•	The historical combined financial information may not fully reflect the costs associated with the Separation, including the costs related to being an independent public company;

•	Our historical combined financial information does not reflect our obligations under the various transitional and other agreements we will enter into with Emerson in connection with the Separation, though costs under such agreements are expected to be broadly similar to what was charged to the business in the past; and

•	Currently, our business is integrated with that of Emerson and we benefit from Emerson’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of Emerson and some of our customer relationships may be weakened or lost.

We based the pro forma adjustments included in this information statement on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma combined financial information included in this information statement may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the notes to those statements included elsewhere in this information statement.

We have historically operated as a business unit of Emerson, and there are risks associated with our separation from Emerson.

We have historically operated as a business unit of Emerson and although our operations within the Emerson group have been largely self-sufficient, a number of aspects of our current relationship with Emerson will change as a result of our separation from Emerson. For example, subject to a transition period, we will not be able to use certain Emerson intellectual property for our services and promotional materials. In addition, some of our customers may have contracted with us because we were part of Emerson, and we may have difficulty marketing our services in the future without the Emerson brand. These and other changes could have an adverse effect on our business and results of operations.

We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

Emerson currently performs many important corporate functions for us, including internal audit, finance, accounting, tax, human resources, procurement, information technology, intellectual property, litigation management, real estate, environmental and public affairs. We are currently allocated a portion of Emerson’s corporate expenses for these services. Following the Separation, Emerson will continue to provide some of these services to us on a transitional basis, generally for a period of up to two years pursuant to a Transition Services Agreement that we will enter into with Emerson. See “The Separation—Agreements with Emerson—Transition Services Agreement.” Emerson may not successfully execute all of these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition

Services Agreement. Any interruption in these services could have an adverse effect on our business, results of operations, financial condition and cash flows.

In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical Combined Financial Statements that were incurred as a business segment of Emerson. We expect to incur costs beginning in the second fiscal quarter of 2016 to establish the necessary infrastructure. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, results of operations, financial condition and cash flows.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of the registration statement of which this information statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As an independent public company, we are required to, among other things:

•	Prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and NYSE rules;

•	Have our own Board of Directors and committees thereof, which comply with federal securities laws and NYSE rules;

•	Maintain an internal audit function;

•	Institute our own financial reporting and disclosure compliance functions;

•	Establish an investor relations function;

•	Establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	Comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of Emerson. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, results of operations, financial condition and cash flows.

Until the Distribution occurs, Emerson has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.

Until the Distribution occurs, Vertiv’s business will be a business segment of Emerson. Completion of the Separation remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of Emerson, including final approval by the Emerson Board of Directors. Additionally, Emerson has the sole and absolute discretion to change certain terms of the Separation, including the amount of any cash transfer we make to Emerson, the amount of our indebtedness and the allocation of contingent liabilities, which changes could be unfavorable to us. In addition, Emerson may decide at any time prior to the completion of the Separation not to proceed with the Separation.

In connection with the Separation, Emerson will indemnify us for certain liabilities and we will indemnify Emerson for certain liabilities. If we are required to act under these indemnities to Emerson, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the Emerson indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Emerson may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the Separation and Distribution Agreement and other agreements with Emerson, Emerson will agree to indemnify us for certain liabilities, and we will agree to indemnify Emerson for certain liabilities, as discussed further in “The Separation—Agreements with Emerson.” Indemnities that we may be required to provide Emerson are not subject to any cap, may be significant and could negatively affect our business, particularly indemnities relating to our actions that could affect the tax-free nature of the Separation. Third parties could also seek to hold us responsible for any of the liabilities that Emerson has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of Emerson following the Separation, such as certain stockholder litigation claims. Further, Emerson may not be able to fully satisfy its indemnification obligations or such indemnity obligations may not be sufficient to cover our liabilities. Moreover, even if we ultimately succeed in recovering from Emerson any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have an adverse effect on our business, results of operations and financial condition.

After the Separation, we will only have limited access to the insurance policies maintained for us by Emerson for events occurring prior to the Separation and Emerson’s insurers may deny coverage to us under such policies. Furthermore, there can be no assurance that we will be able to obtain insurance coverage following the Separation on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.

In connection with the Separation, we will enter into agreements with Emerson to address several matters associated with the Separation, including insurance coverage. However, after the Separation, Emerson’s insurers may deny coverage to us for losses associated with occurrences prior to the Separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage. In addition, the Separation and Distribution Agreement will provide that following the Separation from Emerson, Vertiv will no longer have insurance coverage under Emerson self-insurance policies in connection with events occurring before, as of or after the Distribution or under any Emerson third-party insurance policies in connection with events occurring as of or after the Distribution. As a result, we will have to obtain our own insurance policies after the Separation is complete. Although we expect to maintain insurance against certain, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage, that the cost of such coverage will be similar to those incurred by Emerson or that such coverage will be adequate to protect us from costs incurred with certain events. The occurrence of an event that is not insured or not fully insured could have an adverse effect on our results of operations, financial condition and cash flows in the future. See “The Separation—Agreements with Emerson.”

Following the Separation, we will have debt obligations that could restrict our business and adversely impact our results of operations, financial condition or cash flows. In addition, the Separation of our business from Emerson may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

In connection with the Separation, we expect to incur $[●] of new debt, which we intend to use in part to fund a cash transfer to Emerson as part of the Restructuring and for working capital and other general corporate purposes. This level of debt could have significant consequences on our future operations, including:

•	Making it more difficult for us to meet our payment and other obligations under our outstanding debt;

•	Resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable;

•	Reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	Placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations. We may also incur substantial additional indebtedness in the future.

In addition, any future indenture or credit agreements that we may enter into may include restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise.

Our separation from Emerson may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

Transfer or assignment to us of some contracts and other assets will require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of some of the contracts and other assets in connection with the Separation will require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Transfer or assignment to us of certain assets and liabilities of the Spin Business in the Restructuring may be delayed.

Transfer or assignment to us of certain assets and liabilities of the Spin Business pursuant to the Restructuring may be delayed or prevented due to a delay in the obtaining of required government consents or approvals or for other reasons. In addition, the Restructuring contemplates that Emerson will transfer certain assets and liabilities of the Spin Business to us after the Distribution Date. Delays may prevent us from realizing some of the benefits that are intended to be allocated to us as a part of the Separation. As a result, our business, results of operations or financial condition following the Separation may be negatively impacted.

After the Separation, some of our Directors and officers may have actual or potential conflicts of interest because of their equity ownership in Emerson, and some of our Directors may have actual or potential conflicts of interest because they also serve as officers of Emerson.

Because of their current or former positions with Emerson, following the Separation, some of our Directors and executive officers may own shares of Emerson common stock or have options to acquire shares of Emerson common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the Separation, certain of our Directors may also serve as officers of Emerson. This ownership or service may create, or may create the appearance of, conflicts of interest when these Directors and officers are faced with decisions that could have different implications for Emerson or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Emerson and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.

The combined post-Distribution value of Emerson and Vertiv shares may not equal or exceed the pre-Distribution value of Emerson shares.

After the Separation, we expect that Emerson common stock will continue to be traded on the NYSE and the Chicago Stock Exchange. We expect to apply to list the shares of our common stock on the NYSE. We cannot assure you that the combined trading prices of Emerson common stock and our common stock after the Separation, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Emerson common stock prior to the Separation. Until the market has fully evaluated the business of Emerson without our business and potentially thereafter, the price at which Emerson common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Emerson.

The agreements we entered into with Emerson in connection with the Separation were negotiated while we were still part of Emerson’s business. See “The Separation—Agreements with Emerson.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent Board of Directors or a management team independent of Emerson. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between Emerson and us, and arm’s-length negotiations between Emerson and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party.

If the Distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Emerson and/or holders of Emerson common stock could be subject to significant tax liability.

As described under “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution,” it is intended that the Distribution, together with certain related transactions, will qualify as a “reorganization”

within the meaning of Section 368(a)(1)(D) of the Code and the Distribution will qualify as a tax-free transaction under Sections 355(a) and 361(c) of the Code. The consummation of the Distribution is conditioned upon the receipt of an opinion of tax counsel to the effect that the Distribution and certain related transactions qualify for their intended tax treatment. An opinion of tax counsel does not preclude the Internal Revenue Service (the “IRS”) or the courts from adopting a contrary position. The tax opinion will rely on certain representations, covenants and assumptions, including those relating to our and Emerson’s past and future conduct. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required tax opinion or the tax consequences of the Distribution, together with certain related transactions, could differ from the intended tax treatment. If the Distribution, together with certain related transactions, fails to qualify for tax-free treatment, for any reason, Emerson, and possibly holders of Emerson common stock, would be subject to tax as a result of the Distribution and certain related transactions. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Distribution, together with certain related transactions, is taxable, in whole or in part, to Emerson as a result of a breach by us of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify Emerson, and the obligation to make a payment on this indemnity could have a material adverse effect on us.

As described above, it is intended that the Distribution and certain related transactions will generally qualify as tax-free transactions to holders of Emerson common stock and to Emerson. If the Distribution and/or the related transactions are not so treated or are taxable to Emerson pursuant to Section 355(e) of the Code (see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution”) as a result of a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify Emerson for all tax-related losses suffered by Emerson in connection with the Distribution and certain related transactions. Similarly, if certain transactions entered into as part of the Restructuring that are intended to be treated as taxable or tax-free, as the case may be, are not so treated as a result of a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify Emerson for all tax-related losses suffered by Emerson in connection with such transactions. We will not control the resolution of any tax contest relating to taxes suffered by Emerson in connection with the Separation, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the Tax Matters Agreement. In the event that we are required to indemnify Emerson for tax-related losses in connection with the Separation under the Tax Matters Agreement, the indemnification liability in respect of Emerson’s tax liability in connection with the Separation could have a material adverse effect on us.

We will be subject to significant restrictions on our actions following the Separation in order to avoid triggering significant tax-related liabilities.

The Tax Matters Agreement generally will prohibit us from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify as tax-free transactions, including, from and until the second anniversary of the Distribution:

•	Neither we nor any of our subsidiaries may sell, exchange, distribute or otherwise dispose of assets held by us or our subsidiaries that, in the aggregate, constitute more than 25 percent of our total assets;

•	We may not cause or permit any business combination or transaction which, individually or in the aggregate, could result in one or more persons acquiring directly or indirectly a 40 percent or greater interest in us for purposes of Section 355(e) of the Code;

•	We may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•	We may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury Regulations related to stock issued to employees and retirement plans;

•	We may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20 percent of our common stock (in the aggregate); and

•	We may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock.

In addition, we may not take any action that could reasonably be expected to cause the Distribution, together with certain related transactions, to fail to qualify as tax-free transactions under Section 368(a)(1)(D), Section 355 and Section 361 of the Code. In addition, we are obligated under the Tax Matters Agreement not to take, or to fail to take, certain other actions, which actions or failures to act could cause certain transactions entered into as part of the Restructuring that are intended to be treated as taxable or tax-free, as the case may be, to fail to be so treated.

If we take any of the actions above and such actions result in tax-related losses to Emerson, then we generally will be required to indemnify Emerson for such tax-related losses. See “The Separation—Agreements with Emerson—Tax Matters Agreement.” Because of these restrictions and indemnification obligations under the Tax Matters Agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to Emerson might discourage, delay or prevent a change of control that our stockholders may consider favorable to our ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in our best interests.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.

Prior to the Separation, our financial results were included within the consolidated results of Emerson, and we were not directly subject to reporting and other requirements of the Exchange Act. These and other obligations will place significant demands on our management, administrative, and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to duplicate information technology infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, tax, treasury and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.

Risks Relating to Our Business

Economic weakness and uncertainty could adversely impact our business, results of operations and financial condition.

Worldwide economic conditions impact demand for our offerings, and economic weakness and uncertainty in global, regional or local areas may result in decreased orders, revenue, gross margin and earnings. For example, we are continuing to experience an impact to our business as a result of macroeconomic weakness across the Middle East, Latin America and the United States. Continuing or future economic weakness and uncertainty may result in:

•	Capital spending constraints for customers and, as a result, reduced demand for our offerings;

•	Increased price competition for our offerings;

•	Excess and obsolete inventories;

•	Supply constraints if the number of suppliers decreases due to financial hardship;

•	Restricted access to capital markets and financing, resulting in delayed or missed payments to us and additional bad debt expense;

•	Excess facilities and manufacturing capacity;

•	Higher overhead costs as a percentage of revenue and higher interest expense;

•	Loss of orders, including as a result of corruption, the risk of which is increased by a weak economic climate;

•	Significant declines in the value of foreign currencies relative to the U.S. dollar, impacting our revenues and results of operations;

•	Financial difficulty for our customers; and

•	Increased difficulty in forecasting business activity for us, customers, the sales channel and vendors.

Any one or more of these results could have a material adverse effect on our business, results of operations and financial condition.

We rely on the continued growth of our customers’ markets, in particular data center and communication networks, and changes in demand in these markets could have an adverse effect on our business, results of operations and financial condition.

A substantial portion of our business depends on the growth of data center and communication networks. If these markets do not grow, whether as a result of changes in the economy, capital spending, building capacity in excess of demand, or any other reason, demand could decrease for our offerings, which could have an adverse effect on our business, results of operations and financial condition. In addition, if we do not anticipate the changing needs of our data center and communication network providers and they do not select our equipment or technology for their infrastructure, our sales and market participation could decline, which could have an adverse effect on our business, results of operations and financial condition.

If we fail to anticipate technology shifts, market needs and opportunities, and fail to develop appropriate products, product enhancements and services in a timely manner to meet those changes, we may not be able to compete effectively and our ability to generate revenues will suffer.

We believe that our future success will depend in part upon our ability to enhance existing products and services and to develop new products and services that meet or anticipate technology changes, which will require continued investment in engineering, capital equipment, marketing, customer service and technical support. For example, we will need to anticipate potential market shifts to alternative power architectures, cooling technologies and energy storage that could diminish the demand for our existing offerings or affect our margins. Also, our primary global competitors are sophisticated companies with significant resources that may develop superior products and services or may adapt more quickly to new technologies, industry changes or evolving customer requirements. If we fail to anticipate technology changes, shifting market needs or keep pace with our competitors’ products, and if we fail to develop and introduce new products or enhancements in a timely manner, we may lose customers and experience decreased or delayed market acceptance and sales of present and future products.

The long sales cycles for certain of our products and solutions offerings, as well as unpredictable placing or canceling of customer orders, may cause our revenues and operating results to vary significantly from quarter-to-quarter, which could make our future operational results less predictable.

A customer’s decision to purchase certain of our products or solutions, particularly products new to the market or long-term end-to-end solutions, may involve a lengthy contracting, design and qualification process. In particular, customers deciding on the design and implementation of large deployments may have lengthy and unpredictable procurement processes that may delay or impact expected future orders. As a result, the order booking and sales recognition process may be uncertain and unpredictable, with some customers placing large orders with short lead times on little advance notice and others requiring lengthy, open-ended processes that may change depending on global or regional economic weakness. This may cause our revenues and operating results to vary unexpectedly from quarter-to-quarter, making our future operational results less predictable.

The disruption of our customers’ markets could result in declines in the sales volume and prices of our products, which could have an adverse effect on our business, results of operations and financial condition.

The disruption of our customers’ markets could occur due to a number of factors, including government policy changes, industry consolidations or the shifting of market size and power among customers. For example, in the United States regulations governing aspects of fixed broadband networks and wireless networks may change as a result of proposals regarding net neutrality and government regulation of the Internet, which could impact our communication networks customers. Additionally, under Chinese government direction, the three main telecommunications operators in China recently consolidated the majority of their cellular towers and related assets into a single joint venture.

Consolidations or other disruptions may result in groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Such changes could impact spending as customers evolve their strategies or integrate acquired operations. Additionally, if fewer customers exist due to consolidation, the loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants. Any reduction in customer spending on technological development as a result of these and other factors could have an adverse effect on our business, results of operations and financial condition.

Large companies, such as communication network and hyperscale/cloud and colocation data center providers, generally require onerous terms and conditions in our contracts with them.

Large companies, such as communication network and hyperscale/cloud and colocation data center providers, comprise a significant portion of our customer base and generally have greater purchasing power than smaller entities. Accordingly, these customers often require more favorable terms from suppliers. Consolidation among such large customers can further increase their buying power and ability to require onerous terms. In addition, these customers may impose substantial penalties for any product or service failures caused by us. As we seek to sell more products to such customers, we may be required to agree to such terms and conditions more frequently, which may include terms that affect the timing of our cash flows and ability to recognize revenue, and could have an adverse effect on our business, results of operations and financial condition.

Our failure to mitigate certain risks associated with long-term, fixed-price contracts and turnkey projects may have an adverse effect on our results of operations and financial condition.

We derive a portion of our revenues from long-term, fixed-price contracts and from turnkey projects that can take many months, or even years, to complete. Such contracts and projects involve substantial risks, including but not limited to:

•	Unanticipated technical problems with equipment, requiring us to incur added expenses to remedy such problems;

•	Changes in costs or shortages of components, materials, labor or construction equipment;

•	Difficulties in obtaining required governmental permits or approvals;

•	Project modifications and changes to the scope of work resulting in unanticipated costs;

•	Delays caused by local weather, geological conditions or other conditions beyond our control;

•	Customer delays;

•	Changes in regulations, permits or government policy;

•	The failure of suppliers, subcontractors or consortium partners to perform; and

•	Penalties, if we cannot complete all or portions of the project within contracted time limits and performance levels.

Our failure to mitigate these risks may result in excess costs and penalties and may have an adverse effect on our results of operations and financial condition.

System security risks and systems implementation and enhancement issues could disrupt our operations, and any such disruption could reduce our revenue, increase our expenses, damage our reputation and adversely impact our performance.

We rely on our information systems and the information systems of a variety of third parties, depending on location, for processing customer orders, shipping products, billing our customers, tracking inventory, supporting finance and accounting functions, financial statement preparation, payroll services, benefit administration and other general aspects of our business. Despite security measures, our information systems or those of our third-party providers may be vulnerable to attack or breach due to error or malfeasance by our employees or those of the third-party providers. Any such breach could compromise such information systems, causing system disruptions or slowdowns, or proprietary or sensitive information on such information systems could be accessed, publicly disclosed, misused, stolen or lost, including as a result of fraud, trickery or other forms of deception. This could impede our sales, manufacturing, distribution or other critical functions and the financial costs we could incur to eliminate or alleviate these security risks could be significant and may be difficult to anticipate or measure. Moreover, such a breach could cause reputational and financial harm and subject us to liability to our customers, suppliers, business partners or any affected individual.

In addition, the products we produce or elements of such products that we procure from third parties may contain defects or weaknesses in design, architecture or manufacture, which could lead to system security vulnerabilities in our products and compromise the network security of our customers. If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our products or services, the market perception of the effectiveness of our products or services could be harmed.

Additionally, we will need to enhance the capabilities of our information systems as we separate from Emerson and replace the services it will provide under the Transition Services Agreement. The implementation of new information systems and enhancements to current systems may be costly and disruptive to our operations. Any problems, disruptions, delays or other issues in the design and implementation of these systems or enhancements could adversely impact our ability to process customer orders, ship products, provide service and support to our customers, bill and collect in a timely manner from our customers, fulfill contractual obligations, accurately record and transfer information, recognize revenue, file securities, governance and compliance reports in a timely manner or otherwise run our business. If we are unable to successfully design and implement these new systems, enhancements and processes as planned, or if the implementation of these systems and processes is more lengthy or costly than anticipated, our business, results of operations and financial condition could be negatively impacted.

Failure to properly manage our supply chain and inventory could adversely impact our results of operations.

Our operations, particularly our manufacturing and service operations, depend on our ability to accurately anticipate both our needs, including raw materials, components, products and services, from third-party suppliers, and such suppliers’ ability to timely deliver the quantities and quality required at reasonable prices. We have a large number of providers to support our global operations and breadth of offerings. In addition, certain of our suppliers are also competitors with us in one or more parts of our business and those suppliers may decide to discontinue business with us. Other supply chain risks that we could face include, but are not limited to, the following:

•	Volatility in the supply or price of raw materials. Our products rely on a variety of raw materials and components, including steel, copper and aluminum and electronic components. We may experience a shortage of, or a delay in receiving, such materials or components as a result of strong demand, supplier capacity constraints or other operational disruptions, restrictions on use of materials or components subject to our governance and compliance requirements, disputes with suppliers or problems in transitioning to new suppliers. Moreover, prices for some of these materials and components have historically been volatile and unpredictable, and such volatility is expected to continue. Ongoing supply issues may require us to reengineer some offerings, which could result in further costs and delays. If we are unable to secure necessary supplies at reasonable prices or acceptable quality, we may be unable to manufacture products, fulfill service orders or otherwise operate our business. We may also be unable to offset unexpected increases in material and component costs with our own price increases without suffering reduced volumes, revenues or operating income.

•	Contractual terms. As a result of long-term price or purchase commitments in contracts with our suppliers, we may be obligated to purchase materials, components or services at prices higher than those available in the current market, which may put us at a disadvantage to competitors who have access to components or services at lower prices, impact our gross margin, and, if these issues impact demand, may result in additional charges for inventory obsolescence. In addition, to secure the supply of certain materials and components on favorable terms, we may make strategic purchases of materials and components in advance or enter into non-cancelable commitments. If we fail to anticipate demand properly, we may have an oversupply which could result in excess or obsolete materials or components.

•	Contingent workers. In some locations, we rely on third-party suppliers for the provision of contingent workers, and our failure to manage such workers effectively could adversely impact our results of operations. We have been exposed to various legal claims relating to the status of contingent workers, and we could face similar claims in the future. We may be subject to labor shortages, oversupply, or fixed contractual terms relating to the contingent workforce, and our ability to manage the size of, and costs for, such contingent workforce may be further constrained by local laws or future changes to such laws. In addition, our customers may impose obligations on us with regard to our workforce and working conditions.

•	Single-source suppliers. We obtain certain materials or components from single-source suppliers due to technology, availability, price, quality or other considerations. For example, we rely on Emerson to provide the majority of the compressors we utilize in our thermal management products. Replacing a single-source supplier could delay production of some products because replacement suppliers, if available, may be subject to capacity constraints or other output limitations.

Any of these risks could have an adverse effect on our results of operations and financial condition.

In addition, our operations depend upon disciplined inventory management, as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. Excess or obsolete inventory, including that procured pursuant to an inaccurate customer forecast, would result in a write-off of such inventory, causing an increase in costs of goods sold and a decline in our gross margins.

The markets in which we provide our offerings are highly competitive, and competitive pressures could harm our business and financial performance.

We encounter competition from numerous and varied competitors in all areas of our business on a global and regional basis, and our competitors have targeted, and are expected to continue targeting, our primary markets. We compete primarily on the basis of reliability, quality, price, service and customer relationships. A significant element of our competitive strategy is focused on delivering high-quality products and solutions at the best relative global cost. If our products, services, and cost structure do not enable us to compete successfully based on any of those criteria, we may experience a decline in product sales and a corresponding loss of customers due to their selection of a competitor.

Our competitors, any of which could introduce new technologies or business models that disrupt significant portions of our markets, include:

•	Large-scale, global competitors with broad, sometimes larger, product portfolios and service offerings. These competitors may have greater financial, technical and marketing resources available to them compared to the resources allocated to our products and services that compete against their products and services. Competitors within this category include Schneider and Eaton, each of which have a large, global presence and compete directly in the markets in which we operate. Industry consolidation may also impact the competitive landscape by creating larger, more homogeneous and potentially stronger competitors in the markets in which we operate.

•	Offering-specific competitors with products and services that compete globally but with a limited set of product offerings. These competitors may be able focus more closely on a segment of the market and be able to apply targeted financial, technical and marketing resources in ways that we cannot, potentially leading to stronger brand recognition and more competitive pricing.

•	Regional or country-level competitors that compete with us in a limited geographic area.

We may not realize the expected benefits from any rationalization and improvement efforts, and they may result in unintended adverse impacts to our business, results of operations and financial condition.

We are continuously evaluating and considering possible rationalization and realignment initiatives to reduce our overall cost base and improve efficiency. There can be no assurance that we will fully realize the benefits of such efforts that we have taken or will take in the future. In addition, these actions and potential future efforts could yield unintended consequences, such as distraction of management and employees, business disruption, reduced employee morale and productivity, and unexpected employee attrition, including the inability to attract or retain key personnel. If we fail to achieve the expected benefits of any rationalization or realignment initiatives and improvement efforts, or if other unforeseen events occur in connection with such efforts, our business, results of operations and financial condition could be negatively impacted.

Disruption of, or changes in, the markets or operating models of our independent sales representatives, distributors and original equipment manufacturers could have an adverse effect on our results of operations.

We rely, in part, on independent sales representatives, distributors and original equipment manufacturers for the distribution of our products and services. If these third parties’ financial condition or operations weaken, including as a result of a shift away from the go-to-market operating model they currently follow, and they are unable to successfully market and sell our products, our revenue and gross margins could be adversely affected.

If there are disruption or consolidation in their markets, such parties may be able to improve their negotiating position and renegotiate historical terms and agreements for the distribution of our products. There can be no assurance that changes in the negotiating position of such third parties in future periods would not have an adverse effect on our results of operations.

We will need to raise capital or access credit facilities to finance the continued growth of our company, and if capital is not available to us on acceptable terms, as and when needed, our business and prospects could be materially and adversely impacted.

Our future success will require the ability to raise capital from third parties for investment in our business. There can be no assurance that we will be able to successfully access sources of capital in a manner that supports the growth of our business in light of funding costs, unfavorable changes in the terms of funding instruments or the liquidation of certain assets. A failure to maintain a future credit rating or a competitive investment profile, including any ratings review for a downgrade, could adversely impact our cost of funds and related margins, liquidity, competitive position and access to capital markets. If we were unable to arrange new or alternative methods of financing on favorable terms, our business, results of operations, financial condition and prospects could be materially and adversely affected. Additionally, any financial turmoil affecting the banking system and financial markets could negatively impact our treasury operations, as the financial condition of financial institutions may deteriorate rapidly and without notice, thereby limiting our access to capital markets.

If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, certain contracts, or our costs with respect to such contracts could be higher.

In accordance with industry practice for large data center construction opportunities, we are required to provide guarantees, including bid-bonds, advance payment and performance guarantees for our performance and project completion dates. Some customers require these guarantees to be issued by a financial institution, and the global financial crisis has made it more difficult and expensive to obtain these guarantees. If, in the future, we cannot obtain such guarantees on commercially reasonable terms or at all, we could be prevented from bidding on, or obtaining, such large construction contracts, or our costs for such contracts could be higher and, in either case, could have an adverse effect on our business, results of operations and financial condition.

We may not realize all of the sales expected from our backlog of orders and contracts.

Backlog represents the value of product orders for which we have received a customer purchase order or purchase commitment and which have not yet been delivered. The vast majority of our backlog is expected to be delivered within one year. Our customers have the right in some circumstances, usually with penalties or termination consequences, to reduce or defer firm orders in backlog. If customers terminate, reduce or defer firm orders, whether due to fluctuations in their business needs or purchasing budgets or other reasons, our sales will be adversely affected and we may not realize the revenue we expect to generate from our backlog or, if realized, may not result in profitable revenue. More generally, we do not believe that our backlog estimates as of any date are indicative of revenues for any future period.

Unanticipated changes in our tax provisions, variability of our quarterly and annual effective tax rate, the adoption of new tax legislation or exposure to additional tax liabilities could impact our financial performance.

Our global operations and entity structure result in a complex tax structure where we are subject to income and other taxes in the United States and numerous foreign jurisdictions. Variability in the mix and profitability of domestic and international activities, identification and resolution of various tax uncertainties, changes in tax laws and rates or other regulatory actions regarding taxes, and the extent to which we are able to realize net operating loss and other carryforwards included in deferred tax assets and avoid potential adverse outcomes included in deferred tax liabilities, among other matters, may significantly impact our effective income tax rate in the future. Our effective income tax rate may also be impacted by the recognition of discrete income tax items, such as required adjustments to our liabilities for uncertain tax positions or our deferred tax asset valuation allowance. A significant increase in our effective income tax rate could have an adverse impact on our earnings.

We are also subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters, and may assess additional taxes as a result. There can be no assurance that we will accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to our tax liabilities.

Any failure of our offerings could subject us to substantial liability, including product liability claims, which could damage our reputation or the reputation of one or more our brands and negatively impact our results of operations and financial position.

The offerings that we provide are complex, and our regular testing and quality control efforts may not be effective in controlling or detecting all quality issues or errors, particularly with respect to faulty components manufactured by third parties. Defects could expose us to product warranty claims, including substantial expense for the recall and repair or replacement of a product or component, and product liability claims, including liability for personal injury or property damage. We are not generally able to limit or exclude liability for personal injury or property damage to third parties under the laws of most jurisdictions in which we do business and, in the event of such incident, we could spend significant time, resources and money to resolve any such claim. We may be required to pay for losses or injuries purportedly caused by the design, manufacture, installation or operation of our products or by solutions performed by us or third parties.

An inability to cure a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, delays in customer payments or refusals by our customers to make such payments, increased inventory costs, product reengineering expenses and our customers’ inability to operate their enterprises. Such defects could also negatively impact customer satisfaction and sentiment, generate adverse publicity, reduce future sales opportunities and damage our reputation or the reputation of one or more of our brands. Any of these outcomes could have an adverse effect on our results of operations and financial condition.

In order to be successful, we must attract, develop, train, motivate and retain key employees, and failure to do so could seriously harm us.

In order to successfully operate as an independent public company and implement our plans, we must identify, attract, develop, motivate and retain key employees, including qualified executives, management, engineering, sales, marketing, IT support and service personnel. The market for such individuals may be highly competitive. Attracting and retaining key employees in a competitive marketplace requires us to provide a competitive compensation package, which often includes cash- and equity-based compensation. If our total compensation package is not viewed as competitive, our ability to attract, motivate and retain key employees could be weakened and failure to successfully hire or retain key employees and executives could adversely impact our business, results of operations and financial condition.

We may elect not to purchase insurance for certain business risks and, for the insurance coverage we have in place, such coverage may not address all of our potential exposures or, in the case of substantial losses, may be inadequate.

We may elect not to purchase insurance for certain business risks and expenses, such as claimed intellectual property infringement, where we believe we can adequately address the anticipated exposure or where insurance coverage is either not available at all or not available on a cost-effective basis. In addition, product liability and product recall insurance coverage is expensive and may not be available on acceptable terms, in sufficient amounts, or at all. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our products, solutions or services have been or are being used. For those policies that we do have, insurance coverage may be inadequate in the case of substantial losses, or our insurers may refuse to cover us on specific claims. Losses not covered by insurance could be substantial and unpredictable and could adversely impact our financial condition and results of operations. If we are unable to maintain our portfolio of insurance coverage, whether at an acceptable cost or at all, or if there is an increase in the frequency or damage amounts claimed against us, our business, results of operations and financial condition may be negatively impacted.

Any failure by us to identify, manage and complete acquisitions, divestitures and other significant transactions successfully could harm our financial results, business and prospects.

As part of our business strategy, we may, from time to time, acquire businesses or interests in businesses, including noncontrolling interests, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from such activities depends, in part, upon the successful integration between the businesses involved, the performance and development of the underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the management of the operations. Accordingly, our financial results could be adversely affected by unanticipated performance and liability issues, transaction-related charges, amortization related to intangibles, and charges for impairment of long-term assets. Although we believe that we have established appropriate and adequate procedures and processes to identify and mitigate these risks, there is no assurance that these transactions will be successful.

If the estimates or judgments relating to our critical accounting policies prove to be incorrect, our reported results of operations may be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our Combined Financial Statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our reported results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. Significant assumptions and estimates used in preparing our Combined Financial Statements include those related to revenue recognition, loss contingencies, inventories, long-lived assets and income taxes.

In addition, U.S. GAAP is subject to interpretation by the SEC and various other regulatory bodies. A change in U.S. GAAP or in interpretations of U.S. GAAP could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business.

Our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.

As of December 31, 2015, we had total goodwill and net intangible assets of $2,470.1 million, which constituted approximately 54 percent of our total assets. We assess the likelihood of realizing our net intangible assets and goodwill annually, and we conduct an interim evaluation whenever events or changes in circumstances, such as operating losses or a significant decline in earnings associated with the acquired business or asset, indicate that these assets may be impaired. For example, as a result of our annual impairment test, goodwill impairment charges of $508 million and $154 million were recorded in 2014 and 2015, respectively, relating to declines in the estimated fair value of the Europe, Middle East & Africa (“EMEA”) segment. The

EMEA segment was unable to meet its operating objectives due to the continued weak economy in Western Europe since an acquisition in 2010. The weak economic recovery combined with intense competitive and market pressures negatively affected profitability in the EMEA segment in 2014 and further impacted the business in 2015. Our ability to realize the value of goodwill and net intangible assets will depend on the future cash flows of the businesses to which the goodwill relates. If we are not able to realize the value of the goodwill and net intangible assets, this could adversely affect our results of operations and financial condition, and also result in an impairment of those assets.

We are subject to risks associated with the global scope of our operations.

As of December 31, 2015, we employed over 19,000 people globally and had manufacturing facilities in the Americas, Asia Pacific and EMEA. We generate substantial revenue outside of the United States and expect that foreign revenue will continue to represent a significant portion of our total revenues. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor company-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with company-wide standards and procedures.

In addition, we generate a significant portion of our revenue from sales in emerging markets. Serving a global customer base requires that we place more materials, production and service assets in emerging markets to capitalize on market opportunities and maintain our cost position. Newer geographic markets may be relatively less profitable due to our investments associated with entering such markets and local pricing pressures, and we may have difficulty establishing and maintaining the operating infrastructure necessary to support the high growth rates associated with some of those markets. Operations in emerging markets can also present risks that are not encountered in countries with well-established economic and political systems, including:

•	Changes or ongoing instability in a country’s or region’s economic or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts, which could make it difficult for us to anticipate future business conditions, cause delays in the placement of orders, complicate our dealings with governments regarding permits and other regulatory matters and make our customers less willing to make cross-border investments;

•	Unpredictable or more frequent foreign currency exchange rate fluctuations;

•	Inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts;

•	Foreign state takeovers of our facilities, trade protectionism, state-initiated industry consolidation or other similar government actions or control;

•	Changes in and compliance with international, national or local regulatory and legal environments, including laws and policies affecting trade, economic sanctions, foreign investment, labor relations, foreign anti-bribery and anti-corruption;

•	The difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	Longer collection cycles and financial instability among customers;

•	Trade regulations, boycotts and embargoes, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors, which could impair our ability to obtain materials necessary to fulfill contracts, pursue business or establish operations in such countries;

•	Difficulty of obtaining adequate financing and/or insurance coverage;

•	Fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure;

•	Political or social instability that may hinder our ability to send personnel abroad or cause us to move our operations to facilities in countries with higher costs and less efficiencies;

•	Difficulties associated with repatriating earnings generated or held abroad in a tax-efficient manner, changes in tax laws, or tax inefficiencies; and

•	Exposure to wage, price and capital controls, local labor conditions and regulations, including local labor disruptions and rising labor costs which we may be unable to recover in our pricing to customers.

Consequently, our exposure to the conditions in or affecting emerging markets may have an adverse effect on our business, results of operations and financial condition.

We are exposed to fluctuations in foreign currency exchange rates, and our hedging activities may not protect us against the consequences of such fluctuations on our earnings and cash flows.

As a result of our global operations, our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, most notably the strengthening of the U.S. dollar against the primary foreign currencies, which could adversely impact our revenue growth in future periods. For example, if the U.S. dollar continues to strengthen against other currencies such as the euro, our revenues reported in U.S. dollars would decline. In addition, for U.S. dollar-denominated sales, an increase in the value of the U.S. dollar would increase the real cost to customers of our products in markets outside the United States, which could result in price concessions in certain markets, impact our competitive position or have an adverse effect on demand for our products and consequently on our business, results of operations and financial condition.

Legal compliance issues could adversely impact our business.

We are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, as amended, that prohibit payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We operate in several less-developed countries and regions that are generally recognized as having a greater risk of potentially corrupt business environments. Our legal compliance and ethics programs, including a code of business conduct, policies on anti-bribery, export controls, environmental and other legal compliance, and periodic training to relevant associates on these matters, are designed to reduce the likelihood of a legal compliance violation. Nevertheless, such a violation could still occur, disrupting our business through fines, penalties, diversion of internal resources, negative publicity and possibly severe criminal or civil sanctions.

We are also subject to applicable import laws, export controls and economic sanctions laws and regulations. Changes in import and export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in claims for breach of existing contracts and modifications to existing compliance programs and training schedules. Violations of the applicable export or import control, or economic sanctions laws and regulations, such as an export to an embargoed country, or to a denied party, or the export of a product without the appropriate governmental license, may result in penalties, including fines, debarments from export privileges, and loss of authorizations needed to conduct aspects or our international business, and may harm our ability to enter into contracts with our customers who have contracts with the U.S. government. A violation of the laws and regulations enumerated above could have an adverse effect on our business, results of operations and financial condition.

We are subject to risks related to legal claims and proceedings filed by or against us, and adverse outcomes, including prosecution, in these matters may materially harm our business.

We are, and certain of our officers and members of our Board of Directors may be, subject to various claims, disputes, investigations, demands, arbitration, litigation, or other legal proceedings. These matters are inherently uncertain and we cannot predict the duration, scope, outcome or consequences. In addition, these legal matters are expensive and time-consuming to defend, settle, and or resolve, and may require us to implement certain remedial measures that could prove costly or disruptive to our business and operations. The unfavorable resolution of one or more of these matters could have an adverse effect on our business, results of operations and financial condition.

Our financial performance may suffer if we cannot continue to develop, commercialize or enforce the intellectual property rights on which our businesses depend, some of which are not patented or patentable, or if we are unable to gain and maintain access to relevant intellectual property rights of third parties through license and other agreements.

Our business relies on a substantial portfolio of intellectual property rights, including trademarks, trade secrets, patents, copyrights and other such rights globally. Intellectual property laws and the protection and enforcement of our intellectual property vary by jurisdiction and we may be unable to protect or enforce our proprietary rights adequately in all cases or such protection and enforcement may be unpredictable and costly, which could adversely impact our growth opportunities, financial performance and competitive position. In addition, our intellectual property rights could be challenged, invalidated, infringed or circumvented, or insufficient to take advantage of current market trends or to provide competitive advantage. For our patent filings, although we engage in patent clearance searches in applicable fields, because of the existence of a large number of patents in our fields, the secrecy of some pending patent applications, and the rapid rate of issuance of new patents within our applicable fields, it is not economically practical or even possible to determine conclusively in advance whether a product or any of its components infringes the patent rights of others.

We also rely on maintenance of proprietary information (such as trade secrets, know-how and other confidential information) to protect certain intellectual property. To protect such information against disclosure or misappropriation, our policy is to require employees, consultants, contractors and advisors to agree to confidentiality restrictions in agreements with us. We also typically execute confidentiality agreements with third parties before engaging in discussions relating to our confidential proprietary information. Notwithstanding, trade secrets and/or confidential know-how can be difficult to maintain as confidential and we may not obtain confidentiality agreements in all circumstances, or individuals may unintentionally or willfully disclose our confidential information improperly. In addition, confidentiality agreements may not provide an adequate remedy in the event of an unauthorized disclosure of our trade secrets or other confidential information, and the enforceability of such confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. Failure to obtain or maintain trade secrets, protection of know-how and other confidential information could adversely impact our business.

In addition, we rely on licensing certain intellectual property rights from third parties. For example, many of our software offerings are developed using software components or other intellectual property licensed from third parties, including proprietary and open source licenses. This practice requires that we monitor and manage our use of third-party and open source software components to comply with the applicable license terms and avoid any inadvertent licensing or public disclosure of our intellectual property pursuant to such license terms, and our ability to comply with such license terms may be affected by factors that we can only partially influence or control. The continuation of good licensing relationships with our third-party licensors is important to our business. It is possible that merger or acquisition activity or the granting of exclusive licenses may result in reduced availability and/or a change to the license terms that were previously in place. If any of our third-party licensors are acquired by our competitors, there is a risk that the applicable licensed intellectual property may no longer by available to us or available only on less favorable terms. Loss of our license rights and an inability to replace such software with other third-party intellectual property on commercially reasonable terms, or at all, could adversely impact our business, results of operations and financial condition.

Third-party claims of intellectual property infringement, including patent infringement, are commonplace and successful third-party claims may limit or disrupt our ability to sell our offerings.

Third parties may claim that we, or customers using our products, are infringing their intellectual property rights. For example, patent assertion entities, or non-practicing entities, may purchase intellectual property assets for the purpose of asserting infringement claims and attempting to extract settlements from us. Regardless of the merit of these claims, they can be time-consuming, costly to defend, and may require that we develop or substitute non-infringing technologies, redesign affected products, divert management’s attention and resources away from our business, require us to enter into settlement or license agreements that may not be available on commercially reasonable terms, pay significant damage awards, including treble damages if we were found to be willfully infringing, or temporarily or permanently cease engaging in certain activities or offering certain products or services in some or all jurisdictions, and any of the foregoing could adversely impact our business.

Furthermore, because of the potential for unpredictable significant damage awards or injunctive relief, even arguably unmeritorious claims may be settled for significant amounts of money. In addition, in circumstances in which we are the beneficiary of an indemnification agreement for such infringement claims, the indemnifying party may be unable or unwilling to uphold its indemnification obligations to us. Our customer contracts and certain of our intellectual property license agreements often include obligations to indemnify our customers and licensees against certain claims of intellectual property infringement, and these obligations may be uncapped. If claims of intellectual property infringement are brought against such customers or licensees in respect of the intellectual property rights, products or services that we provide to them, we may be required to defend such customers or licensees and/or pay a portion of, or all, the costs these parties may incur related to such litigation or claims. In addition, our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such acquired technology or the care taken to safeguard against infringement or similar risks with respect thereto.

We are subject to environmental, health and safety laws and regulations, including related to the composition and takeback of our products, and may face significant costs or liabilities associated with environmental, health and safety matters.

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety, and the content, composition and takeback of our products. For example, the European Union (EU) Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive and similar laws and regulations of China and other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Additionally, the EU, China and other jurisdictions have adopted or proposed versions of the Waste Electrical and Electronic Equipment Directive, which requires producers of electrical and electronic equipment to assume responsibility for collecting, treating, recycling and disposing of products when they have reached the end of their useful life, as well as Registration, Evaluation, Authorization and Restriction of Chemical Substances regulations, which regulate the handling and use of certain chemical substances that may be used in our products.

If we fail to comply with applicable environmental, health and safety laws and regulations, we may face administrative, civil or criminal fines or penalties, the suspension or revocation of necessary permits and requirements to install additional pollution controls. Furthermore, current and future environmental, health and safety laws, regulations and permit requirements could require us to make changes to our operations or incur significant costs relating to compliance. For example, as climate change issues become more prevalent, foreign, federal, state and local governments and our customers have been responding to these issues. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely impact our business, results of operations and financial condition. In addition, we handle hazardous materials in the ordinary course of operations and there may be spills or releases of hazardous materials into the environment. At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we are currently liable for contamination, and could in the future be liable for additional contamination. We have been, and may in the future, be required to participate in the remediation or investigation of, or otherwise bear liability for, such contamination and be subject to claims from third parties whose property damage, natural resources damage or personal injury is caused by such contamination.

Risks Relating to Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

Prior to the Separation, there will have been no trading market for shares of our common stock. An active trading market may not develop or be sustained for our common stock after the Separation, and we cannot predict the prices at which our common stock will trade after the Separation. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	Fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	Failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;

•	Announcements by us or our customers, suppliers or competitors;

•	Changes in market valuations or earnings of other companies in our industry;

•	Changes in laws or regulations which adversely affect our industry or us;

•	General economic, industry and stock market conditions;

•	Future significant sales of our common stock by our stockholders or the perception in the market of such sales;

•	Future issuances of our common stock by us; and

•	The other factors described in these “Risk Factors” and elsewhere in this information statement.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.

Upon completion of the Separation, we estimate that we will have outstanding an aggregate of approximately [●] shares of our common stock (based on [●] shares of Emerson common stock outstanding on [●], 2016). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our Directors and executive officers, can be sold subject to volume, manner of sale and notice provisions of Rule 144 under the Securities Act. We estimate that our Directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately [●] shares of our common stock immediately following the Separation. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Separation. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive in the Separation. In addition, other Emerson stockholders may sell the shares of our common stock they receive in the Separation for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives.

Because we do not expect our common stock will be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.

A portion of Emerson’s outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index and other stock indices. Based on a review of publicly available information as of [●], 2016, we believe approximately [●] percent of Emerson’s outstanding common stock is held by index funds. Because we do not expect our common stock to be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices at the time of the Separation, index funds currently holding shares of Emerson common stock will likely be required to sell the shares of our common stock they receive in the Separation. There may not be sufficient buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the Separation and, as a result, the price of our common stock could be adversely affected.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware Law could delay or prevent a change in control of Vertiv.

The existence of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware Law could discourage, delay or prevent a change in control of Vertiv that a stockholder may consider favorable. These include provisions:

•	Providing for a classified Board of Directors until our annual meeting of stockholders held in 2021;

•	Providing that our Directors may be removed by our stockholders only for cause while our Board is classified;

•	Providing the right to our Board of Directors to issue one or more classes or series of preferred stock without stockholder approval;

•	Authorizing a large number of shares of stock that are not yet issued, which would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

•	Prohibiting stockholders from calling special meetings of stockholders or taking action by written consent; and

•	Establishing advance notice and other requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our and our stockholders’ best interests. See “Description of Capital Stock.”

Your percentage ownership in Vertiv may be diluted in the future.

In the future, your percentage ownership in Vertiv may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our Directors, officers and employees. Our compensation committee may grant additional equity awards to our employees after the spinoff. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we may issue additional equity awards to our employees under our employee benefits plans.

In addition, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our Directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

Our common stock is and will be subordinate to all of our future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any class or series of preferred stock that our Board of Directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders.

THE SEPARATION

General

On June 30, 2015, Emerson announced that is was moving forward with a plan to distribute to Emerson’s stockholders all of the shares of common stock of Vertiv through the Separation, including the Restructuring and the Distribution. Vertiv is currently a wholly owned subsidiary of Emerson and, at the time of the Distribution, Vertiv will hold, through its subsidiaries, the assets and liabilities associated with the Spin Business. The Separation will be achieved through the transfer of all the assets and liabilities of the Spin Business to Vertiv or its subsidiaries through the Restructuring and the distribution of 100 percent of the outstanding capital stock of Vertiv to holders of Emerson common stock on the record date of [●], 2016 through the Distribution. At the effective time of the Distribution, Emerson stockholders will receive one share of Vertiv common stock for every [●] shares of Emerson common stock held on the record date. The Separation is expected to be completed on [●], 2016. Immediately following the Separation, Emerson stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Vertiv. Following the Separation, Vertiv will be an independent, publicly traded company, and Emerson will retain no ownership interest in Vertiv.

As used herein, the “Spin Business” refers to the business, operations, products, services and activities of Emerson’s Network Power business. See “Business” for more information.

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with Emerson after the Separation. These agreements will provide for the allocation between us and Emerson of the assets, liabilities and obligations of Emerson and its subsidiaries, and will govern the relationship between Vertiv and Emerson after the Separation. In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with Emerson include:

•	A Tax Matters Agreement;

•	An Intellectual Property Cross License Agreement;

•	A Transition Services Agreement;

•	An Employee Matters Agreement;

•	Certain supply agreements;

•	Certain lease agreements; and

•	The ASCO Trademark License Agreement.

The Separation as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below. We cannot provide any assurances that Emerson will complete the Separation.

Reasons for the Separation

The Emerson Board of Directors believes separating our business from Emerson’s other businesses is in the best interests of Emerson and its stockholders and has concluded the Separation will provide Emerson and Vertiv with a number of potential opportunities and benefits, including the following:

•	Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting corporate group will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its business.

•	Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in companies in our business will have the opportunity to acquire stock of Vertiv.

•	Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

The financial terms of the Separation, including the new indebtedness expected to be incurred by Vertiv or entities that are, or will become, prior to the completion of the Separation, subsidiaries of Vertiv, and the amount of the cash transfer to Emerson has been determined by the Emerson Board of Directors based on a variety of factors, including establishing an appropriate pro forma capitalization for Vertiv as a stand-alone company considering the historical earnings of the Spin Business and the level of indebtedness relative to earnings of various comparable companies.

The Number of Shares You Will Receive

For every [●] shares of Emerson common stock you own at 5:00 p.m., Eastern time, on [●], 2016, the record date for the Distribution, you will receive one share of Vertiv common stock on the Distribution Date for the Separation.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Emerson stockholders. Instead, as soon as practicable on or after the Distribution Date for the Separation, the distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fraction shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described below in “—Material U.S. Federal Income Tax Consequences of the Separation.”

When and How You Will Receive the Distribution of Vertiv Shares

Emerson will distribute the shares of our common stock on [●], 2016 to holders of record on the record date for the Distribution. The Distribution is expected to be completed following the NYSE market closing on the Distribution Date for the Separation. Emerson’s transfer agent and registrar, Computershare, will serve as transfer agent and registrar for the Vertiv common stock and as distribution agent in connection with the Distribution.

If you own Emerson common stock as of 5:00 p.m., Eastern time, on the record date for the Distribution, the shares of Vertiv common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date for the Separation, to your account as follows:

•	Registered Stockholders. If you own your shares of Emerson stock directly, either in book-entry form through an account at Computershare and/or if you hold paper stock certificates, you will receive your shares of Vertiv common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in the Distribution.

On or shortly after the Distribution Date for the Separation, the distribution agent will mail to you an account statement that indicates the number of shares of Vertiv common stock that have been registered in book-entry form in your name.

Stockholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact Computershare at the address set forth in “Summary—Questions and Answers About the Separation” in this information statement.

•	Beneficial Stockholders. Many Emerson stockholders hold their shares of Emerson common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Emerson common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Vertiv common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Outstanding Equity Compensation Awards

Outstanding Emerson equity compensation awards will be adjusted so that holders will maintain substantially the same intrinsic value in the awards both before and after the Separation.

Results of the Separation

After the Separation, we will be an independent, publicly traded company that directly or indirectly holds the assets and liabilities of the Spin Business. Immediately following the Separation, we expect to have approximately [●] stockholders of record, based on the number of registered stockholders of Emerson common stock on [●], 2016, applying a distribution ratio of one share of our common stock for every [●] shares of Emerson common stock. We expect to have approximately [●] shares of Vertiv common stock outstanding. The actual number of shares to be distributed will be determined on the record date.

Before the completion of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Emerson to effect the Separation and provide a framework for our relationship with Emerson after the Separation. These agreements will provide for the allocation between Vertiv and Emerson of Emerson’s assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee matters, intellectual property matters, tax matters and certain other commercial relationships).

For a more detailed description of these agreements, see “—Agreements with Emerson” below. The Separation will not affect the number of outstanding shares of Emerson common stock or any rights of Emerson stockholders.

Incurrence of Debt

We intend to enter into new financing arrangements in anticipation of the Separation. We expect to incur approximately $[●] of new debt, which we intend to use in part to fund a cash transfer to Emerson as part of the Restructuring and for working capital and other general corporate purposes.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a discussion of the material U.S. federal income tax consequences of the Distribution to U.S. Holders (as defined below) of Emerson common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Emerson common stock that is for U.S. federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the Distribution to U.S. Holders that hold Emerson common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and tax consequences to a U.S. Holder subject to special rules, such as:

•	A financial institution, regulated investment company or insurance company;

•	A tax-exempt organization;

•	A dealer or broker in securities, commodities or foreign currencies;

•	A stockholder that holds Emerson common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	A stockholder that holds Emerson common stock in a tax-deferred account, such as an individual retirement account; or

•	A stockholder that acquired Emerson common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Emerson common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Emerson common stock should consult its tax advisor regarding the tax consequences of the Distribution.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Distribution. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the Distribution. Accordingly, each holder of Emerson common stock should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Distribution to such holder.

Tax Opinion

The consummation of the Distribution is conditioned upon the receipt of an opinion of tax counsel to the effect that the Distribution, together with certain related transactions, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and the Distribution will qualify as a tax-free transaction under Sections 355(a) and 361(c) of the Code (the “Tax Opinion”). In rendering the Tax Opinion, to be given as of the closing of the Distribution, tax counsel will rely on (i) customary representations and covenants made by us and Emerson, including those contained in certificates of officers of us and Emerson, and (ii) specified assumptions, including an assumption regarding the completion of the Distribution and certain related transactions in the manner contemplated by the transactions agreements. In addition, tax counsel’s ability to provide the Tax Opinion will depend on the absence of changes in existing facts or law between the date of this registration statement and the closing date of the Distribution. If any of the representations, covenants or assumptions on which tax counsel will rely is inaccurate, tax counsel may not be able to provide the Tax Opinion or the tax consequences of the Distribution could differ from those described below. An opinion of tax counsel does not preclude the IRS or the courts from adopting a contrary position.

The Separation

Assuming that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Sections 355(a) and 361(c) of the Code, in general, for U.S. federal income tax purposes:

•	The Distribution and certain related transactions will not result in the recognition of income, gain or loss by Emerson or us;

•	No gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Emerson common stock upon the receipt of our common stock;

•	The aggregate tax basis of the shares of our common stock distributed in the Distribution to a U.S. Holder of Emerson common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of Emerson common stock immediately before such Distribution between such Emerson common stock and our common stock in proportion to the relative fair market value of each immediately following the Distribution;

•	The holding period of any shares of our common stock received by a U.S. Holder of Emerson common stock in the Distribution will include the holding period of the shares of Emerson common stock held by a U.S. Holder prior to the Distribution; and

•

A U.S. Holder of Emerson common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the Distribution.

Because one share of our common stock will be received with respect to more than one share of Emerson common stock, the basis of each share of Emerson common stock must be allocated to a segment of a share of our common stock received with respect thereto. The allocations must be made for all shares in proportion to their relative fair market values in a manner that reflects, to the greatest extent possible, that a share of our common stock is received with respect to shares of Emerson common stock acquired on the same date and at the same price. To the extent this is not possible, the allocations must be made in a manner that minimizes the disparity in the holding periods of shares of Emerson common stock whose basis is allocated to any particular share of our common stock. As a result, one segment of a share of our common stock may have a basis and holding period that differs from another segment of the same share.

In general, if the Distribution, together with certain related transactions, does not qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and/or the Distribution does not qualify as tax-free distribution within the meaning of Sections 355(a) and 361(c) of the Code, the Distribution will be treated as a taxable dividend to holders of Emerson common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of Emerson’s earnings and profits. In addition, if the Distribution, together with certain related transactions, does not qualify as tax-free transactions under Sections 368(a)(1)(D), 355 and 361 of the Code, Emerson will recognize taxable gain, which could result in significant tax to Emerson.

Even if the Distribution and certain related transactions were otherwise to qualify as tax-free transactions under Sections 368(a)(1)(D), 355 and 361 of the Code, the Distribution will be taxable to Emerson under Section 355(e) of the Code if 50 percent or more of either the total voting power or the total fair market value of the stock of Emerson or our common stock is acquired as part of a plan or series of related transactions that includes the Distribution. If Section 355(e) applies as a result of such an acquisition, Emerson would recognize taxable gain as described above, but the Distribution would generally be tax-free to holders of Emerson common stock. Under some circumstances, the Tax Matters Agreement would require us to indemnify Emerson for the tax liability associated with the taxable gain. See “—Agreements with Emerson—Tax Matters Agreement.”

Under the Tax Matters Agreement, we will generally be required to indemnify Emerson for the resulting taxes in the event that the Distribution and/or related transactions fail to qualify for their intended tax treatment as a result of a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement. See “—Agreements with Emerson—Tax Matters Agreement.” If the Distribution were to be taxable to Emerson, the liability for payment of such tax by Emerson or by us under the Tax Matters Agreement could have a material adverse effect on Emerson or us, as the case may be.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of Emerson (by vote or value) and who receive our common stock pursuant to the Distribution to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. Emerson and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a U.S. Holder of Emerson common stock in lieu of fractional shares of our common stock in the Distribution may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Appraisal Rights

No Emerson stockholder will have any appraisal rights in connection with the Separation.

Listing and Trading of Our Common Stock

As of the date of this information statement, there is no public market for our common stock. We expect to apply for listing of our common stock on the NYSE under the ticker symbol “VRT.”

Trading Between Record Date and Distribution Date

Beginning on the record date for the Distribution and continuing up to and including the Distribution Date for the Separation, we expect there will be two markets in Emerson common stock: a “regular-way” market and an “ex-distribution” market. Shares of Emerson common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Vertiv common stock in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Vertiv common stock in the Distribution. Therefore, if you sell shares of Emerson common stock in the “regular-way” market after 5:00 p.m., Eastern time, on the record date for the Distribution and up to and including through the Distribution Date, you will be selling your right to receive shares of Vertiv common stock in the Distribution. If you own shares of Emerson common stock at 5:00 p.m., Eastern time, on the record date for the Distribution and sell those shares in the “ex-distribution” market, up to and including through the Distribution Date, you will still receive the shares of Vertiv common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of Emerson common stock that you sold.

Furthermore, beginning on [●], 2016 and continuing up to and including the Distribution Date for the Separation, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Vertiv common stock that will be distributed to Emerson stockholders on the Distribution Date. If you own shares of Emerson common stock at 5:00 p.m., Eastern time, on the record date, you would be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of Vertiv common stock, without trading the shares of Emerson common stock you own, in the “when-issued” market. On the first trading day following the Distribution Date, we expect “when-issued” trading with respect to Vertiv common stock will end and “regular-way” trading in Vertiv common stock will begin.

Conditions to the Distribution

We expect the Distribution will be effective on [●], 2016, the Distribution Date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions will have been satisfied or waived by Emerson in its sole discretion:

•	The Emerson Board of Directors will have been satisfied that the Distribution will be made out of surplus within the meaning of Section 351.220 of the Missouri General Business Corporation Law;

•	The Emerson Board of Directors will have approved the Distribution and will not have abandoned the Distribution or terminated the Separation and Distribution Agreement at any time prior to the Distribution;

•	The restructuring transactions contemplated by the Separation (other than any delayed transfers contemplated by the Separation and Distribution Agreement) will have been completed and (A) the transfer of the Spin Business assets and liabilities (other than any assets or liabilities the transfer of which is contemplated to be delayed) contemplated to be transferred from Emerson and its remaining businesses to Vertiv on or prior to the Distribution Date will have occurred and (B) the transfer of the Emerson assets and liabilities (other than any assets or liabilities the transfer of which is contemplated to be delayed) contemplated to be transferred from Vertiv and the Spin Business to Emerson and its remaining businesses on or prior to the Distribution Date will have occurred;

•	The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement will have been mailed to the holders of Emerson common stock as of the record date for the Distribution or in connection with the delivery of a notice of internet availability of this information statement to such holders, posted on the internet;

•	All actions and filings necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken and, where applicable, become effective or accepted;

•	Our common stock to be delivered in the Distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

•	Each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

•	Emerson will have received an opinion of counsel (which will not have been revoked or modified in any material respect), reasonably satisfactory to Emerson, to the effect that, for U.S. federal income tax purposes, (i) the contribution by Emerson to Vertiv of the stock of certain Spin Business subsidiaries and the Distribution will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and (ii) the Distribution will qualify as a tax-free transaction under Sections 355(a) and 361(c) of the Code;

•	An independent appraisal firm acceptable to Emerson will have delivered one or more opinions to the Emerson Board of Directors confirming the solvency and financial viability of Emerson and its affiliates (including Vertiv and its affiliates) before consummation of the Distribution and each of (A) Emerson and its remaining businesses and (B) Vertiv and the Spin Business after consummation of the Distribution, and such opinions will be acceptable to the Emerson Board of Directors in its sole and absolute discretion and such opinions will not have been withdrawn or rescinded;

•	No order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation or any of the transactions related thereto will be in effect;

•	Any governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, required for the consummation of the Separation will have been obtained;

•	Vertiv will have entered into, and received the resulting proceeds from, the financing arrangements described in this information statement and will have made a cash payment in the amount of $[●] to Emerson;

•

No event or development will have occurred or exist that, in the judgment of the Emerson Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or other transactions contemplated by the Separation and Distribution Agreement or by any of the ancillary agreements contemplated by the Separation and Distribution Agreement; and

•	Certain necessary actions to complete the Separation will have occurred, including (A) the amended and restated certificate of incorporation and amended and restated bylaws of Vertiv, in substantially the form attached as exhibits to the registration statement of which this information statement forms a part, will be in effect and (B) Emerson will have entered into a distribution agent agreement with a distribution agent or otherwise provided instructions to a distribution agent regarding the Distribution.

The fulfillment of the foregoing conditions will not create any obligations on Emerson’s part to effect the Separation, and the Emerson Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.

Agreements with Emerson

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Emerson to effect the Separation and provide a framework for our relationships with Emerson after the Separation. These agreements will provide for the allocation between us and Emerson of the assets, liabilities and obligations of Emerson and its subsidiaries, and will govern the relationships between Vertiv and Emerson subsequent to the Separation (including with respect to transition services, employee matters, intellectual property matters, tax matters and certain other commercial relationships).

In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our Separation from Emerson and the distribution of our shares of common stock to Emerson stockholders), these agreements include, among others:

•	A Tax Matters Agreement;

•	An Intellectual Property Cross License Agreement;

•	A Transition Services Agreement;

•	An Employee Matters Agreement;

•	Certain supply agreements;

•	Certain lease agreements; and

•	The ASCO Trademark License Agreement.

The forms of the principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement forms a part in a subsequent amendment. The following descriptions of these agreements are summaries of the material terms of these agreements.

The Separation and Distribution Agreement

The Separation and Distribution Agreement governs the overall terms of the Separation, including the Restructuring, the Distribution and certain related matters.

The Restructuring

The Separation and Distribution Agreement, together with certain related agreements entered into to effect transfers of shares and assets and liabilities in various jurisdictions, set forth Emerson’s and our agreements relating to the Restructuring, including the assets and rights to be transferred, liabilities to be assumed and related matters. In connection with the Restructuring, the Separation and Distribution Agreement will provide, among other things, that:

•	Certain assets related to the Spin Business, which are referred to as the “Vertiv Assets” will be transferred to Vertiv on or prior to the Distribution Date, including:

¡	equity interests in the subsidiaries of Emerson which hold assets and liabilities relating to the Spin Business;

¡	real property (or rights thereto) used by the Spin Business;

¡	contracts (or portions thereof) that relate to the Spin Business;

¡	information, technology, software, intellectual property and information to the extent related to the Vertiv Assets, the Vertiv Liabilities, or the Spin Business;

¡	rights and assets expressly allocated to Vertiv pursuant to the terms of the Separation and Distribution Agreement and other agreements entered into in connection with the Separation;

¡	certain permits related to the Spin Business;

¡	other assets that are included on the Vertiv balance sheet included in the unaudited pro forma combined financial statements of Vertiv, which appear in the section “Unaudited Pro Forma Combined Financial Statements”; and

¡	any other identified assets related to the Spin Business.

•	Certain liabilities related to the Spin Business or the Vertiv Assets, which are referred to as the “Vertiv Liabilities,” will be retained by or transferred to Vertiv on or prior to the Distribution Date, including:

¡	liabilities arising out of or resulting from facts or circumstances occurring prior to or after the Distribution Date that relate to, arise out of, or result from the Spin Business or any Vertiv Asset;

¡	certain litigation matters related to the Spin Business;

¡	any indebtedness exclusively related to the Spin Business;

¡	liabilities arising from contracts included in the Vertiv Assets;

¡	liabilities and obligations expressly allocated to Vertiv pursuant to the Separation and Distribution Agreement and other agreements entered into in connection with the Separation;

¡	other liabilities that are included on the Vertiv balance sheet included in the unaudited pro forma combined financial statements of Vertiv, which appear in the section “Unaudited Pro Forma Combined Financial Statements”; and

¡	any other identified liabilities related to the Spin Business.

All of the assets and liabilities of Emerson other than the Vertiv Assets and Vertiv Liabilities (all such assets and liabilities, other than the Vertiv Assets and the Vertiv Liabilities, referred to as the Emerson Assets and Emerson Liabilities, respectively), will be retained by or transferred to Emerson.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither Emerson nor Vertiv will make any representation or warranty in the Separation and Distribution Agreement or any ancillary agreement as to the assets, business or liabilities transferred or assumed as part of the Separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Vertiv or Emerson, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and, subject to the provisions of the Separation and Distribution Agreement described below, the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with. Information in this information statement with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires.

The Separation and Distribution Agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to Vertiv or Emerson, as applicable, does not occur prior to the Separation, then until such assets or liabilities are able to be transferred or assigned, Vertiv or Emerson, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Vertiv or Emerson, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The Separation and Distribution Agreement will also govern the rights and obligations of Emerson and us regarding the Distribution, including by setting forth conditions to the Distribution, which are described above in “—Conditions to the Distribution,” and certain actions to be taken prior to the Distribution. On the Distribution Date, Emerson will distribute to the persons that hold Emerson common stock as of the record date for the Distribution all of the issued and outstanding shares of Vertiv’s common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The Separation and Distribution Agreement will provide that the Distribution is subject to satisfaction (or waiver by Emerson) of certain conditions described above in “—Conditions to the Distribution.” Emerson has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the Distribution and, to the extent it determines to so proceed, to determine the record date for the Distribution, the Distribution Date and the distribution ratio.

Settlement of Accounts Between Emerson and Vertiv

The Separation and Distribution Agreement provides that all intercompany receivables and payables as to which there are no third parties and that are between Vertiv or a Vertiv subsidiary, on the one hand, and Emerson or an Emerson subsidiary, on the other hand, in each case existing as of immediately prior to the completion of the separation, will be settled, capitalized, cancelled, assigned, or assumed by Vertiv or one or more Vertiv subsidiaries, subject to certain limited exceptions.

Releases

In general, each of Emerson and Vertiv, on its own behalf and behalf of its affiliates and certain parties related to it, will release the other party for all liabilities related to actions, omissions, events or circumstances occurring prior to the Distribution Date, subject to certain limited exceptions.

Indemnification

In the Separation and Distribution Agreement, Vertiv will agree to indemnify, defend and hold harmless Emerson, each of its affiliates and each of their respective directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from:

•	The Vertiv Liabilities;

•	Any failure of Vertiv to pay, perform or otherwise promptly discharge any of the Vertiv Liabilities in accordance with their terms, whether prior to, on or after the Distribution;

•	Any breach by Vertiv of the Separation and Distribution Agreement or any of the ancillary agreements;

•	Except to the extent it relates to an Emerson liability, any guarantee, indemnification or contribution obligation, surety bond, letter of credit or other credit support agreement, arrangement, commitment or understanding for the benefit of Vertiv by Emerson that survives following the Separation, including any remaining guaranties; and

•	Any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the registration statement on Form 10, the information statement (as amended or supplemented if Vertiv will have furnished any amendments or supplements thereto), any other disclosure document relating to the Separation, any registration statement related to Vertiv equity plans or any offering memorandum or other marketing materials prepared in connection with the financing described in this information statement.

Emerson agrees to indemnify, defend and hold harmless Vertiv, each of its affiliates and each of its respective Directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:

•	Any Emerson Liabilities;

•	Any failure of Emerson to pay, perform or otherwise promptly discharge any Emerson Liabilities in accordance with their terms, whether prior to, on or after the Distribution;

•	Any breach by Emerson of the Separation and Distribution Agreement or any of the ancillary agreements; and

•	Except to the extent it relates to a liability related to the Spin Business, any guarantee, indemnification or contribution obligation, surety bond, letter of credit or other credit support agreement, arrangement, commitment or understanding for the benefit of Emerson by Vertiv that survives following the Separation.

The Separation and Distribution Agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Insurance

The Separation and Distribution Agreement establishes procedures allowing Vertiv to make claims under certain existing third party insurance policies of Emerson with respect to occurrences prior to the Distribution and sets forth procedures for the administration of insured claims, subject to certain limitations.

Further Assurances

In addition to the actions specifically provided for in the Separation and Distribution Agreement, except as otherwise set forth therein or in any ancillary agreement, both Vertiv and Emerson will agree in the Separation and Distribution Agreement to use reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Deferred Closings

The Restructuring contemplates that certain Vertiv Assets and Vertiv Liabilities will be transferred to Vertiv after the Distribution Date. After the Distribution Date, Emerson must hold for the use and benefit of Vertiv any such Vertiv Assets and Vertiv Liabilities that are not transferred.

Expenses

Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all costs and expenses incurred in connection with the Separation incurred prior to the Distribution Date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Separation, will be paid by the party incurring such cost and expense.

Other Matters

Other matters that will be governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, legal privilege, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The Separation and Distribution Agreement will provide that it may be terminated, and the Separation may be modified or abandoned, at any time prior to the Distribution Date in the sole discretion of Emerson without the approval of any person, including Vertiv’s or Emerson stockholders. In the event of a termination of the Separation and Distribution Agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the Distribution Date, the Separation and Distribution Agreement may not be terminated except by an agreement in writing signed by both Vertiv and Emerson.

Tax Matters Agreement

In connection with the Separation, we and Emerson will enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of the failure of the Distribution (and certain related transactions) to qualify for tax-free treatment for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the Tax Matters Agreement will govern the rights and obligations that we and Emerson will have after the Separation with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, Emerson generally will be responsible for all of our pre-Distribution income taxes that are reported on (i) combined tax returns with Emerson or any of its affiliates and (ii) tax returns that include tax items attributable to both (x) the Spin Business and (y) any of Emerson’s remaining businesses. We will generally be responsible for all other income taxes and all non-income taxes primarily related to the Spin Business that are due and payable after the Distribution.

In the event that any of the Separation transactions (including the Distribution) fail to qualify for their intended tax treatment, in whole or in part, and Emerson is subject to tax as a result of such failure, the Tax Matters Agreement will determine whether Emerson must be indemnified for any such tax by us. As a general matter, under the terms of the Tax Matters Agreement, we will be required to indemnify Emerson for any tax-related losses in connection with the Separation as a result of a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement.

The Tax Matters Agreement will further provide that:

•	Without duplication of our indemnification obligations described in the prior paragraph, we will generally indemnify Emerson against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant made in the Tax Matters Agreement; and

•	Emerson will indemnify us against taxes for which Emerson is responsible under the Tax Matters Agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.

Further, the Tax Matters Agreement generally will prohibit us and our affiliates from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify for their intended tax treatment, including, from and until the second anniversary of the Distribution:

•	Neither we nor any of our subsidiaries may sell, exchange, distribute or otherwise dispose of assets held by us or our subsidiaries that, in the aggregate, constitute more than 25 percent of our total assets;

•	We may not cause or permit any business combination or transaction which, individually or in the aggregate, could result in one or more persons acquiring directly or indirectly a 40 percent or greater interest in us for purposes of Section 355(e) of the Code;

•	We may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•	We may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury Regulations related to stock issued to employees and retirement plans;

•	We may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20 percent of our common stock (in the aggregate); and

•	We may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock.

In addition, we may not take any action that could reasonably be expected to cause the Distribution and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D), Section 355 and Section 361 of the Code. Further, we are obligated under the Tax Matters Agreement not to take, or to fail to take, certain other actions, which actions or failures to act could cause certain other transactions entered into as part of the Restructuring that are intended to be treated as taxable or tax-free, as the case may be, to fail to be so treated.

If we take any of the actions described above and such actions result in the failure of any of the Separation transactions to qualify for their intended tax treatment, we will be required to indemnify Emerson against any resulting tax-related losses.

Transition Services Agreement

The Transition Services Agreement will set forth the terms on which Emerson will provide to us, and we will provide to Emerson, on a transitional basis, certain services or functions that the companies historically have shared. Transition services will include various administrative and information technology services. We expect the agreement will provide for the provision of certain specified transition services, generally for a period of up to two years. Compensation for transition services will be determined using an internal cost allocation methodology based on fully loaded cost (e.g., including an allocation of corporate overhead and applicable local taxes).

Intellectual Property Cross License Agreement

Pursuant to the Intellectual Property Cross License Agreement, each of Vertiv and Emerson will grant the other party a non-exclusive, perpetual, royalty-free license to intellectual property rights (other than any trademarks owned by the licensor party) in certain technology owned by the licensor party and used in the business of the licensee party as of the date of separation, but solely in connection with the business of the licensee party as of the date of separation and any natural extensions or evolutions thereof. In addition, the Intellectual Property Cross License Agreement will allocate ownership of intellectual property rights in certain technology and products jointly developed by Emerson and Vertiv (or their respective subsidiaries) prior to the date of separation.

Pursuant to the Intellectual Property Cross License Agreement, Emerson will also grant Vertiv a non-exclusive, royalty-free license to use certain of Emerson’s trademarks in Vertiv’s business for a one year period following the separation while Vertiv transitions to a new trademark. Vertiv will bear full responsibility and liability for, and indemnify Emerson against, any third-party claims arising from or in connection with Vertiv’s manufacture, marketing, sale, or use of products or services under the Emerson trademarks following the separation (other than any third-party trademark infringement claims arising from Vertiv’s use of such trademarks as permitted by the Intellectual Property Cross License Agreement).

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Emerson prior to the Separation that will govern each company’s respective compensation and benefit obligations with respect to current and former employees. The Employee Matters Agreement will set forth general principles relating to employee matters in connection with the Separation, such as the assumption and retention of benefit plan liabilities and related assets, the treatment of outstanding Emerson equity awards, transfers of employees, service credit under benefit plans, and the sharing of employee information. The Employee Matters Agreement will be filed as an exhibit to the registration statement of which this information statement forms a part in a subsequent amendment.

Supply Agreements

We intend to enter into certain supply agreements with Emerson prior to the Separation that will provide for the purchase and sale of certain goods and services that historically have been purchased from or sold to Emerson on an intercompany basis.

Lease Agreements

We intend to enter into certain agreements to lease or sublease premises to or from Emerson prior to the Separation. These facilities are primarily for office space and support the global service network. These lease agreements will be negotiated prior to the Separation between us and Emerson.

ASCO Trademark License Agreement

Emerson and the Spin Business each sell products under the ASCO brand. Pursuant to a trademark license agreement that Emerson and Vertiv expect to enter into in connection with the Separation, Emerson intends to grant to Vertiv a license to use the ASCO trademark in connection with certain products related to the Vertiv’s business. Emerson will retain ownership of, and all other rights with respect to, the ASCO trademark. The license granted to Vertiv pursuant to the trademark license agreement will be subject to termination upon change of control of Vertiv.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the Distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the Separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and Directors. In addition, individuals who are affiliates of Emerson on the Distribution Date may be deemed to be affiliates of ours. We estimate that our Directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately [●] shares of our common stock immediately following the Separation. See “Ownership of Common Stock by Certain Beneficial Owners and Management” included elsewhere in this information statement. Our affiliates may sell shares of our common stock received in the Distribution only:

•	Under a registration statement that the SEC has declared effective under the Securities Act; or

•	Under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	One percent of our common stock then outstanding; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes notice requirements and restrictions governing the manner of sale for sales by our affiliates. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Emerson stockholders who are entitled to receive shares of our common stock in the Distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Emerson nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

The declaration and amount of all dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2015:

•	On an actual basis; and

•	On a pro forma basis assuming the Separation, the incurrence of debt and other matters, as discussed in “The Separation,” was effective as of December 31, 2015.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the Separation and the agreements which define our relationship with Emerson after the completion of the Separation. In addition, such adjustments are estimates and may not prove to be accurate.

You should read the information in the following table together with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical Combined Financial Statements and the related notes included elsewhere in this information statement.

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on December 31, 2015 and is not necessarily indicative of our future capitalization or financial condition.

	As of December 31, 2015
	Actual	Pro Forma
(Dollars in millions, except share amounts)
Cash and cash equivalents	$105.1

Debt outstanding	—
Equity:
Common stock, par value $0.01; [●] shares authorized, [●] shares issued and outstanding, pro forma	—
Additional paid-in-capital	—
Net parent investment	3,243.8	—
Accumulated other comprehensive loss	(166.3)

Total equity	$3,077.5

Total capitalization	$3,077.5

We have not yet finalized our post-Distribution capitalization. We will have cash on hand in an amount to be determined at or prior to the time of the Distribution. We expect that at the time of the Distribution, we will have significant third-party indebtedness. We intend to update our financial information to reflect our post-Distribution capitalization in a subsequent amendment to this information statement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements presented below have been derived from our historical Combined Financial Statements included in this information statement. While the historical Combined Financial Statements reflect the historical financial results of the Spin Business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the Separation include:

•	The distribution of our common stock to Emerson stockholders;

•	The expected incurrence of an aggregate of $[●] in new long-term debt; and

•	The expected cash dividend of $[●] to Emerson.

A final determination regarding our capital structure has not yet been made, and the Separation and Distribution, Tax Matters, Transition Services, Employee Matters Agreements and supply agreements have not been finalized, and as such the pro forma statements will be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.

The pro forma adjustments are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change. The unaudited pro forma combined financial statements do not reflect all of the costs of operating as an independent, publicly traded company, including additional costs relating to corporate governance, accounting, risk management, finance, tax, procurement, information technology, compliance, internal audit and other control operations and infrastructure expenses associated with operating as a stand-alone company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Business Trends and Conditions—Increases in expenses to operate as an independent, publicly traded company.”

Only costs that we have determined to be factually supportable, recurring and directly attributable to Separation-related transactions are included as pro forma adjustments to our pro forma statement of income, including the items described above. Our pro forma balance sheet includes pro forma adjustments both for items that have a continuing impact on our business and for non-recurring items that are factually supportable and directly attributable to the Separation, such as those related to our capital structure described above.

Subject to the terms of the Separation and Distribution Agreement, Emerson will generally pay the majority of the non-recurring third-party costs and expenses related to the Separation and incurred prior to the completion of the Separation. Such non-recurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees (other than fees and expenses in connection with the debt financing), third-party legal and accounting fees, and similar costs in each case, incurred prior to the completion of the Separation. After the completion of the Separation, subject to the terms of the Separation and Distribution Agreement, all costs and expenses related to the Separation incurred by either Emerson or us will be borne by the party incurring the costs and expenses.

The unaudited pro forma combined statement of earnings (loss) for the year ended September 30, 2015 and the three months ended December 31, 2015 have been prepared as though the Separation occurred on October 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2015 has been prepared as though the Separation occurred on December 31, 2015, the latest balance sheet date. The unaudited pro forma combined financial statements are presented for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the Separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

Our retained cash balance is subject to adjustments prior to and following the completion of the Separation. The following pro forma statements do not reflect any impact of such adjustments, as the amount of any such adjustments are not currently determinable and would represent a financial projection. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fiscal Years 2015, 2014 and 2013—Financial Condition, Capital Resources and Liquidity.”

The unaudited pro forma combined financial statements should be read in conjunction with our historical Combined Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement. The unaudited pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Special Note Regarding Forward-Looking Statements.”

Vertiv Co.

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2015

(Dollars in millions except share data)

	As Reported	Pro Forma Adjustments	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$105.1	(1)
Receivables, net	1,105.4
Inventories	396.7
Deferred income taxes	34.8
Other current assets	78.0	(2)

Total current assets	1,720.0

Property, plant and equipment, net	355.9

Other assets
Goodwill	1,971.5
Other intangible assets	498.6
Deferred income taxes	17.6
Other	26.1

Total other assets	2,513.8

Total assets	$4,589.7

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$601.7
Accrued expenses	616.5
Income taxes	23.6

Total current liabilities	1,241.8

Deferred income taxes	144.2
Long-term debt	—	(3)
Other long-term liabilities	126.2

Equity
Common stock, par value $0.01 per share; [●] shares authorized, [●] shares issued, [●] shares outstanding	`	(5)
Additional paid-in-capital		(6)
Net parent investment	3,243.8
Accumulated other comprehensive income (loss)	(166.3)

Total equity	3,077.5

Total liabilities and equity	$4,589.7

See Notes to Unaudited Pro Forma Combined Financial Statements.

Vertiv Co.

Unaudited Pro Forma Combined Statement of Earnings (Loss)

Year ended September 30, 2015

(Dollars in millions, except share and per share data)

	As Reported	Pro Forma Adjustments	Pro Forma
Net sales
Net sales - products	$3,787.4
Net sales - services	671.1

Net sales	4,458.5
Costs and expenses
Costs of sales - products	2,502.6
Costs of sales - services	332.7

Cost of sales	2,835.3
Selling, general and administrative expenses	1,190.2
Goodwill impairment	154.0
Other deductions, net	213.3
Interest expense	—	(4)

Earnings (loss) before income taxes	65.7
Income taxes	127.5	(7)

Net earnings (loss)	$(61.8)

Net earnings (loss) per share:
Basic		(8)
Diluted		(8)

Average common shares and common equivalent shares outstanding (in thousands):
Basic		(8)
Diluted		(8)

See Notes to Unaudited Pro Forma Combined Financial Statements.

Vertiv Co.

Unaudited Pro Forma Combined Statement of Earnings (Loss)

Three months ended December 31, 2015

(Dollars in millions, except share and per share data)

	As Reported	Pro Forma Adjustments	Pro Forma
Net sales
Net sales - products	$877.3
Net sales - services	173.8

Net sales	1,051.1
Costs and expenses
Costs of sales - products	568.0
Costs of sales - services	85.6

Cost of sales	653.6
Selling, general and administrative expenses	288.9
Other deductions, net	31.4
Interest expense	—	(4)

Earnings (loss) before income taxes	77.2
Income taxes	23.1	(7)

Net earnings (loss)	$54.1

Net earnings (loss) per share:
Basic		(8)
Diluted		(8)

Average common shares and common equivalent shares outstanding (in thousands):
Basic		(8)
Diluted		(8)

See Notes to Unaudited Pro Forma Combined Financial Statements.

Vertiv Co.

Notes to Unaudited Pro Forma

Combined Financial Statements

(Dollars in millions)

(1)	Represents the net impact to cash, resulting from the following:

Cash received from the issuance of debt (see Note (3))	$
Cash paid to Emerson (see Note (6))
Cash paid for debt issuance costs (see Note (2))

$

(2)	Represents estimated debt issuance costs of $[●] incurred related to obtaining the new debt, described in Note (3).

The debt issuance costs will be amortized over the term of the debt, which has a weighted-average of [●] years.

(3)	Reflects the incurrence of an aggregate of $[●] of new debt.

We intend to use the proceeds of the debt in part to fund a cash transfer to Emerson as part of the Restructuring and for working capital and other general corporate purposes.

(4)	Represents interest expense resulting from the incurrence of $[●] of new debt in connection with the Separation.

	Year Ended September 30, 2015	Three Months Ended December 31, 2015
Interest expense on $[●] of new debt	$
Fees and amortization of debt issuance costs

$

Pro forma interest expense was calculated based on a weighted-average interest rate of [●] percent. Interest expense includes amortization of newly incurred debt and related fees, which are amortized over the term of the debt. Actual interest expense may be higher or lower depending on fluctuations in interest rates. A one-eighth percentage point increase in interest rates would result in a $[●] increase in annual interest expense and a $[●] increase in interest expense for the three months ended December 31, 2015.

(5)	Reflects the issuance by us of [●] shares of our common stock, par value $0.01 per share, to be distributed to holders of record of Emerson common stock in connection with the Separation.

(6)	The following represents adjustments to additional paid-in capital:

Elimination of Emerson’s net parent investment	$
Cash dividend to Emerson (see Note (1))
Cash paid for debt issuance costs (see Note (2))

Total net parent investment/stockholders’ equity
Less: Common stock, par value $0.01 per share

Total additional paid-in capital	$

(7)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate of [●]%.

(8)	The calculation of pro forma basic earnings per share and pro forma weighted-average shares outstanding for the year ended September 30, 2015 and for the three months ended December 31, 2015 is based on the assumption that (i) we distributed [●] of our shares to Emerson stockholders upon the Distribution and (ii) the Separation occurred as of October 1, 2014 and that all shares remained outstanding during the respective periods.

The calculations of pro forma diluted earnings per share are based on the number of shares used to calculate Emerson’s diluted earnings per share for the three months ended December 31, 2015 adjusted for the same distribution ratio. No common equivalent shares were assumed in the loss period as it would have been anti-dilutive.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data which should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and notes thereto included elsewhere in this information statement. The combined statement of earnings (loss) data for the three years ended September 30, 2015 and the combined balance sheet data as of September 30, 2015 and 2014 are derived from, and qualified by reference to, the Audited Annual Combined Financial Statements of Vertiv included elsewhere in this information statement and should be read in conjunction with those Combined Financial Statements and notes thereto. The combined statement of earnings (loss) data for the years ended September 30, 2012 and 2011 and the combined balance sheet data as of September 30, 2013, 2012 and 2011 are derived from Vertiv’s underlying financial records, which were derived from the financial records of Emerson, and which are not included in this information statement. The combined financial data for these periods, in our opinion, has been prepared on the same basis as the Audited Annual Combined Financial Statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Vertiv’s results of operations and financial position. The combined statement of earnings (loss) for the three months ended December 31, 2015 and 2014 and the combined balance sheet data as of December 31, 2015 are derived from Vertiv’s Unaudited Interim Combined Financial Statements which, in our opinion, have been prepared on the same basis as the Audited Annual Combined Financial Statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Vertiv’s results of operations and financial position. Results for the three months ended December 31, 2015 are not necessarily indicative of results that may be expected for the entire fiscal year.

	Years Ended September 30,					Three Months Ended December 31,
(Dollars in millions)	2011	2012	2013	2014 (a)	2015 (b)	2014	2015
Statement of Earnings (Loss) Data:
Net sales	$5,048.7	4,941.2	4,847.7	4,876.6	4,458.5	1,130.9	1,051.1
Earnings (loss) before income taxes	$616.8	441.2	484.2	(65.1)	65.7	80.5	77.2
Net earnings (loss)	$429.6	301.5	324.4	(235.5)	(61.8)	43.9	54.1

	As of September 30,					As of December 31,
(Dollars in millions)	2011	2012	2013	2014 (a)	2015 (b)	2015
Balance Sheet Data:
Total assets	$6,236.7	6,126.3	6,027.7	5,427.8	4,745.9	4,589.7
Long-term debt	$—	—	—	—	—	—

(a)	Includes goodwill impairment of $508 million.
(b)	Includes goodwill impairment of $154 million and income tax expense of $42 million for the planned repatriation of non-U.S. cash in connection with the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Business Overview

Vertiv is a global leader in designing, manufacturing and servicing mission-critical infrastructure technologies for vital applications in data centers, communication networks and commercial/industrial environments.

We offer a broad range of products in both power and thermal management and, through our global service network, we provide life cycle management services and solutions for deploying, maintaining and optimizing these products. We also offer infrastructure management, monitoring, controls and software solutions for our customers’ critical applications.

We sell to three primary markets: data centers (cloud/hyperscale, colocation and traditional enterprise architectures), communication networks and commercial/industrial environments. Within these markets we serve a diverse array of end-user sectors including financial services, healthcare, digital, telecommunications, retail, education and government. We approach these markets and end-users through our global network of direct sales professionals, independent sales representatives, distributors and original equipment manufacturers. Our market-leading brands include Liebert, ASCO, Chloride, NetSure and Trellis.

Together, our highly reliable products and our global network of sales, service and engineering experts, with their deep domain knowledge, customer intimacy and local market understanding, allow us to execute our “local everywhere” customer strategy and provide our customers with tailored solutions so that their vital applications stay up and running.

Business Trends and Conditions

We believe our business and results of operations will be impacted in the future by various trends and conditions, including the following:

•	Growth in data consumption and mobility. We expect the growth in data consumption to continue increasing, in particular the consumption of data on mobile devices. While this macro-level trend does not have a direct correlation to demand for our offerings, it does present a positive underlying macro-level trend that indicates the potential for a healthy market for our business. We expect this increasing demand for data to lead to increased capital spending on data centers (cloud/hyperscale, colocation and traditional enterprise) and communication networks. However, significant capital spending by either of these markets can occur in specific periods, and then fall off sharply until the next major technology upgrade occurs in the industry. As such, while we expect demand for our offerings to respond to increased data center demand due to increased data usage generally, a direct correlation is unlikely.

•	Economic and government activity in China. We anticipate that China will continue to have positive GDP growth for the foreseeable future. However, to capture growth in China, we will be subject to significant pricing pressures, which we will be required to manage carefully. Additionally, the level of government involvement in key sectors, such as data centers and communication networks, is high and somewhat unpredictable. For example, under Chinese government direction, the three main telecommunications operators recently consolidated the majority of their cellular towers and related assets into a single joint venture. While we have strategies to address these situations, the government’s continued role in our markets could be disruptive.

•	Changing funding mix and increased funding costs. Our primary funding sources historically included cash from operations and cash pooling and intercompany loans provided by Emerson and its affiliates. In connection with the Separation, we expect to incur approximately $[●] of new debt, which we intend to use in part to fund a cash transfer to Emerson as part of the Restructuring and for working capital and other general corporate purposes. As a result, we expect our funding costs to increase post Separation.

•	Increases in expenses to operate as an independent, publicly traded company. We currently estimate incremental other expense of approximately $20 million per year in order to operate as an independent, publicly traded company. Components of this increase include significant increases in our corporate governance, accounting, risk management, finance, tax, procurement, information technology, compliance, internal audit and other control operations and infrastructure that is necessary to enable us to operate as a fully stand-alone company. We also currently estimate approximately $50 million in one-time capital and expense costs relating primarily to information technology separation and rebranding. We expect to incur these one-time costs over 2017 and 2018.

•	Rationalization activities. Over the past few years, in light of reduced capital spending by our customers, we initiated actions to improve productivity and reduce costs in our business. These actions have resulted in approximately $63.4 million, $12.6 million and $16.3 million of rationalization expense in 2015, 2014 and 2013, respectively. We expect to incur approximately $17 million in 2016. Going forward, we expect to incur additional rationalization expenses as we continue to streamline and improve our business. We have begun to realize the benefits of these activities and expect to experience further benefits going forward.

Our Segments

We track and manage our business according to four business segments:

Americas includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in North America and Latin America. This segment’s principal offerings include:

•	Power management products, including AC uninterruptible power systems, rectifiers, inverters, power distribution units, surge protection, batteries and system supervision;

•	Thermal management products, including precision-based room cooling, in-row cooling, chilled water systems, direct and indirect evaporative cooling, customer air handling systems and controls and thermal monitoring systems;

•	Services, including preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring and training; and

•	Infrastructure management and solutions (“infrastructure management”), including end-to-end solutions ranging from fully integrated racks to semi-custom integrated data rooms and customized hyperscale-type data center sites; discrete software applications; and monitoring and management of data center and communication network environments via our software platforms and IT appliances.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout China, India and the rest of Asia. Products and services offered are similar to the Americas segment. Asia Pacific also includes global DC power system sales to end users within the communication network market, which are included in the power management offering.

Europe, Middle East & Africa (“EMEA”) includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in EMEA. Products and services offered are similar to the Americas segment.

Critical Power Systems includes transfer switching, controls, loadbank and surge protection devices sold globally across the data center, communication networks and commercial/industrial markets. These devices are included in the power management offering.

In addition to reviewing sales information by segment and offering, we also review sales information by geography. Our sales information by geography is presented on a destination basis, which we refer to as “destination sales,” whereas our sales information by segment is presented on an origin basis. See Note 11 to the Unaudited Interim Combined Financial Statements and Note 14 to the Audited Annual Combined Financial Statements.

Separation from Emerson

On June 30, 2015, Emerson announced the repositioning of Emerson through the spinoff of the Spin Business from its remaining businesses to create an independent, publicly traded company. Vertiv, through its subsidiaries, will hold the assets and liabilities of the Spin Business after the Separation. Each holder of Emerson common stock will receive one share of common stock of Vertiv for every [●] shares of Emerson common stock held at 5:00 p.m., Eastern time, on [●], 2016, the record date for the Distribution. The distribution of Vertiv’s shares is expected to be completed after the NYSE market closing on [●], 2016. Immediately following the Separation, Emerson stockholders as of the record date for the Distribution will own 100 percent of the outstanding shares of common stock of Vertiv. Following the Separation, Vertiv will be an independent, publicly traded company, and Emerson will retain no ownership interest in Vertiv. For additional information, see “The Separation.”

Basis of Presentation

Vertiv has historically operated as part of Emerson and not as a stand-alone company. The Combined Financial Statements included in this information statement were prepared in connection with the Separation and were derived from Emerson’s historical financial statements and accounting records and reflect the historical combined financial position, results of operations and cash flows of the Spin Business in conformity with U.S. GAAP. Although legal transfer of the Spin Business to Vertiv has yet to take place, for ease of reference these Combined Financial Statements are collectively referred to as those of Vertiv.

Vertiv participated in various Emerson programs which included information technology services, medical insurance and other programs. Costs associated with these programs have been charged to Vertiv based on Emerson’s cost and Vertiv’s usage. Vertiv also utilized Emerson’s global shared services centers and was charged for both direct costs and its share of facility overhead. Last, the Combined Financial Statements reflect an allocation, based on revenue, of general corporate costs incurred by Emerson for support functions such as procurement, logistics, marketing, human resources, legal, finance and internal audit. Vertiv’s management believes the methodologies and assumptions used to allocate these costs to Vertiv are reasonable. The Combined Financial Statements may not reflect the actual costs that would have been incurred had Vertiv operated on a stand-alone basis during the periods presented. These costs also may not be indicative of the expenses that Vertiv will incur in the future.

Emerson’s centralized treasury function manages the working capital and financing needs of all of its business operations. This function oversaw a cash pooling arrangement which swept participating Vertiv cash accounts into pooled Emerson cash accounts on a daily basis. Pooled cash, cash equivalents and nontrade intercompany balances attributable to Emerson have not been presented as assets and liabilities in the Combined Financial Statements. These balances are reflected as “Net parent investment” in the equity section of the audited and unaudited interim combined balance sheets. Changes in these balances are reflected as “Net transfer to parent” in the financing activities section of the audited and unaudited interim combined statements of cash flow.

All intercompany transactions among Vertiv entities have been eliminated. See Note 11 to the Audited Annual Combined Financial Statements and Note 8 in the Unaudited Interim Combined Financial Statements for additional information regarding sale and purchase transactions between Vertiv and other Emerson affiliates.

Non-GAAP Financial Measures

To supplement Vertiv’s financial information presented in accordance with U.S. GAAP, management periodically uses certain “non-GAAP financial measures,” as such term is defined under the rules of the SEC, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with U.S. GAAP. For example, non-GAAP measures may exclude the impact of certain items such as acquisitions, divestitures, gains, losses and impairments, or items outside of management’s control, such as foreign currency exchange rate fluctuations. Management believes that the following non-GAAP financial measures provide investors and analysts useful insight into Vertiv’s financial position and operating performance. Any non-GAAP measure provided should be viewed in addition to, and not as an alternative to, the most directly comparable measure determined in accordance with U.S. GAAP, as identified in italics below. Further, the calculation of these non-GAAP financial measures may differ from the calculation of similarly titled financial measures presented by other companies and therefore may not be comparable among companies.

Underlying sales, which exclude the impact of acquisitions, divestitures and fluctuations in foreign currency exchange rates during the periods presented, are provided to facilitate relevant period-to-period comparisons of sales growth by excluding those items that impact overall comparability. A reconciliation of each underlying sales metric used below is presented by way of a discussion of that metric relative to its most directly comparable U.S. GAAP measure: net sales.

Earnings, earnings per share and income taxes excluding certain gains and losses, impairments or other items provide additional insight into the underlying, ongoing operating performance of Vertiv and facilitate period-to-period comparisons by excluding the earnings impact of these items. Management believes that presenting earnings, earnings per share or the effective income tax rate, excluding these items is more representative of Vertiv’s operational performance and may be more useful for investors. A reconciliation of each underlying metric used in earnings, earnings per share and income taxes excluding these items is presented by way of a discussion of that metric relative to its most directly comparable U.S. GAAP measures: earnings, earnings per share and effective tax rate.

Free cash flow (operating cash flow less capital expenditures) is an indicator of Vertiv’s cash generating capabilities after considering investments in capital assets which are necessary to maintain and enhance existing operations. The determination of operating cash flow adds back noncash depreciation expense to earnings and thereby does not reflect a charge for necessary capital expenditures. Management believes that free cash flow is useful to both management and investors as a measure of Vertiv’s ability to generate cash. A reconciliation of each free cash flow metric used below is presented by way of a discussion of that metric relative to its most directly comparable U.S. GAAP measure: operating cash flow.

FIRST QUARTER OF FISCAL YEARS 2016 AND 2015

RESULTS OF OPERATIONS

Three Months Ended December 31, 2014 and 2015

(Dollars in millions)	2014	2015	Change
Net sales	$1,131	1,051	(7)%
Gross profit	$425	397	(6)%
Percent of sales	37.6%	37.8%

SG&A	$311	289	(7)%
Percent of sales	27.6%	27.5%
Other deductions, net	$33	31	(6)%

Earnings before income taxes	$81	77	(4)%
Percent of sales	7.1%	7.3%
Net earnings	$44	54	23%
Percent of sales	3.9%	5.1%

Net Sales

Net sales for the first quarter of 2016 were $1,051 million, a decrease of $80 million, or 7 percent, compared with $1,131 million in the prior year period. Underlying sales, which exclude foreign currency translation and acquisitions, decreased 2 percent ($24 million). Foreign currency translation subtracted the remaining 5 percent ($56 million). The decrease in underlying sales was primarily due to slightly lower price and volume. By segment, sales decreased in Americas by $33 million; EMEA by $30 million; Asia Pacific by $17 million and Critical Power Systems by $14 million. By offering, global demand was mixed worldwide but remained down overall, with declines in power management and thermal management, though services was up solidly. By geography, underlying destination sales decreased moderately in the United States while increasing slightly internationally. Latin America delivered strong growth and the Middle East and Africa grew modestly. Europe was essentially flat, Asia decreased slightly and Canada decreased significantly.

Cost of Sales

Cost of sales for the first quarter of 2016 were $654 million, a decrease of $52 million compared with $706 million in the prior year period, primarily due to the impact of foreign currency translation. Gross profit margin of 37.8 percent increased 0.2 percentage points compared with 37.6 percent in the prior year period as savings from cost reduction and materials cost containment actions offset lower volume, deleverage on fixed costs (i.e., lower volume relative to fixed costs) and lower price.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses of $289 million in the first quarter of 2016 decreased $22 million, or 7 percent, compared with $311 million in the prior year period, primarily due to savings from cost reduction actions and the impact of foreign currency translation. SG&A as a percent of sales was 27.5 percent, a 0.1 percentage point decrease compared with 27.6 percent for the same period in 2015, as the benefit of cost reduction actions was partially offset by deleverage and higher other costs.

Other Deductions, Net

Other deductions, net were $31 million in the first quarter of 2016, a decrease of $2 million, or 6 percent, compared with $33 million in the prior year period due to lower other costs that were partially offset by increased rationalization expense. See Notes 3 and 4 to the Unaudited Interim Combined Financial Statements.

Earnings Before Income Taxes

Earnings before income taxes of $77 million in the first quarter of 2016 decreased $4 million compared to pretax earnings of $81 million in the prior year period. Segment earnings for the first quarter of 2016 increased $5 million in Americas and $4 million in Asia Pacific, and decreased $2 million in EMEA and $8 million in Critical Power Systems. See “—Business Segments” below.

Income Taxes

Income taxes were $23 million and $37 million in the first quarters of 2016 and 2015, respectively, resulting in effective tax rates of 30 percent and 46 percent, respectively. The effective rate in the first quarter of 2016 reflects favorable mix and a 3 percentage point favorable impact from tax law changes in the United Kingdom. The effective rate in the first quarter of 2015 includes a 6 percentage point unfavorable impact on deferred tax assets due to renewal of a China tax holiday.

Net Earnings

Net earnings were $54 million in the first quarter of 2016, an increase of $10 million, or 23 percent, compared with $44 million in the prior year period.

Business Segments

The following is an analysis of business segment results for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014. Segment earnings are defined as earnings before interest and income taxes. Segment margin represents segment earnings expressed as a percentage of segment sales. See Note 11 to the Unaudited Interim Combined Financial Statements.

Americas

Three Months Ended December 31,
(Dollars in millions)	2014	2015	Change
Sales	$447	414	(7)%
Earnings	$53	58	10%
Margin	11.8%	13.9%

Americas sales were $414 million in the first quarter of 2016, a decrease of $33 million, or 7 percent, from the prior year period. Underlying sales decreased 4 percent ($21 million) on lower volume. Foreign currency deducted 3 percent ($12 million). By offering, sales in infrastructure management declined sharply. Sales of thermal management products decreased moderately. Service sales reported a strong increase. By geography, underlying destination sales decreased moderately in North America but experienced strong growth in Latin America.

Earnings of $58 million increased $5 million, or 10 percent, compared with the prior year period while margin improved 2.1 percentage points as the benefit of cost reductions, materials cost containment actions and favorable mix more than offset unfavorable pricing, lower volume and the resulting deleverage.

Asia Pacific

Three Months Ended December 31,
(Dollars in millions)	2014	2015	Change
Sales	$418	401	(4)%
Earnings	$24	28	15%
Margin	5.8%	6.9%

Asia Pacific sales were $401 million in the first quarter of 2016, a decrease of $17 million, or 4 percent, from the prior year period. Underlying sales increased 1 percent ($3 million). Foreign currency deducted 5 percent ($20 million). Underlying sales increased primarily due to volume growth, notwithstanding pricing pressure. By offering, sales of thermal management products showed a strong increase and services increased modestly, offset by a moderate decline in power management products as customers continued to constrain capital spending. By geography, underlying destination sales decreased moderately in China while the rest of Asia increased moderately.

Earnings of $28 million increased $4 million, or 15 percent, from the prior year period and margin improved 1.1 percentage points, as the benefit of cost reduction and materials cost containment actions and leverage on increased volume more than offset unfavorable price.

Europe, Middle East & Africa

Three Months Ended December 31,
(Dollars in millions)	2014	2015	Change
Sales	$221	191	(14)%
Earnings (loss)	$(8)	(10)	(22)%
Margin	(3.5)%	(5.0)%

EMEA sales were $191 million in the first quarter of 2016, a decrease of $30 million, or 14 percent from the prior year period. Underlying sales decreased 2 percent ($4 million). Foreign currency deducted 12 percent ($26 million). Underlying sales decreased due to lower volume, which was partially offset by slightly favorable pricing. By offering, sales of power and thermal management products and services declined sharply. By geography, underlying destination sales decreased moderately in Europe but experienced a solid increase in the Middle East and Africa.

EMEA reported a loss of $10 million, a decline of $2 million, or 22 percent, from the prior year period and margin decreased 1.5 percent percentage points. Deleverage and incremental rationalization costs were only partially offset by the benefit of cost reduction and materials cost containment actions.

Critical Power Systems

Three Months Ended December 31,
(Dollars in millions)	2014	2015	Change
Sales	$113	99	(12)%
Earnings	$19	11	(41)%
Margin	16.8%	11.3%

Critical Power Systems sales were $99 million for the first quarter of 2016, a decrease of $14 million, or 12 percent, from the prior year period. Underlying sales were down 11 percent ($13 million). Foreign currency translation deducted 1 percent ($1 million). Underlying sales decreased primarily due to lower volume caused by a customer-delayed project and the impact of moving the manufacturing operations of a product line. By geography, underlying destination sales decreased moderately in the United States and sharply internationally, although from a volume perspective, Critical Power Systems has a small volume base internationally.

Earnings of $11 million were down $8 million, 41 percent, from the prior year period and margin declined 5.5 percentage points, primarily due to volume decline and accompanying deleverage. Benefits from cost reduction and materials cost containment actions were more than offset by unfavorable mix and other costs, including costs associated with the aforementioned movement of the manufacturing operations of a product line.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

The following is a discussion of Vertiv’s financial condition for the three months ended December 31, 2015 compared to the three months ended December 31, 2014.

Operating Activities

Vertiv generated operating cash flow of $79 million in the first quarter of 2016, a $2 million or 3 percent increase compared to the prior year period, due to increased earnings that were partially offset by an increase in operating working capital. Operating working capital was $373 million and $368 million, respectively, in the first quarters of 2016 and 2015. Operating cash flow was used for working capital needs and capital expenditures, with net cash transferred to Emerson.

Investing Activities

Capital expenditures were $9 million in the first quarter of 2016 compared to $18 million in the prior year period. Free cash flow (operating cash flow less capital expenditures) was $70 million in 2016 and $59 million in 2015, reflecting the combination of increased operating cash flow and reduced capital expenditures.

Financing Activities

Vertiv generated cash flow in excess of operating and investing requirements in the first quarters of 2016 and 2015 and transferred $103 million and $41 million to Emerson, respectively.

FISCAL YEARS 2015, 2014 AND 2013

RESULTS OF OPERATIONS

Years Ended September 30

(Dollars in millions)	2013	2014	2015	Change ’13 – ’14	Change ’14 – ’15
Net sales	$4,848	4,877	4,459	1%	(9)%
Gross profit	$1,837	1,854	1,623	1%	(12)%
Percent of sales	37.9%	38.0%	36.4%

SG&A	$1,222	1,252	1,190	2%	(5)%
Percent of sales	25.2%	25.7%	26.7%

Goodwill impairment	$—	508	154	N/A	(70)%
Other deductions, net	$131	159	213	21%	34%

Earnings (loss) before income taxes	$484	(65)	66	(113)%	201%
Percent of sales	10.0%	(1.3)%	1.5%
Net earnings (loss)	$324	(236)	(62)	(173)%	74%
Percent of sales	6.7%	(4.8)%	(1.4)%

Overview

Vertiv’s net sales for 2015 were $4,459 million, a decrease of 9 percent from 2014. Underlying sales decreased 4 percent and foreign currency deducted 5 percent.

Vertiv reported a net loss of $(62) million in 2015, an improvement of 74 percent compared with a net loss of $(236) million in 2014. Excluding goodwill impairment charges of $154 million in 2015 and $508 million in 2014, and a $42 million income tax charge in 2015, net earnings would have been $134 million in 2015 and $272 million in 2014, a decrease of 51 percent. The EMEA segment incurred the goodwill impairment charges in both years. The decrease in charges in 2015 aided net earnings comparison by approximately 125 percentage points. The $42 million income tax charge in 2015 was due to the planned repatriation of non-U.S. cash in connection with the Separation.

Net Sales

Net sales were $4,459 million in 2015, a decrease of $418 million, or 9 percent compared with 2014. Underlying sales, which exclude foreign currency translation and acquisitions, decreased 4 percent ($175 million). Foreign currency translation deducted 5 percent ($245 million) and prior year acquisitions added $2 million. Underlying sales decreased on 3 percent lower volume and 1 percent lower price.

By segment in 2015, Asia Pacific sales decreased $268 million, Americas sales decreased $97 million and EMEA sales decreased $77 million. Critical Power Systems sales were essentially flat. By offering, sales declined sharply in power management, while sales in thermal management, infrastructure management and services declined modestly. By geography, destination sales decreased 8 percent in the United States and 9 percent internationally. International destination sales represent approximately 60 percent of total net sales. Underlying destination sales decreased 1 percent internationally in 2015, excluding an 8 percent unfavorable impact from foreign currency. Underlying destination sales decreased moderately in Asia (with China down sharply) and modestly in Latin America and the Middle East and Africa. Europe increased moderately and Canada reported very strong growth.

Net sales were $4,877 million in 2014, an increase of $29 million, or 1 percent compared with 2013. Underlying sales increased less than 2 percent ($58 million). Foreign currency translation subtracted 1 percent ($43 million) and acquisitions added $14 million. Underlying sales increased approximately 3 percent on higher volume, led by the execution of the first phase of a large data center solutions project, partially offset by 1 percent lower price.

By segment in 2014, growth was led by EMEA, which increased $54 million, and Asia Pacific, which increased $22 million. Critical Power Systems sales increased $8 million while Americas decreased $52 million. By offering, infrastructure management and services increased modestly, while sales in thermal management decreased slightly. Power management sales increased slightly due to growth in DC and critical power systems, partially offset by a decrease in uninterruptible power supply product sales. By geography, destination sales grew 2 percent in the United States and were essentially flat internationally. Underlying destination sales increased 2 percent internationally, excluding an unfavorable 2 percent impact from foreign currency. Underlying destination sales increased moderately in Europe, modestly in the Middle East and Africa and slightly in Asia. Canada was flat and Latin America was down moderately.

Cost of Sales

Cost of sales were $2,836 million in 2015, a decrease of $187 million compared to 2014, primarily due to the impact of foreign currency translation and lower sales volume. Gross profit was $1,623 million in 2015, or 36.4 percent of sales, compared to $1,854 million, or 38 percent of sales in 2014. The decreases in gross profit and gross margin in 2015 are primarily due to deleverage on fixed costs (i.e., lower volume relative to fixed costs), particularly in the Asia Pacific segment, unfavorable mix and lower price, partially offset by savings from cost reduction and materials cost containment actions.

Cost of sales were $3,023 million in 2014, an increase of $12 million compared to 2013. Gross profit was $1,854 million in 2014, or 38 percent of sales, compared to $1,837 million, or 37.9 percent of sales in 2013. The increases in gross profit and gross margin in 2014 primarily reflect savings from cost reduction and materials cost containment actions that offset lower price, primarily in Asia, and deleverage in the Americas and EMEA segments.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses of $1,190 million in 2015 decreased $62 million compared to 2014, primarily due to the impact of foreign currency translation and reduced costs from lower volume. SG&A as a percent of sales was 26.7 percent in 2015, a 1.0 percentage point increase compared to 25.7 percent in 2014 as deleverage on lower volume was partially offset by savings from restructuring actions and lower incentive stock compensation expense of $11 million.

SG&A expenses of $1,252 million in 2014 increased $30 million compared to 2013. SG&A as a percent of sales was 25.7 percent in 2014, a 0.5 percentage point increase compared to 25.2 percent in 2013. The increases reflect costs associated with higher volume, and investment spending on product development costs in the Americas segment and sales personnel primarily in the EMEA segment, partially offset by savings from cost reduction actions.

Goodwill Impairment

As a result of Vertiv’s annual impairment testing, goodwill impairment charges of $154 million and $508 million were recognized in 2015 and 2014, respectively, relating to the EMEA segment. The EMEA segment was unable to meet its operating objectives due to the continued weak economy in Western Europe since an acquisition in 2010. The weak economic recovery combined with intense competitive and market pressures negatively affected profitability in the EMEA segment in 2014 and further impacted the segment in 2015. Based on the uncertain projected economic outlook for the EMEA segment, Vertiv determined that the carrying value of the goodwill could not be supported. See Note 5 to the Audited Annual Combined Financial Statements.

Other Deductions, Net

Other deductions, net were $213 million in 2015, a $54 million increase from 2014 primarily due to a $51 million increase in rationalization expense. Rationalization activity accelerated in 2015 to address the global slowdown in capital spending and position the business for future growth. See Notes 3 and 4 to the Audited Annual Combined Financial Statements.

Other deductions, net were $159 million in 2014, a $28 million increase from 2013 primarily due to the effects of a $13 million China incentive research credit and a $6 million favorable litigation outcome in 2013, and higher foreign currency transaction losses in 2014, partially offset by lower rationalization expense of $4 million.

Earnings (Loss) before Income Taxes

Earnings (loss) before income taxes were $66 million in 2015, an increase of $131 million compared to a loss of $(65) million in 2014. Pretax results include the goodwill impairment charges of $154 million in 2015 and $508 million in 2014, which aided the comparison of 2015 against 2014 by $354 million. Segment earnings in 2015 decreased $126 million in Asia Pacific, $62 million in Americas, $28 million in EMEA and $14 million in

Critical Power Systems. See “—Business Segments” below and Note 5 to the Audited Annual Combined Financial Statements.

Earnings (loss) before income taxes were $(65) in 2014, a decline of $549 million, compared to pretax earnings of $484 million in 2013. The decline was primarily driven by the $508 million goodwill impairment charge. By segment, earnings in 2014 decreased $17 million in Americas, $13 million in EMEA, $9 million in Asia Pacific and $6 million in Critical Power Systems.

Income Taxes

Income tax expense was $128 million, $171 million and $160 million in 2015, 2014 and 2013, respectively. The income tax expense in 2015 and 2014 resulted in high effective tax rates for those years primarily due to a $42 million income tax charge in 2015 for the planned repatriation of non-U.S. cash in connection with the Separation, and the lack of tax deductibility for the goodwill impairment charges recorded in 2015 and 2014. See Note 9 to the Audited Annual Combined Financial Statements for further information.

Net Earnings (Loss)

Vertiv reported a net loss of $(62) million in 2015, an improvement of $174 million, or 74 percent compared with a net loss of $(236) million in 2014. The goodwill and income tax charges in 2015 were $312 million lower than the impairment charge in 2014, which aided the net earnings comparison of 2015 against 2014 by approximately 125 percentage points.

Vertiv reported a net loss of $(236) million in 2014, a decrease of $560 million, or 173 percent, compared with net earnings of $324 million in 2013. The goodwill impairment charge negatively impacted the net earnings comparison of 2014 against 2013 by approximately 157 percentage points.

Business Segments

Following is an analysis of segment results for 2015 compared with 2014, and 2014 compared with 2013. Segment earnings are defined as earnings before interest and income taxes. Segment margin represents segment earnings expressed as a percentage of segment sales. See Note 14 to the Audited Annual Combined Financial Statements.

Americas

(Dollars in millions)	2013	2014	2015	Change ’13 – ’14	Change ’14 – ’15
Sales	$1,874	1,822	1,725	(3)%	(5)%
Earnings	$226	209	147	(7)%	(30)%
Margin	12.0%	11.5%	8.5%

2015 vs. 2014 – Americas sales were $1,725 million in 2015, a decrease of $97 million or 5 percent. Underlying sales decreased 3 percent ($51 million). Foreign currency translation deducted an additional 2 percent ($46 million). Underlying sales declined primarily due to lower volume, which was slightly offset by higher pricing. By offering, sales declined primarily in power management and infrastructure management, and were down modestly in services. Thermal management was flat. By geography, underlying destination sales decreased moderately in North America and Latin America.

Earnings of $147 million declined $62 million in 2015, or 30 percent, and margin declined 3 percentage points primarily due to lower volume, deleverage and unfavorable mix. Higher rationalization expense of $9 million and other expenses were more than offset by savings from cost reduction and materials cost containment actions.

2014 vs. 2013 – Americas sales were $1,822 million in 2014, a decrease of $52 million, or 3 percent. Underlying sales decreased 2 percent ($33 million). Foreign currency translation deducted an additional 1 percent ($19 million). Underlying sales decreased due to lower volume which was partially offset by favorable pricing. By offering, sales decreased primarily in power management and infrastructure management. By geography, underlying destination sales were flat in North America while Latin America decreased moderately.

Earnings of $209 million declined $17 million in 2014, or 7 percent, while margin decreased 0.5 percentage points to 11.5 percent. These decreases reflect lower volume and deleverage, partially offset by favorable price, mix and cost reduction actions.

Asia Pacific

(Dollars in millions)	2013	2014	2015	Change ’13 – ’14	Change ’14 – ’15
Sales	$1,924	1,946	1,678	1%	(14)%
Earnings	$193	184	58	(5)%	(68)%
Margin	10.0%	9.5%	3.5%

2015 vs. 2014 – Asia Pacific sales were $1,678 million in 2015, a decrease of $268 million or 14 percent. Underlying sales decreased 10 percent ($199 million). Foreign currency translation deducted an additional 4 percent ($69 million). Underlying sales decreased primarily as a result of 7 percent lower volume ($143 million) and 3 percent lower price ($56 million). By offering, power management sales, which includes global sales of DC power products to telecommunication network providers globally, declined sharply on significant reduction in capital spending by customers in Asia, the United States, Europe, Middle East and Africa. Sales in thermal management and infrastructure management decreased modestly. Service sales increased on solid maintenance activity. By geography, underlying destination sales decreased sharply in China and the United States.

Earnings of $58 million declined $126 million in 2015, or 68 percent, and margin declined 6.0 percentage points, due to lower volume, deleverage, lower price and unfavorable mix. Higher rationalization expense of $21 million and a $9 million increase in bad debts also contributed to the decrease in earnings, while cost reduction and materials cost containment actions mitigated the decline.

2014 vs. 2013 – Asia Pacific sales were $1,946 million in 2014, an increase of $22 million, or 1 percent. Underlying sales increased 3 percent ($52 million). Foreign currency translation deducted 2 percent ($30 million). Underlying sales increased as a result of 6 percent higher volume ($105 million), partially offset by 3 percent lower price ($53 million). By offering, sales of power management products increased modestly, while sales of thermal management products decreased moderately. By geography, underlying destination sales increased modestly in China and were up slightly in the rest of Asia.

Earnings of $184 million declined $9 million in 2014, or 5 percent, and margin declined 0.5 percentage points as volume, leverage and savings from cost reduction actions were offset by lower price and unfavorable mix. Excluding a $13 million benefit (7 percent) from a research credit received in China in 2013, earnings would have increased by $4 million in 2014, or 2 percent.

Europe, Middle East & Africa

(Dollars in millions)	2013	2014	2015	Change ’13 – ’14	Change ’14 – ’15
Sales	$872	926	849	6%	(8)%
Earnings (loss)	$8	(5)	(33)	(159)%	(626)%
Margin	0.9%	(0.5)%	(3.9)%

2015 vs. 2014 – EMEA sales were $849 million in 2015, a decrease of $77 million, or 8 percent. Underlying sales increased 7 percent ($60 million) on higher volume. Foreign currency translation deducted 15 percent ($137 million). By offering, infrastructure management sales were up sharply, led by execution of the second phase of a large data center solutions project. Power management and service sales were down sharply. Thermal management was down slightly. By geography, underlying destination sales increased strongly in Europe, while the Middle East and Africa were down sharply.

Earnings declined $28 million, to a $(33) million loss in 2015, and margin declined 3.4 percentage points due to unfavorable mix and higher rationalization expense of $20 million. Savings from cost reduction and materials cost containment actions and lower intangibles amortization expense partially offset the decline.

2014 vs. 2013 – EMEA sales were $926 million in 2014, an increase of $54 million, or 6 percent. Underlying sales increased 5 percent ($46 million). Foreign currency translation added 1 percent ($8 million). Underlying sales increased due to higher volume partially offset by slightly lower price. The volume increase was primarily due to execution of the first phase of a large data center solutions project. By offering, sales in infrastructure management were up sharply, primarily due to a large data center solutions project. Services reported a strong sales increase while power management increased modestly. Thermal management was down moderately. By geography, underlying sales increases were solid in Europe and strong in the Middle East and Africa.

Earnings declined $13 million, to a loss of $(5) million in 2014, and margin decreased 1.4 percentage points due to investment spending on sales personnel, and unfavorable pricing and mix. Cost reduction and materials cost containment actions and lower rationalization costs partially offset the decline.

Critical Power Systems

(Dollars in millions)	2013	2014	2015	Change ’13 – ’14	Change ’14 – ’15
Sales	$433	441	440	2%	—
Earnings	$93	87	73	(6)%	(16)%
Margin	21.4%	19.7%	16.6%

2015 vs. 2014 – Critical Power Systems sales were $440 million for 2015, essentially flat compared to 2014. Underlying sales were also flat as slight growth of $3 million from acquisitions in 2014 was offset by foreign currency translation of $4 million. By offering, a slight increase in service sales was offset by a decrease in power management sales. By geography, underlying destination sales were flat in both the United States and the rest of the world.

Earnings of $73 million declined $14 million in 2015, or 16 percent, and margin declined 3.1 percentage points, primarily due to unfavorable mix, higher rationalization costs and unfavorable pricing. Cost reductions and materials cost containment actions partially offset the decline.

2014 vs. 2013 – Critical Power Systems sales were $441 million for 2014, an increase of $8 million, or 2 percent, due to an acquisition adding 3 percent ($14 million). Underlying sales were down 1 percent ($6 million) on lower volume and pricing. Foreign currency translation had a negligible impact. By offering, sales increased in both power management and services. By geography, underlying destination sales increased moderately in the United States and decreased moderately internationally from a small volume base.

Earnings of $87 million declined $6 million in 2014, or 6 percent, while margin declined 1.7 percentage points. Earnings and margin declined primarily due to deleverage, higher rationalization and other costs. Cost reductions and materials cost containment actions partially offset the decline.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

Capital Resources and Liquidity

Historically, Emerson has provided centralized cash management and other finance services to Vertiv. Emerson will continue to provide these services until the Separation is completed. Only cash accounts specifically attributable to Vertiv are reflected in the balance sheets of the Audited Annual and Unaudited Interim Combined Financial Statements. Transfers of cash to and from Emerson’s centralized cash management system are reflected as “Net parent investment” in the Audited Annual and Unaudited Interim Combined Financial Statements.

Vertiv’s primary future cash needs relate to working capital, operating activities, capital spending and strategic investments. Following the Separation from Emerson, Vertiv’s capital structure and sources of liquidity will change significantly compared to its historical capital structure as part of Emerson. Vertiv will no longer participate in Emerson’s capital management system, nor will it be supported by Emerson’s overall scale and ability to raise capital. Instead, Vertiv’s prospective success in funding its cash needs will depend on its continued ability to generate cash from operations and raise capital from other sources.

Vertiv believes that cash from operations, augmented by borrowing under a credit facility or issuing debt as necessary, will provide adequate near-term liquidity in the first 12 to 24 months of independent operations, as well as the resources necessary to invest for growth in existing businesses and manage its capital structure on a short- and long-term basis. Access to capital and the availability of financing on acceptable terms in the future will be affected by many factors, including Vertiv’s credit rating, economic conditions, and the overall liquidity of capital markets. There can be no assurance that Vertiv will continue to have access to capital markets on acceptable terms. See “Risk Factors—Risks Relating to Our Business.”

At September 30, 2015, Vertiv had $139 million in cash and cash equivalents, most of which is held outside of the United States, primarily in Europe and Asia. Non-U.S. cash is generally available for repatriation without legal restrictions, subject to U.S. federal income taxes, net of any available foreign tax credits. Vertiv is evaluating its global cash needs for future business operations and potential borrowing as an independent, publicly traded company, which may influence future cash repatriation decisions. U.S. income taxes have not been provided on approximately $495 million of undistributed earnings of international subsidiaries.

	Years Ended September 30,
(Dollars in millions)	2013	2014	2015
Operating cash flow	$484	442	341
Percent of sales	10.0%	9.1%	7.6%
Capital expenditures	$56	55	45
Percent of sales	1.1%	1.1%	1.0%
Free cash flow (operating cash flow less capital expenditures)	$428	387	296
Percent of sales	8.8%	7.9%	6.6%
Operating working capital	$500	479	368
Percent of sales	10.3%	9.8%	8.3%

Operating Activities

Vertiv generated operating cash flow of $341 million in 2015, a $101 million or 23 percent decrease compared to 2014, primarily due to decreased earnings (excluding the goodwill impairments in 2015 and 2014). Operating cash flow of $442 million in 2014 decreased 9 percent compared to $484 million in 2013. Operating cash flow was used for working capital needs and capital expenditures, and acquisitions as necessary, with net cash transferred to Emerson.

Investing Activities

Capital expenditures were $45 million, $55 million and $56 million in 2015, 2014 and 2013, respectively. Free cash flow was $296 million, $387 million and $428 million in 2015, 2014 and 2013, respectively. Decreases in free cash flow in 2015 and 2014 primarily reflect lower operating cash flow stemming from reduced earnings. Vertiv is targeting levels of capital spending similar to historical amounts prior to the Separation from Emerson.

In December 2013, Vertiv acquired Advanced Protection Technologies, Inc. (“APT”), a manufacturer of surge protection products for the general purpose AC power market. APT is reported in Critical Power Systems and expanded the segment’s offerings for low and medium voltage surge protection products. Total cash paid was $49 million, net of cash acquired. Annualized sales for APT at the time of acquisition were approximately $19 million. See Note 2 to the Audited Annual Combined Financial Statements.

Financing Activities

In connection with Emerson’s centralized cash management operations, cash flow generated in excess of operating and investing requirements is transferred to the Emerson cash pool. For the three years ended September 30, 2015, Vertiv transferred net cash to Emerson after funding its operating and investing needs, which is presented as “Net transfer to parent,” of $292 million in 2015, $288 million in 2014 and $392 million in 2013. Post-Separation, the declaration and amount of dividends or repurchase of common shares will be at the discretion of the Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of the business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant. There can be no assurance that Vertiv will pay a dividend in the future or purchase its common shares, or continue to pay any dividend or purchase any shares if it does commence such activities.

Contractual Obligations

Vertiv’s contractual obligations, including estimated payments, as of September 30, 2015 follow.

	Amounts Due By Period
(Dollars in millions)	Total (b)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Operating leases	$182	53	60	30	39
Purchase obligations (a)	221	219	2	–	–

	$403	272	62	30	39

(a)	Purchase obligations consist primarily of inventory purchases to be made in the normal course of business for operational requirements.

(b)	The table above does not include $278 million of other noncurrent liabilities recorded in the balance sheet of the Audited Annual Combined Financial Statements, which consist primarily of deferred income taxes (including unrecognized tax benefits) and pension plan liabilities, because it is not certain when these amounts will become due. See Notes 7 and 9 to the Audited Annual Combined Financial Statements.

Financial Instruments

Vertiv is exposed to market risk related to changes in commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. Derivatives are not held for trading purposes. The value of derivatives and other financial instruments is subject to change as a result of market movements in rates and prices. Sensitivity analysis is one technique used to assess the potential impact of these movements. Based on a hypothetical 10 percent decrease in commodity prices or a 10 percent weakening in the U.S. dollar across all hedged currencies, the potential losses in future earnings, fair value or cash flow are not material. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Note 6 to the Audited Annual Combined Financial Statements.

CRITICAL ACCOUNTING POLICIES

Preparation of Vertiv’s financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that could affect reported revenue, expenses, assets, liabilities and equity. Note 1 to the Audited Annual Combined Financial Statements describes the significant accounting policies used in preparation of the Combined Financial Statements. The most significant areas where management judgments and estimates impact the primary financial statements are described below. Actual results in these areas could differ materially from management’s estimates under different assumptions or conditions.

Revenue Recognition

Vertiv recognizes revenue from the sale of manufactured products and related installation, maintenance and monitoring services. Vertiv records revenue when products are shipped or delivered, title and risk of loss pass to the customer, and collection is reasonably assured. Payments received in advance for service arrangements are recorded as deferred revenue and recognized in net sales when the revenue recognition criteria are met. Vertiv records revenue when installation services are performed and records revenue for maintenance, monitoring and other support services ratably over the term of the contract. In certain limited circumstances, revenue is recognized for long-term contracts using the percentage-of-completion method as performance occurs. In addition, a minor portion of revenue is recognized for software in accordance with ASC 985-605, Software Revenue Recognition. Management believes all of the relevant criteria and conditions have been met when recognizing revenue.

Inventories

Inventories are stated at the lower of cost or market and are valued based on standard costs that approximate average costs. Cost standards are revised at the beginning of each fiscal year. The annual effect of resetting standards plus operating variances incurred during each period is allocated between inventories and cost of sales.

Long-Lived Assets

Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If Vertiv determines that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter. If an initial assessment indicates it is more likely than not impairment may exist, it is evaluated by comparing the unit’s estimated fair value to its carrying value. Fair value is generally estimated using an income approach that discounts estimated future cash flows using discount rates judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and the volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

At the end of 2015, the EMEA segment continued to encounter challenges with the persistent weak regional economy in Europe and a decrease in capital expenditure within Europe and the Middle East, which was exacerbated by relatively low oil and gas prices. Goodwill related to EMEA was $251 million at September 30, 2015 and the fair value of the business exceeded its carrying value by less than 5 percent. The assumptions used in estimating fair value include stronger economic growth in Europe, the successful execution of our business plans for cost control and business processes, and overall end market growth for data center products and solutions, including power management products, thermal management products, services and infrastructure management. If any of these assumptions prove incorrect, we may incur an impairment to goodwill in the future.

Income Taxes

Vertiv’s operations have historically been included in Emerson’s consolidated U.S. and non-U.S. income tax returns in most locations. Income tax expense for the Combined Financial Statements has been calculated following the separate return method, which applies ASC 740, Income Taxes, to the Combined Financial Statements as if Vertiv was a separate enterprise and taxpayer for the periods presented. The separate return method requires significant judgment. Income tax expense and tax assets and liabilities reflect management’s assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Valuation allowances are provided to reduce deferred tax assets to the amount that will more likely than not be realized. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Vertiv would pay U.S. federal income taxes, net of available foreign tax credits, on any cash repatriated from non-U.S. locations in the future. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1 and 9 to the Audited Annual Combined Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB amended ASC 606, Revenue from Contracts with Customers, to update and consolidate revenue recognition guidance from multiple sources into a single, comprehensive standard to be applied for all contracts with customers. The fundamental principle of the revised standard is to recognize revenue based on the transfer of goods and services to customers at an amount that Vertiv expects to be entitled to in exchange for those goods and services. Also required are additional disclosures regarding the nature, extent, timing and uncertainty of revenues and associated cash flows. Required adoption of the new standard has been deferred by the FASB for one year and it is now effective for Vertiv in the first quarter of 2019. The new rules may be adopted on either a prospective or retrospective basis. Early adoption is available to Vertiv in the first quarter of 2018, the original effective date. Vertiv is in the process of evaluating the impact of the revised standard on its financial statements and determining its method of adoption.

In February 2016, the FASB amended ASC 842, Leases, to require recognition on the balance sheet of assets and liabilities related to the rights and obligations associated with all lease arrangements. Currently, obligations classified as operating leases are not recorded on the balance sheet but must be disclosed. The amendment also adds disclosures intended to provide more information regarding the amount, timing and uncertainty of cash flows arising from lease arrangements. Adoption of the new standard is effective for Vertiv in the first quarter of 2020. Vertiv is in the process of evaluating the impact of the revised standard on its financial statements.

BUSINESS

Overview

Vertiv is a global leader in designing, manufacturing and servicing mission-critical infrastructure technologies for vital applications in data centers, communication networks and commercial/industrial environments.

We offer a broad range of products in both power and thermal management and, through our global service network, we provide life cycle management services and solutions for deploying, maintaining and optimizing these products. We also offer infrastructure management, monitoring, controls and software solutions for our customers’ critical applications.

We sell to three primary markets: data centers (cloud/hyperscale, colocation and traditional enterprise architectures), communication networks and commercial/industrial environments. Within these markets we serve a diverse array of end-user sectors including financial services, healthcare, digital, telecommunications, retail, education and government. We approach these markets and end-users through our global network of direct sales professionals, independent sales representatives, distributors and original equipment manufacturers. Our market-leading brands include Liebert, ASCO, Chloride, NetSure and Trellis.

Together, our highly reliable products and our global network of sales, service and engineering experts, with their deep domain knowledge, customer intimacy and local market understanding, allow us to execute our “local everywhere” customer strategy and provide our customers with tailored solutions so that their vital applications stay up and running.

For 2015, our net sales were $4,458.5 million. As of December 31, 2015, we had over 19,000 employees operating globally.

Post-Separation, Vertiv will be headquartered in Columbus, Ohio and expects to trade under the ticker symbol “VRT” on the NYSE.

Our Strengths

Customer intimacy and market understanding

We have multiple touch points with our customers, beginning at the start of the sales process and extending through the entire product life cycle. These touch points have allowed us to develop an intimacy with our customers that provides us unique insights into their needs. These insights also give us a thorough understanding of the trends and changes in our primary markets and, when combined with our customer intimacy and deep domain knowledge, enable us to deliver distinctly suited products, solutions and services for our global, regional and local customers.

Extensive power and thermal management product offerings

Our commitment to our customers includes providing an extensive offering of long-lasting, high-quality, highly reliable products, backed by our unmatched global service network. Our reputation for high-quality and highly reliable products has helped build our market-leading brands, including Liebert, Chloride, ASCO and NetSure for power management products and Liebert for thermal management products. Our global sales and service networks provide constant product and market feedback, allowing for innovation and enhancement of our offerings, and our global manufacturing and configuration capabilities allow us to adapt to regional and local changes and demands.

World-class service capabilities

Our global service network provides our customers with industry leading life cycle management services wherever they operate. With best-in-class response times, our highly trained service personnel are actively involved in the complete life cycle of our products. Our life cycle management services start with engineering engagement early in the customer’s project, continue through installation and preventative maintenance and include a full suite of performance and predictive services during the operating life of our products. We believe our strong, global service capabilities provide us with a competitive advantage, both in bidding for major projects and in supporting customers of all sizes and in all locations. As an additional advantage, our service network serves as a global feedback mechanism, helping us improve our products, understand and address changing local, regional and global markets and develop new technologies and solutions for our customers.

Global sales, engineering, manufacturing and service footprint

We have sales, engineering, manufacturing and service facilities and professionals in every major geographic region of the world. Our global reach is essential to knowing our customers, providing products and services in a timely fashion and executing globally, regionally and locally for our customers. Our comprehensive engineering capabilities, our manufacturing hubs and our local configuration and service facilities allow us to be “local everywhere” and are ideally suited to meet the varying local and regional requirements of our global customer base. This competitive advantage allows us to be responsive and flexible for our customers: by delivering products designed to the needs of the region, leveraging local and global raw material and component sources and adapting to changing business conditions.

Comprehensive, integrated solutions and software

Our customer intimacy and deep domain knowledge, our breadth of product offerings, our world-class service capabilities and our global engineering and design expertise, when combined, give us the unique ability to create end-to-end solutions for our customers. We engage with our customers from the earliest planning phase, working with them through delivery of the completed solution and beyond with life cycle management services. These integrated solutions provide our customers the speed, cost control and demand capacity they need to succeed. Further, we have a full software suite that is integral to our products. This software suite enhances our offerings by providing additional insights and decision making criteria about our products and associated infrastructure to our customers.

Our Strategies

Our goal is to achieve competitive differentiation through continued customer collaboration, operational excellence, world-class customer service and execution through successful implementation of the strategies outlined below. We aim to deliver sustained revenue growth and increased profitability across our markets.

Continually align our go-to-market approach

Our markets are dynamic and, to maximize the alignment with our customers’ capital spending, we must continue to evolve our go-to-market approach both from a geographic and end-user perspective. In recent years our global sales force, in coordination with our local business partners, has expanded our direct touch points, at all levels, within our customer base. We believe this focus on working more directly with our customers, which fosters our customers’ reliance on our industry expertise, provides us a competitive advantage.

Build upon our technology leadership and domain knowledge

Our global engineering capabilities, along with valuable feedback from our sales and service network, provides us with the expertise to innovate next-generation ideas, technologies and solutions. Not only is our engineering prowess a differentiator, but when coupled with our understanding of markets, customers and applications, it provides us with a unique competitive advantage. We believe that it is important for us to maintain and build upon this industry leadership.

Expand service, solutions and software

Providing world-class products and services is the foundation for everything we do. We believe it is this principle from which we can strengthen our relationships with our customers to create higher-value solutions. Our world-class service organization intends to continue adding further service offerings to our life cycle service model to ensure we stay relevant to our customers. We also intend to continue expanding our solutions offerings because we believe our high touch sales model and our constantly growing product portfolio will allow us to continue generating tailored solutions for our customer base. Further, we intend to continue developing “lighter weight,” flexible and easier to deploy software packages that enhance our products and provide better visibility and decision-making criteria for our customers.

Optimize our operational model

We believe that providing an outstanding customer experience is paramount to our success. We will continue to invest in tools and systems that provide a robust platform to run our business and allow us to better serve our customers. Additionally, we will continue to evaluate our global structure to ensure we are leveraging our footprint to maximize our operational and supply chain efficiencies and deliver high-quality products and solutions at the best relevant global cost.

Our Offerings

We design, manufacture and service mission-critical infrastructure technologies for vital applications in data centers, communication networks and commercial/industrial environments through numerous globally recognized brands.

Our principal offerings are:

•	Power Management: Our power management products, which include critical power systems and uninterruptible power systems, provide back-up, voltage regulation, distribution and consistent energy for our customers’ vital applications. Our critical power system products include automatic transfer switches, load banks, surge protection, paralleling and synchronizing gear, and related control systems. Uninterruptible AC and DC power systems provide reliable, conditioned power to data centers, communication networks and commercial/industrial applications in order to protect our customers’ equipment. Our uninterruptible power system offerings range from standalone desktop solutions to complete systems incorporating rectifiers, inverters, power distribution units, batteries and system supervision. The primary power management brands are ASCO, Liebert, Chloride and Netsure.

•	Thermal Management: Our thermal management products provide energy efficient, reliable and cost-effective management of environmental conditions in mission-critical facilities ranging from small network closets and computer rooms to hyperscale-sized data center and communication network sites. Our thermal management products allow customers to achieve optimal operating environments for highly sensitive electronics by accounting for multiple environmental parameters such as ambient temperature, air flow and humidity. Our thermal management products include precision-based room cooling, in-row cooling, chilled water systems, direct and indirect evaporative cooling, custom air handling systems and controls and thermal monitoring solutions. The primary thermal management brand is Liebert.

•	Services: We provide life cycle management for our products, including preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring and training. The preventative and predictive maintenance aspects of our life cycle management approach helps our products operate according to specification and our customers’ needs. The other aspect of life cycle management, performance assessments, provide professional, customized and consultative recommendations to improve product reliability and efficiency. At December 31, 2015, we had over 3,000 customer service professionals globally, which we deploy to assist customers in managing their critical infrastructure. Our services are provided primarily under the Liebert, Chloride, Emerson Network Power and ASCO brands.

•	Infrastructure Management and Solutions: Infrastructure management and solutions consists of end-to-end solutions, software and IT appliances. Our solutions offerings range from fully integrated racks, to semi-custom integrated rooms, to completely customized, hyperscale-type data center sites. These solutions typically include our other offerings and are designed, deployed and maintained by our service organization. Our software offerings include individual software products designed for discrete purposes such as managing power, thermal or IT management products as well as monitoring and management of data centers and communication networks environments via our Trellis software platform. Our IT appliances include KVM (Keyboard, Video, Mouse) products and provide our customers with the ability to have remote visibility and management of their servers. Our infrastructure management and solutions are provided primarily under our Emerson Network Power, Avocent and Trellis brands.

Our Brands

We have over 25 brands to deliver our offerings throughout the regions that we serve. The following are our most significant global brands:

•	Liebert is a global leader in:

¡	Power management products for mission-critical infrastructure facilities, providing uninterruptible AC power systems, power distribution and management; and

¡	Thermal management products, including precision-based room cooling, in-row cooling, chilled water systems, direct and indirect evaporative cooling, custom air handling systems and controls and thermal monitoring solutions.

•	ASCO is a global leader in power switching and controls, providing automatic switches, paralleling switchgear and controls for emergency, critical, standby and distributed power. ASCO also offers power management, monitoring, control and compliance reporting, surge protection devices, loadbanks and related services.

•	Chloride is our primary brand for our commercial/industrial power solutions, including heavy-duty, resilient AC uninterruptible power supply systems designed for harsh operating environments, such as those in the oil and gas, utility, mining, rail and manufacturing industries. These products are available with a wide variety of options and certifications, as well as smart communications options and battery monitoring.

•	NetSure is a global leader in DC power management systems, enclosures, and solutions for the communication networks industry.

•	Trellis is a global leader in data center infrastructure management and monitoring. This scalable and flexible software platform provides our customers with enhanced visibility to their critical and IT infrastructure.

Our Customers

We successfully deploy our products and services in a diverse array of end-user sectors within the data center, communication networks and commercial/industrial markets, including financial services, healthcare, digital, telecommunications, retail, education and government.

Our diverse, global customer base includes some of the largest data center providers/owners, social media companies and communication network operators. Our ten largest customers represented approximately 15 percent of our combined net sales in 2015.

Our Business Segments

We track and manage our business according to four business segments.

Americas includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in North America and Latin America.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout China, India and the rest of Asia. Asia Pacific also includes global DC power system sales to end users within the communication network market, which are included in the power management offering.

Europe, Middle East & Africa (“EMEA”) includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in EMEA.

Critical Power Systems includes transfer switching, controls, loadbank and surge protection devices sold globally across the data center, communication networks and commercial/industrial markets. These devices are included in the power management offering.

Net Sales by Business Segment

The following table presents the percentage breakdown of net sales (excluding intersegment sales) attributable to these business segments for each of the last three years. See Note 14 to the Audited Annual Combined Financial Statements for information regarding sales, earnings and additional financial data by business segment, offering and geography.

	Years Ended September 30,
	2013	2014	2015
Americas	38.3%	37.1%	38.2%
Asia Pacific	36.4%	36.3%	34.5%
EMEA	17.0%	18.1%	18.1%
Critical Power Systems	8.3%	8.5%	9.2%

Backlog

Our estimated consolidated order backlog was approximately $1.2 billion and $1.3 billion as of December 31, 2015 and 2014, respectively. Our backlog consists of product and service orders for which we have received a customer purchase order or purchase commitment and which have not yet been delivered. Orders may be subject to cancellation or rescheduling by the customer. The following table shows estimated backlog by business segment at December 31, 2014 and 2015.

	As of December 31,
(Dollars in millions)	2014	2015
Americas	$449.9	439.6
Asia Pacific	327.9	329.9
EMEA	384.2	278.9
Critical Power Systems	155.4	173.9

Total Backlog	$1,317.4	1,222.3

The vast majority of the consolidated backlog as of December 31, 2015 is considered firm and is expected to be shipped within one year. We do not believe that our backlog estimates as of any date are necessarily indicative of revenues for any future period. Backlog estimates are subject to a number of risks. See “Risk Factors—We may not realize all of the sales expected from our backlog of orders and contracts.”

Sales and Marketing

We go to market and sell our products, services and solutions directly to customers through our extensive global sales force and through indirect sales channels, comprising independent sales representatives, distributors and original equipment manufacturers. Our customer interactions extend across all levels within the customer’s business from executive levels of our key customers to our customers’ subject matter experts, promoting long-term relationships throughout the world.

Research and Development

We are committed to developing our products and service capabilities. Our expenditures for research and development (“R&D”) were $148.4 million in 2015, $156.9 million in 2014 and $163.0 million in 2013. We focus our R&D efforts on fostering new product innovation and reducing costs across our product lines. We have global product leaders supported by global product line and engineering organizations for continued focus on product development. These global groups are supported by regional product and engineering teams who are responsible for understanding and adapting our offerings to local customer and market requirements. Our product and engineering teams work closely with our sales and service network, which allows us receive and analyze customer feedback to continuously improve our offerings.

Competition

We encounter competition from numerous and varied competitors in all areas of our business on a global and regional basis, and our competitors have targeted, and are expected to continue targeting, our primary markets. Competition in our markets is primarily on the basis of reliability, quality, price, services and customer relationships. A significant element of our competitive strategy is focused on delivering high-quality products and solutions at the best value to our customer.

Since we participate in several markets and have offerings that span a wide portfolio of products and services, we face three primary types of competitors: competitors that compete in many of the same general global markets and with similar breadth of products and services as we do, such as Schneider and Eaton;

offering-specific competitors that compete globally but with a limited set of product offerings; and regional or country-level competitors that compete in a limited geographic area. Any of these competitors may introduce new technologies and business models that could disrupt significant portions of our markets.

Our Organization

Operations and Facilities

We have a total of 24 large manufacturing facilities, with 11 in North and South America, 5 in Asia Pacific and 8 in Europe, Middle East/Africa. Our global network of manufacturing facilities allows for cost, delivery and inventory optimization. Our manufacturing facilities are supported by regional engineering and configuration centers where we tailor our products to the local market and to our customers’ requirements. The majority of these facilities are owned, with the remainder leased. We also operate shared service facilities, which are occupied under lease, in Romania, Costa Rica and the Philippines. We consider our facilities suitable and adequate for the purposes for which they are used.

Our corporate headquarters is located in Columbus, Ohio.

Supply Chain

We seek to have many sources of supply for each of our major requirements, including basic raw materials such as steel, copper and aluminum and electronic components. We do so to avoid significant dependence on any one or a few suppliers.

Employees

As of December 31, 2015, we had over 19,000 employees operating globally. Management believes that our employee relations are generally favorable.

Other Matters

Intellectual Property

Our ability to create, protect and obtain intellectual property, inclusive of certain patents, trademarks, trade secrets, copyrights and other proprietary rights, is important to the success of our business and our ability to compete. We create intellectual property in our operations globally and we work to protect and enforce our intellectual property rights. We consider our trademarks as valuable assets, including well-known marks such as Liebert, Chloride, NetSure and Trellis. While we rely on patent, trademark, trade secret, and copyright laws as well as confidentiality agreements to protect our technology and confidential intellectual property, we also believe that factors such as the technological and creative skills of our personnel, new product development, frequent product enhancements and reliable services are essential to establishing and maintaining a technology leadership position.

In addition, we integrate licensed third-party technology and intellectual property into certain of our products. Although certain third-party proprietary intellectual property rights are important to our success, we do not believe we are materially dependent on any particular third-party patent or license, or any particular group of patents or licenses.

As of December 31, 2015, we had over 2,000 patents and 800 pending patent applications, and over 1,500 registered trademarks and 80 pending trademark applications worldwide. We cannot be certain that patents will be issued on the patent applications that we have filed, that trademark registrations will be granted with respect to the trademark applications we have filed, or that we will be able to obtain the necessary intellectual property rights.

Environmental, Health and Safety

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety and the content, composition and takeback of our products. We maintain an environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. We also have a program for complying with the European Union Restriction on the Use of Certain Hazardous Substances and Waste Electrical and Electronic Equipment Directives, the China Restriction of Hazardous Substances law, the European Union Registration, Evaluation, Authorization and Restriction of Chemicals regulation, and similar requirements.

At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we are currently liable for contamination, and could in the future be liable for additional contamination. We have projects underway at a few current and former manufacturing facilities to investigate and remediate environmental contamination. Compliance with laws regulating contamination and the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect on our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures during 2016 for environmental control facilities or other material costs of compliance with environmental, health and safety requirements.

Legal Proceedings

In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability claims, environmental liabilities and intellectual property disputes. See Note 12 to our Audited Annual Combined Financial Statements.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth information, as of [●], 2016, regarding certain individuals who are expected to serve as our executive officers following the Separation. Other than [●], all individuals expected to serve as our executive officers are current employees of Emerson or Vertiv. We expect that those individuals noted below who are current employees of Emerson will transfer from their respective employment with Emerson to Vertiv and, immediately prior to the Separation, resign from any officer roles with Emerson.

Name	Age	Position
D. S. Barbour	54	President and Chief Executive Officer
[●]	[●]	Vice President and Chief Financial Officer
M. S. Dean	47	Vice President and General Counsel
S. C. Liang	57	Group Vice President, Global Telecommunications and Asia Pacific

There are no family relationships among any of the officers named above. Each officer of the Company will hold office from the date of election until a successor is elected. Set forth below is information about the executive officers identified above.

D. S. Barbour will be the President and Chief Executive Officer of Vertiv. He is currently Executive Vice President of Emerson responsible for the Spin Business, and has served in this role since June 2011. Mr. Barbour joined Emerson in 1989 as a Program Manager in Emerson’s Corporate Technology group. Prior to being named the business leader of the Spin Business, Mr. Barbour served in various roles of increasing responsibility in Emerson’s Climate Technologies business segment, most recently as the head of the Climate Technologies Asia Pacific business, which he led from 2008 through 2011. Mr. Barbour serves as a board member for Recreation Unlimited, a 501(c)(3) not-for-profit organization serving individuals with physical and developmental disabilities through sports, recreation and education. Mr. Barbour received a bachelor’s degree in mechanical engineering from Southern Methodist University and a master’s degree in business administration from Vanderbilt University’s Owen Graduate School of Management.

M. S. Dean will be the Vice President and General Counsel of Vertiv. Mr. Dean is currently Vice President and General Counsel of the Spin Business and has served in this role since February 2011. Prior to his current role, he served as Vice President, General Counsel and Secretary of LANDesk Software from 2002 through 2010. LANDesk was owned by Emerson from December 2009 through September 2010 as part of the acquired Avocent business. Mr. Dean received a bachelor’s degree in business from Brigham Young University and a law degree from Brigham Young University’s J. Reuben Clark Law School.

S. C. Liang will be the Group Vice President, Global Telecommunications and Asia Pacific of Vertiv. He is currently Group Vice President of Emerson, responsible for Global Telecom and the Asia Pacific operations of the Spin Business, and has served in this role since July of 2013. He joined Emerson in 1994 as Vice President, Planning for Emerson’s former Astec Power business and held various positions of increasing responsibility in the Spin Business through the date of his promotion to Group Vice President. Mr. Liang received a bachelor’s and master’s degree in mechanical engineering from the Massachusetts Institute of Technology.

Board of Directors Following the Separation

The following individuals are expected to serve as members of our Board of Directors following the Separation.

Name	Age	Position

Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide the Board of Directors of Vertiv.

[Director biographies to be inserted in a subsequent amendment]

Board Structure

Upon completion of the Separation, our Board of Directors will consist of [●] members.

Upon completion of the Separation, our Board of Directors will initially be classified and will transition to an annually elected board through a gradual phase-out that will take place over the first 5 years of Vertiv’s existence. Our Board of Directors will initially be divided into three classes, each of roughly equal size, which will each serve staggered three-year terms. The Directors designated as Class I Directors will have terms expiring at the annual meeting of stockholders in 2017, which will be the first annual meeting of stockholders following the Separation; the Directors designated as Class II Directors will have terms expiring at the annual meeting of stockholders in 2018; the Directors designated as Class III Directors will have terms expiring at the annual meeting of stockholders in 2019. At the annual meetings of stockholders held in 2017 and 2018, Directors will be elected for a term of office to expire on the third succeeding annual meeting of stockholders after their election. Beginning with the 2019 annual meeting, Directors will be elected for a term expiring at the next annual meeting of stockholders. Commencing with the annual meeting of stockholders held in 2021, the classification of the Board will cease. Before the phase-out, this classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, prior to 2020, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors. This temporary classified Board structure is intended to provide better continuity of leadership during Vertiv’s first years of operation as an independent, publicly held business, versus annually elected Directors. We have not yet set the date of the first annual meeting of stockholders to be held following the Separation.

Board Independence

Upon completion of the Separation, our Board of Directors will consist of [●] members. Our Board has determined that each of         ,          and              is independent under NYSE rules. In determining independence, the Board will consider whether each Director has a material relationship with Vertiv that would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a Director. The Board will consider all relevant facts and circumstances including, without limitation, transactions between Vertiv and the

Director, family members of the Director, and organizations with which the Director is affiliated. All Directors identified as independent meet the categorical standards adopted by the Board to assist it in making determinations of Director independence. A copy of these standards appears [●].

Director Compensation

Directors who are also officers or employees of Vertiv are not expected to receive any additional compensation for serving as Directors. All other Directors are expected to receive an annual retainer of $[●], a portion of which is expected to be paid in restricted stock or restricted stock units with the remainder paid in cash. In addition, the Chair of each Board Committee is expected to receive an additional retainer as compensation for the additional responsibilities of a Committee Chair. Vertiv has not yet determined whether non-management Directors will receive meeting fees for each Board or Committee meeting attended.

Board Committees

Effective upon the completion of the Separation, the Board will have three standing committees which will operate under written charters approved by the full Board: Audit, Compensation, and Corporate Governance and Nominating. In accordance with current NYSE listing standards, all of the Directors who serve on each Committee will be independent from the Company and its management. The charters of all the Committees will be posted on the Company website after the Separation.

Each Committee operates under a written charter that details the scope of authority, composition and procedures of the Committee. The Committees may, when appropriate in their discretion, delegate authority with respect to specific matters to one or more members, provided that all decisions of any such members are presented to the full Committee at its next scheduled meeting. The Committees report to the Board of Directors regularly, review and reassess the adequacy of their Charters at least annually and conduct an annual evaluation of their performance.

Audit Committee

The members of our Audit Committee are             ,              and             .             is the Chair of our Audit Committee. Each member of our Audit Committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations and the Company’s Director Independence Standards. Each member of our Audit Committee is financially literate. In addition, our Board of Directors has determined that                      is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on [her] [him] any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. The responsibilities of the Audit Committee are more fully described in our Audit Committee charter and include, among other duties:

•	Assisting the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the internal audit process, risk management, the annual independent audit process of the Company’s annual financial statements, and the Company’s compliance with legal and regulatory requirements.

•	Responsibility for the appointment, oversight, qualification, performance and retention of the independent registered public accounting firm to audit the Company’s financial statements.

•	Assuring the independence of the independent registered public accounting firm and the regular rotation of the lead audit partner as required by law. The Committee is also involved in the selection, review and evaluation of the lead audit partner, and considers whether, in order to assure continuing auditor independence, there should be regular rotation of the independent registered public accounting firm.

•	Discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results.

•	Establishing procedures for employees to anonymously submit concerns about ethical matters, including questionable accounting or audit matters.

•	Negotiating the fees of the independent registered public accounting firms and approving in advance all services to be provided by the independent registered public accounting firm.

•	Reviewing with management the Company’s major financial risk exposures and the steps management has taken to monitor, mitigate and control such exposures.

Compensation Committee

The members of our Compensation Committee are             ,              and             .              is the Chair of our Compensation Committee. Each member of the Compensation Committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code and meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations and the Company’s Director Independence Standards. The responsibilities of the Compensation Committee will be more fully described in our Compensation Committee Charter and will include, among other duties:

•	Discharging the Board’s responsibilities relating to compensation of our executives and producing the Committee’s report on executive compensation to be included in the Company’s annual proxy statement.

•	Approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating CEO performance and reviewing and setting CEO compensation.

•	Approving the elements of compensation and overseeing the evaluation process for all officers.

•	Overseeing our equity incentive plans and the adoption, amendment or termination of benefit plans.

•	Monitoring and keeping current the senior management succession plan.

•	Engaging and overseeing Compensation Committee consultants.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are             ,              and             .              is the Chair of our Corporate Governance and Nominating Committee. Each member of the Corporate Governance and Nominating Committee meets the requirements for independence under the current NYSE listing standards and the Company’s Director Independence Standards. The responsibilities of the Corporate Governance and Nominating Committee are more fully described in our Corporate Governance and Nominating Committee Charter and include, among other duties:

•	Overseeing the Company’s corporate governance, including reviewing its governance principles and independence standards.

•	Overseeing the annual self-evaluation by the Board and its committees.

•	Discharging the Board’s responsibilities related to compensation of Directors.

•	Identifying and evaluating individuals for Board and committee membership and Chairs.

•	Making recommendations to the Board concerning the selection of Director nominees; making recommendations as to the size and composition of the Board and its committees.

•	Approving the Company’s conflict of interest policies, codes of ethics, political activities and compliance with laws and regulations and overseeing and advising management with respect to management’s implementation of such policies.

Code of Ethics

In connection with the Separation, our Board of Directors will adopt one or more codes of ethics that will apply to all of our employees, officers and Directors, including our President and Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of the Separation, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by disclosing future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

Vertiv is currently a wholly owned subsidiary of Emerson. Emerson’s senior management and the Compensation Committee of Emerson’s Board of Directors (the “Emerson Committee”) determined the compensation of Vertiv’s executive officers for the year ended September 30, 2015. While the Emerson Committee is expected to discuss and approve certain aspects of Vertiv’s executive compensation programs and policies, those programs remain subject to review and approval by the Compensation Committee of our Board (the “Vertiv Committee”).

This Compensation Discussion and Analysis focuses primarily on Emerson’s compensation policies and programs for 2015 and the decision-making process for determining, and the amounts of, the 2015 compensation of the individuals who are expected to be Vertiv’s named executive officers (collectively, the “Vertiv NEOs”). The Vertiv NEOs are expected to be the following:

•	D. S. Barbour, President and Chief Executive Officer

•	M. S. Dean, Vice President and General Counsel

•	S. J. Liang, Group Vice President, Global Telecommunications and Asia Pacific

This Compensation Discussion and Analysis outlines certain aspects of Vertiv’s anticipated post-Separation executive compensation policies. After the Separation, the Vertiv Committee will be responsible for the compensation of the Vertiv NEOs.

The Emerson Committee discharges the Emerson Board’s responsibilities relating to compensation of Emerson’s executives. The Emerson Committee is responsible for the establishment and oversight of the Emerson executive compensation program. Among other things, the Emerson Committee (1) approves corporate goals and objectives relevant to the compensation of the Emerson Chief Executive Officer (the “Emerson CEO”), evaluates the Emerson CEO’s performance, and reviews and sets his compensation; (2) oversees the evaluation process and determination of compensation by Emerson senior management for all officers, including the Vertiv NEOs; and (3) oversees Emerson’s equity incentive plans and the adoption, amendment or termination of benefit plans.

Overview of Executive Officer Compensation

Emerson’s executive compensation program is designed to support the interests of stockholders by attracting and retaining a talented management team and rewarding executives for achievement of Emerson’s specific business objectives, such as consistent, sustained growth in earnings per share and cash flow, to maximize stockholder value. The fundamental principles underlying the program are:

•	Rewarding for superior performance rather than creating a sense of entitlement.

•	Maximizing stockholder value by allocating a significant percentage of compensation to performance based pay that is dependent on achievement of company performance goals, without encouraging excessive or unnecessary risk taking.

•	Aligning executives’ interests with stockholder interests by providing significant stock-based compensation and expecting executives to hold the stock they earn.

•	Attracting and retaining talented executives by providing competitive compensation opportunities.

•	Rewarding overall corporate results while recognizing individual contributions.

The Emerson executive officer compensation program emphasizes compensation opportunities that are linked to key performance indicators, such as earnings per share and free cash flow. A substantial portion of compensation provided to Emerson executive officers, including the Vertiv NEOs, is made up of an annual bonus

(which is based on annual financial performance) and performance shares (which are dependent upon the achievement of long-term performance objectives). In addition to these incentive opportunities, Emerson compensation programs provide Emerson executive officers, including the Vertiv NEOs, fixed elements of compensation, such as base salary and benefits, which are essential parts of a competitive compensation program.

Emerson does not enter into employment agreements with its executive officers or provide individual severance or change in control agreements to its executive officers. As part of the Separation process, Emerson has entered into Completion Letters and Special Cash Award Agreements with each of the Vertiv NEOs. See “—Individual Agreements” below for additional information. Vertiv may enter into change in control agreements with certain Vertiv employees in connection with the Separation that would be triggered upon a change in control of Vertiv.

The Emerson executive compensation program includes incentive plans that communicate to participants Emerson’s critical business values, strategies and performance objectives. These incentives focus efforts on the performance objectives that drive Emerson’s success and encourage career-long commitments to Emerson. The program consists of the primary components illustrated below, which we refer to collectively as “total compensation.” The mix of compensation components varies for each named executive officer depending upon the executive’s level of responsibilities, potential, performance and tenure with Emerson. Each of the elements is designed with the overall goal of achieving a high and sustainable level of Emerson and individual performance. The performance based portion of total compensation generally increases as an executive’s level of responsibilities increases.

The table below provides a brief description of the principal types of direct compensation in Emerson’s compensation program, how performance factors into each type of compensation, and the compensation program objectives served by each type. For detailed descriptions of the components of direct compensation and how compensation levels for the Vertiv NEOs were determined for 2015, see “—Setting Compensation Levels” and “—2015 Direct Compensation Components” below. Other major components of compensation such as retirement benefits generally are based on pre-existing programs available to broad employee populations and were not the subject of Emerson Committee or Emerson senior management decisions with respect to the Vertiv NEOs for 2015.

Component	Description	Objectives
Annual Cash Compensation

Base Salary	Fixed cash payment	Adjustments reflect individual and Emerson performance

Annual Bonus	Short-term incentive, cash payment	Rewards achievement of annual financial targets and individual performance

Long–Term Equity Compensation

Performance Shares	Stock units that pay out upon achievement of performance targets over long–term performance periods	Supports achievement of Emerson’s longer term financial goal of sustained earnings per share and cash flow growth and aligns executive officer interests with interests of stockholders

Stock Options	Options to purchase shares of stock at grant date market value; vest ratably over 3 years and expire after 10 years	Rewards Emerson stock price appreciation

Restricted Stock	Shares of stock that cliff vest after a 3 – 10 year vesting period and pay dividends	Supports succession planning and retention

Going Forward

It is expected that Vertiv’s executive compensation programs will be similarly designed to ensure a strong linkage between pay and performance and to enable Vertiv to attract and retain the top talent needed to drive long-term success. Vertiv NEO compensation may be tied to company, business unit and individual performance objectives or any combination thereof, and will be aligned with stockholder interests. Total compensation is expected to be targeted to the median range of total compensation provided by comparable companies, with actual compensation dependent on Vertiv and individual performance.

We also expect that a substantial portion of Vertiv NEO compensation will be tied to Company performance, and will reward the Vertiv NEOs for the achievement of financial and operational results aligned with the interests of our stockholders over the long term, thereby discouraging short-term risk-taking. The Vertiv NEOs are expected to receive benefits generally consistent with those offered at Emerson. Executive stock ownership guidelines and clawback and anti-hedging policies are also anticipated to be implemented.

Setting Compensation Levels

Competitive Market Pay Information

In determining total compensation levels and mix for the Vertiv NEOs, the Emerson Committee and Emerson senior management review comparative data provided by Aon Hewitt (“Hewitt”) for cash compensation and by Frederic W. Cook & Co., Inc. (“F.W. Cook”) for long-term compensation. The Hewitt survey is based on companies in the electronics/electrical industry, adjusted for Vertiv revenue levels for the Vertiv NEOs. The F.W. Cook data is based on an F.W. Cook survey of large public companies. In either case, the Emerson compensation philosophy is to target total compensation in the median range of this competitive data for comparable positions, with actual pay delivered dependent on Emerson and individual performance. Equity awards are valued at grant and annualized over their award frequency. This approach is consistent with long-standing Emerson practices.

The Emerson Committee and Emerson senior management (in the case of the Vertiv CEO) and Emerson senior management (in the case of the other Vertiv NEOs) considered the comparator group analyses and other benchmarking data as a frame of reference in making their pay decisions for the Vertiv NEOs. The pay decisions for the Vertiv NEOs are not formulaic, and the Emerson Committee and/or Emerson senior management exercises judgment in setting compensation levels and making awards. This comparator benchmarking analysis is not used to establish performance goals in Emerson’s compensation programs.

Setting Total Compensation

For 2015, the Emerson Committee intended Emerson’s executive officer compensation programs to provide, on average, a compensation opportunity that approximates the median range of compensation at similar companies in the survey groups referenced above. Individual components of compensation may be greater or less than the median, and actual compensation delivered may vary significantly from the target opportunity and the median based on Emerson’s performance and changes in its stock price.

Each year, Emerson senior management meets with Vertiv senior management to evaluate the individual performance and leadership potential of key Vertiv executives, including the Vertiv NEOs. The Emerson CEO uses these performance and leadership evaluations to develop the individual pay recommendations made to the Emerson Committee with respect to the Vertiv CEO. The Vertiv CEO and Emerson senior management use these performance and leadership evaluations to develop the individual pay recommendations made to the Emerson CEO with respect to the other Vertiv NEOs.

The Emerson Committee is provided with a summary of the components of compensation recommended for the Vertiv CEO, and compares those compensation elements to the survey data as a frame of reference in determining the compensation of the Vertiv CEO. The determination of the annual bonus for the Vertiv CEO is discretionary and is not based on pre-established financial targets, but rather on his individual performance and Emerson’s financial results.

The base salaries for the other Vertiv NEOs are determined by the Emerson CEO and the Vertiv CEO, in consultation with other Emerson senior management. The base salary amounts for the other Vertiv NEOs are not reviewed individually by the Emerson Committee, but the Committee does review and approve aggregate compensation changes for all of Emerson’s business unit officers, taken as a whole. The annual bonuses for the other Vertiv NEOs are determined under Emerson’s bonus program for subsidiary and division officers. Under this program, a target bonus amount is set for each Vertiv NEO by the Emerson CEO, in consultation with the Vertiv CEO. The actual bonus payout is a percentage of this target, based on Vertiv’s level of achievement of financial performance targets that are set in advance by the Emerson CEO, in consultation with the Vertiv CEO. The aggregate bonus payout for all Emerson business unit officers is reviewed in the aggregate by the Emerson Committee.

Role of Executive Officers and the Compensation Consultant

Executive Officers

The Emerson CEO reviews recommendations of management and makes recommendations to the Emerson Committee regarding total compensation to be paid to the Vertiv CEO. The Vertiv CEO makes a recommendation to the Emerson CEO regarding total compensation to be paid to the other Vertiv NEOs. Management also develops and presents to the Emerson Committee recommendations for the design of compensation programs.

The Emerson Committee has unrestricted access to management. It may also request the participation of management or the Emerson Committee’s independent consultant at any meeting or executive session. Emerson Committee meetings are regularly attended by the Emerson CEO, by the Vice President-Executive Compensation, who leads some of the discussions regarding Emerson’s compensation programs, and by the Emerson Committee’s independent consultant. The Emerson Committee regularly reports to the Emerson Board on compensation matters.

Compensation Consultant

The Emerson Committee has sole discretion, at Emerson expense, to retain and terminate compensation consultants, independent legal counsel or other advisors, including sole authority to approve the fees and retention terms for such advisors, if it determines the services of such advisors to be necessary or appropriate. Any Emerson Committee member may request the participation of independent advisors at any meeting.

Emerson management engages F.W. Cook to assist Emerson in its executive compensation program design and competitive pay analysis. The Emerson Committee reviews this information in determining compensation for the Vertiv NEOs. Since 2011, the Emerson Committee has engaged Exequity LLP (“Exequity”) as its independent consultant. Exequity reports directly to the Emerson Committee and performs services as directed by it.

Neither Exequity nor F.W. Cook provides any other services to Emerson or Vertiv (other than services related to executive compensation). The Emerson Committee has established practices to ensure any external consultant’s independence, candor, and objectivity. The consultants are engaged by, have their compensation set by, and report directly to the Emerson Committee and meet separately with the Emerson Committee with no members of management present. The Emerson Committee has assessed F.W. Cook’s and Exequity’s independence and is not aware of any conflicts of interest raised by their work.

Going Forward

The Vertiv Committee will establish its own policies and processes for determining and assessing executive compensation. It is anticipated however, that key practices of the Emerson Committee such as benchmarking against a thoughtfully developed peer group, assessing compensation risk, and evaluating the alignment between pay and performance and other success factors for the program will be adopted by the Vertiv Committee.

Emerson has engaged F.W. Cook to assist in designing Vertiv’s anticipated executive compensation program. With the assistance of F.W. Cook, an initial industry peer group will be developed to benchmark compensation. The companies in the peer group are expected to be similar to Vertiv in terms of end markets, complexity, and revenue. Following the Separation, the Vertiv Committee is expected to retain F.W. Cook or another independent consultant to advise it on compensation planning decisions. The Vertiv Committee will adopt a policy to ensure the continuing independence of such consultant and the consultant’s accountability to the Vertiv Committee.

It is also expected that the Vertiv Committee will rely, where appropriate, on the input and assistance of the Vertiv NEOs.

2015 Direct Compensation Components

For all the Vertiv NEOs, the Emerson Committee made the annual pay decisions for each of the compensation components as outlined below.

Annual Cash Compensation

The Emerson Committee and Emerson senior management target total annual cash compensation in the median range of market total cash compensation, while placing more emphasis on performance based annual cash bonus than on base salary.

Base salary: For all the Vertiv NEOs, base salary increases (if any) are awarded after reviewing Emerson’s and Vertiv’s financial performance, individual performance, and competitive market compensation, as described above under “—Setting Total Compensation.” The base salary amounts set forth below were in recognition of Emerson’s and Vertiv’s performance and the individual responsibilities, performance and potential of each Vertiv NEO. The Emerson Committee and Emerson senior management also considered survey data regarding predicted merit increases, without promotions, which were consistent with the determinations made by the Emerson Committee and Emerson senior management for the Vertiv NEOs. The 2015 base salary for each of the Vertiv NEOs and the increase from 2014 are as follows: Mr. Barbour-$[●] ([●] percent increase); Mr. Dean-$[●] ([●] percent increase); and Mr. Liang-$[●] ([●] percent increase).

Annual bonus: The determination of the individual bonus amount for Mr. Barbour for 2015 was subject to the discretion of the Emerson Committee, but was based on his individual performance and Emerson’s financial results. The Emerson Committee did not assign individual weightings to any of these factors, but rather used them collectively to determine Mr. Barbour’s bonus amount of $[●] for 2015.

The annual bonuses for the other Vertiv NEOs were determined under Emerson’s bonus program for subsidiary and division officers. Under this program, a target bonus amount was set for each Vertiv NEO by the Emerson CEO, in consultation with the Vertiv CEO and the Emerson Committee. The actual bonus payout was a percentage of this target amount, based on Vertiv’s level of achievement of the financial performance targets that were set in advance by the Emerson CEO, in consultation with the Vertiv CEO. For 2015, the annual bonus payouts to the other Vertiv NEOs were as follows: Mr. Dean-$[●] and Mr. Liang-$[●].

Long-Term Stock Compensation

The Emerson Committee may make long-term stock compensation awards to Emerson executives, including the Vertiv NEOs. Executives participate in these programs based on their: (1) ability to make a significant contribution to Emerson’s financial results, (2) level of responsibility, (3) performance and (4) leadership potential. No executive is entitled to participate automatically based on title, position or salary level. Emerson requires participants to accept confidentiality, non-competition and non-solicitation obligations. In general, Emerson targets long-term stock compensation in the median range of market long-term compensation, with more emphasis on performance based equity compensation.

Emerson’s long-term stock compensation consists of three programs: performance shares, stock options and restricted stock. In addition to providing market compensation, these programs allow Emerson to reward individuals who most directly drive its performance, to promote outstanding Emerson and individual performance, and to align the interests of Emerson executives with the interests of its stockholders. Emerson allocates the largest portion to performance shares, which are the primary incentive for delivery of superior longer-term financial performance, with a small portion allocated to stock options and the remainder through the selective use of restricted stock.

For purposes of its compensation analysis, the Emerson Committee and Emerson senior management considers values of these awards based on the fair value at grant annualized over the three-year award cycle for performance shares and options and over the applicable vesting period for restricted stock, because the values are consistent with competitive data considered by the Emerson Committee and Emerson senior management. These estimates do not necessarily correspond to, and are not a substitute for, the values described for the awards in the Summary Compensation Table or in the tables that follow it.

Performance Shares Program

The Emerson performance shares program is the primary element of long-term stock compensation for the Vertiv NEOs. This plan is the linchpin of Emerson’s pay-for-performance philosophy and is used to align the interests of participants and stockholders, and for retention and succession purposes. Long-term performance is not consistently achieved by a few dramatic accomplishments, but by rigorous, focused and dedicated effort to execute the business plan throughout every phase of the performance period. This program reinforces Emerson’s primary long-term financial objective, enhancing stockholder value. Awards of performance shares are made to those individuals who can most directly influence Emerson’s long-term success. The long-term stock compensation opportunities for Emerson’s senior executives, including the Vertiv NEOs, are heavily weighted towards performance shares.

2013 Performance Shares Program

The 2013 performance shares program began in 2013. For the 2013 program, the Emerson Committee utilized two performance measures – earnings per share and free cash flow (operating cash flow less capital expenditures). The free cash flow measure emphasizes the importance of free cash flow to Emerson’s ability to return value to stockholders through dividends, which have increased for 59 consecutive years, and share repurchase. For both measures, the Emerson Committee determined to use an international benchmark – nominal G7 gross domestic product (G7 GDP) – as the basis for evaluating performance. This international benchmark reflects Emerson’s global reach and focus.

Payout of the awarded performance share units is weighted 60 percent to the earnings per share target and 40 percent to the free cash flow target. Participants can earn up to 125 percent of the earnings per share component and 100 percent of the free cash flow component. As a result, the maximum payout is 115 percent of the awarded performance share units. The payout is made primarily in common stock, with a portion paid in cash to cover tax obligations of participants. Payment of 60 percent of any earned units will be made at the end of the four year performance period, with the remaining 40 percent paid one year later subject to continued service. Dividend equivalents are paid on 40 percent of the award during the performance period, and on 40 percent of the earned award during the one year holdback period.

The four year performance period for the 2013 program ends on September 30, 2016. Achievement of the earnings per share target is determined by measuring Emerson’s 2016 earnings per share as a percentage of the target. The target is Emerson’s 2012 earnings per share, after adding back the impact of the 2012 noncash goodwill charge, multiplied by the compound average annual growth rate in G7 GDP plus three percentage points over the four-year performance period. Adding back the impact of the goodwill charge results in a higher earnings per share target for the 2013 program. Emerson targets above-market growth in earnings per share over the long-term performance period because it believes this focus drives participants to produce superior financial returns for Emerson’s stockholders.

Achievement of the free cash flow target is determined by measuring Emerson’s cumulative total free cash flow over the performance period as a percentage of the target, not to exceed 100 percent. The target is the sum of the free cash flow target amounts for each year of the performance period. The free cash flow target for each year is determined by multiplying that year’s annual growth rate in G7 GDP plus three percentage points by the prior year target amount, beginning with Emerson’s actual 2012 free cash flow.

In anticipation of the Separation, no new performance shares awards were made to the Vertiv NEOs under the new 2016 performance shares program. Outstanding performance share awards under the 2013 performance shares program are set forth in the Outstanding Equity Awards at Fiscal Year-End table.

Portfolio Repositioning Adjustments

Pursuant to the terms of the stockholder-approved 2006 Incentive Shares Plan, the Emerson Committee may include or exclude from both targets and actual results specified items of an unusual, non-recurring or extraordinary nature.

If, as is contemplated, the Separation of Vertiv and the other portfolio repositioning actions being undertaken by Emerson occur prior to the payout of awards under the 2013 performance shares program, then, as required by Emerson’s 2006 Incentive Shares Plan, Emerson’s earnings per share and free cash flow targets and results will be appropriately adjusted to reflect the Separation of Vertiv and the other divestitures by removing the financial results of Vertiv and the other divested businesses, as well as any related costs, from those measures, for purposes of determining the earned award under the 2013 performance shares program.

Similarly, in order to preserve the value of the awards in light of the change in value of Emerson stock resulting from the Separation, the Emerson Committee will appropriately increase the number of Emerson shares subject to each performance shares award, as required pursuant to the stockholder-approved 2006 Incentive Shares Plan.

With regard to the 60 percent portion of the earned 2013 performance share awards, the Vertiv NEOs will receive payout after the Emerson Committee determines the amount of the earned award (such determination is expected to be made in November 2016). The payout will be made at the normal time for such payouts to continuing Emerson employees and will be paid in the form of Emerson stock, cash or a combination of both. With regard to the 40 percent holdback portion of the earned 2013 performance share awards, Emerson expects that the earned amount will be paid to the Vertiv NEOs after one additional year, pursuant to the normal payment cycle for continuing employees of Emerson. The amount of this 40 percent portion will be determined on the date on which the payment relating to the 60 percent portion of the 2013 performance share awards is made. The payment will be made in the form of Emerson stock, Vertiv stock, cash or a combination thereof.

Stock Options Program: Emerson’s stock option awards provide long-term focus and are the primary form of long-term stock compensation for a broader group of key employees. Emerson stock option awards are granted with an exercise price that is no less than fair market value of a share on the date of grant and generally vest ratably over a three year period. Emerson does not pay dividend equivalents on stock options and does not “reprice” options. No stock option awards were made to the Vertiv NEOs in 2015. When the Separation occurs, the Committee anticipates proportionately adjusting both the exercise price and number of underlying shares for the awards to reflect the Separation in a manner that preserves the spread value of the option awards, as required pursuant to the stockholder-approved option plans. Any unvested options owned by Vertiv NEOs on the Distribution Date will immediately vest, and the Vertiv NEOs will have 90 days from the Distribution Date to exercise any options (or until the earlier expiration date of the options).

Restricted Stock Program: Emerson’s restricted stock program is designed to retain key executives and future leaders of Emerson, and participation in the program is highly selective. The Emerson Committee views this program as an important management succession planning and retention tool. The objective is to lock in top executives and their potential replacements identified through the succession planning process. Restricted stock, along with stock options, supplement performance shares to achieve the target of long-term compensation in the median range of market compensation, and in some cases may provide compensation above the median range. Restricted stock provides participants with dividends and voting rights beginning on the award date. Holders of restricted stock, like other stockholders, would be entitled to the distribution of Vertiv shares in the Distribution. There is no set frequency of restricted stock awards, and they are granted with long-term cliff vesting periods of up to 10 years and no less than three years.

Alignment with Stockholder Interests

Emerson believes its balanced executive compensation program, coupled with its stock ownership guidelines and anti-hedging and “clawback” policies, aligns the interests of its executives with stockholders by encouraging long-term superior performance, without encouraging excessive or unnecessary risk taking.

Emerson’s long-standing compensation philosophy is a key component of its history of sustainable growth, which demonstrates an alignment of the interests of participants and stockholders and rewards each with increased value over the long term. Emerson’s compensation for its senior management is primarily based on performance over a long-term period. Under the performance shares program, earnings per share and free cash flow performance over a minimum of a three-year performance period is required to earn compensation, which drives long-term decision making, discourages adverse risk taking that may occur due to year-over-year performance measurements, and rewards for growth over the long term. Emerson’s restricted stock awards have long vesting terms, up to 10 years cliff vesting, that reward participants for increased value over the vesting terms.

Emerson’s executive stock ownership guidelines provide that the Emerson CEO should generally hold Emerson stock, including share equivalents and shares in retirement accounts and restricted stock, equal to at least five times base salary. For the Emerson Chief Financial Officer the amount is three times, and for other Emerson NEOs the amount is one times. Emerson NEOs generally have five years from the date of becoming named executive officers to meet the guidelines. While Emerson does not have a specific policy regarding a holding period for equity awards, Emerson’s stock trading policy requires elected Emerson officers to obtain written permission from the Emerson CEO and one other senior executive before engaging in transactions in Emerson stock. This has resulted in significant long-term stock ownership by our executives.

Emerson’s clawback and anti-hedging policies further align the interests of Emerson’s executives with the interests of stockholders. Under the clawback policy, the Emerson Board may in certain cases reduce or cancel, or require recovery of, any executive officer’s annual bonus or long-term incentive compensation award, or portions thereof, if the Board determines that such award should be adjusted because that executive officer has engaged in intentional misconduct that has led to a material restatement of Emerson’s financial statements. Under Emerson’s anti-hedging policy, Emerson executives (as well as Directors) are prohibited from engaging in the following transactions (which could hedge or offset decreases in the market value of Emerson’s common stock):

short selling, put or call options, forward sale or purchase contracts, equity swaps and exchange funds. Emerson also has a policy prohibiting future pledging of company shares as collateral for a loan by any Directors or elected officers.

It is anticipated that Vertiv will adopt similar stock ownership, clawback, anti-hedging and pledging policies after the Separation that will be applicable to Vertiv executive officers.

Severance, Executive Termination, Retirement and Change in Control

Emerson does not have employment, severance, change in control or similar agreements with the Vertiv NEOs at this time (though, as noted above, as part of the Separation process, Emerson has entered into Completion Letters and Special Cash Award Agreements with each of the Vertiv NEOs). Vertiv may enter into change in control agreements with certain Vertiv employees in connection with the Separation that would be triggered upon a change in control of Vertiv.

The terms of all Emerson executive terminations and retirements are determined individually based on specific facts and circumstances at the time of such events, and not on formulaic rules, and are approved by the Emerson Committee or Emerson senior management. Emerson follows these general principles:

•	Emerson does not pay lump sum, non-forfeitable cash severance payments.

•	Departing executives sign extended non-competition, non-solicitation and confidentiality agreements, or reaffirm existing agreements on these matters.

•	As permitted under stockholder-approved plans, departing plan participants, including the Vertiv NEOs, may have additional time to exercise stock options. However, the additional time cannot exceed the time permitted in the original grants.

•	The Emerson Committee or Emerson senior management may also allow continuation (without accelerated vesting) of previously granted long-term performance shares or restricted stock awards, which would be paid if and when Emerson achieves specified performance targets or time vesting requirements are met.

•	Executives forfeit these awards if they breach their non-competition, non-solicitation or confidentiality agreements.

Emerson has adopted an Executive Officer Severance Policy, reflecting these principles. The Executive Officer Severance Policy also provides that Emerson will not implement individual severance or change of control agreements providing certain benefits (as described in the Policy) to any of the Emerson NEOs in excess of 2.99 times the sum of the officer’s then current base salary and most recently earned cash bonus without stockholder ratification. The Executive Officer Severance Policy can be found on the Emerson website at www.Emerson.com, Investor Relations, Corporate Governance.

Other Benefits

The Vertiv NEOs are eligible for medical, life and disability insurance, and other Emerson-provided benefits that are generally available to all other employees, including Emerson’s charitable matching gifts program. Retirement plans for U.S. employees may be qualified defined-benefit pension plans, 401(k) plans and/or profit-sharing plans as determined by each business unit’s competitive market. Emerson maintains a defined-benefit pension plan for a majority of U.S. employees. The following benefits are available to some or all of the Vertiv NEOs:

•

A qualified 401(k) savings plan and/or profit sharing plan which allows executives to defer a portion of their cash compensation and receive an Emerson matching contribution, ranging from [●] to [●] of cash compensation, and/or an Emerson profit sharing contribution based on the performance of the applicable Emerson business unit sponsoring the profit-sharing plan. Mr. Liang participates in a similar defined contribution plan available to him pursuant to Hong Kong law to which Mr. Liang and Emerson make contributions in accordance with the terms of the plan.

•	A qualified defined-benefit pension plan.

•	Term life insurance coverage.

•	A voluntary annual physical paid for by the Company.

•	With respect to Mr. Barbour only, a nonqualified savings plan which allows participating executives to defer up to 20 percent of their cash compensation and continue to receive the Company match after they reach the Internal Revenue Service (“IRS”) qualified plan limits.

Mr. Liang receives various benefits in connection with his expatriate assignment in Hong Kong, including a housing allowance, compensation for trips back to the United States for Mr. Liang and his family, tax equalization payments and education assistance.

Emerson provides its executives, including the Vertiv NEOs, with leased cars, which are an important recruiting and retention tool; club memberships, which allow our executives to conduct business in a more informal environment; and financial planning, which allows our executives to focus more on business responsibilities. These are long-standing benefits, which assist in retaining and attracting executives and which we believe are similar to those often provided to executives at other similarly sized companies. Emerson executives, including the Vertiv NEOs, and other employees may receive Emerson tickets for sporting or other events. Emerson senior management reviews these executive benefits annually. For additional information regarding such benefits, see “—Summary Compensation Table” below. Emerson does not provide any reimbursement for taxes on benefits provided to its named executive officers.

Regulatory Considerations

Section 162(m) of the Code imposes a $1 million limit on the amount that Emerson, as a public company, may deduct for compensation paid to the Emerson CEO or the other Emerson NEOs, other than the Emerson Chief Financial Officer, who are employed as of the end of the fiscal year. This limitation did not apply to any of the Vertiv NEOs in 2015. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualified performance based compensation” (i.e., compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria approved by stockholders). Emerson’s incentive compensation plans are designed to qualify under Section 162(m) to ensure tax deductibility. However, time-based restricted stock awards do not qualify under Section 162(m), and the Emerson Committee retains the flexibility to design and administer compensation programs that are in the best interests of Emerson and its stockholders and that do not qualify under Section 162(m).

Emerson has also adopted amendments to its compensation plans to comply with the requirements of Section 409A of the Code, which requires that nonqualified deferred compensation arrangements must meet specific requirements. In addition, in accordance with FASB ASC Topic 718, for financial statement purposes, Emerson expenses all equity-based awards over the period earned based upon their estimated grant date fair value, or subsequently, depending on the terms of the award. FASB ASC Topic 718 has not resulted in any significant changes in Emerson’s compensation program design.

Equity Compensation Grant Practices

The Emerson Committee approves all grants of equity compensation, including performance shares, stock options and restricted stock, to the Vertiv NEOs. All elements of executive compensation are reviewed by the

Committee annually at its October or November meetings. Emerson’s awards of performance shares, stock options and restricted stock are generally made at those meetings, but may be made at other meetings of the Emerson Committee. The Emerson Committee meeting date, or the next business day if the meeting falls on a non-business day, is the grant date for stock option, performance share and restricted stock awards. Emerson may also make awards of stock options in connection with acquisitions or promotions, or for retention purposes.

Going Forward

Following the Separation, the Vertiv Committee is expected to implement appropriate benefits for the Vertiv NEOs that are consistent with market practices and part of a competitive compensation program. It is also expected that the Vertiv Committee will adopt stock ownership, anti-hedging and pledging and clawback policies that are consistent with Emerson policies and customary governance practices, compensation programs taking in consideration the provisions of Sections 162(m) and 409A of the Code and equity compensation practices consistent with those used by Emerson.

Compensation of Named Executive Officers

The following tables provide information about the compensation of the Vertiv NEOs for 2015. Vertiv has not yet appointed a Chief Financial Officer and therefore no information with respect to the Chief Financial Officer is provided.

Summary Compensation Table

The following information relates to compensation received or earned by the Vertiv NEOs for 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
D. S. Barbour – President and Chief Executive Officer	2015
M. S. Dean – Vice President and General Counsel	2015
S. J. Liang – Group Vice President, Global Telecommunications and Asia Pacific	2015

(1)	Represent bonus amounts paid after the end of the fiscal year with respect to that fiscal year’s performance. For Mr. Barbour, the bonus amount was discretionary and determined by the Emerson Committee. For the other Vertiv NEOs, the annual bonus amount was determined under the bonus program for subsidiary and division officers based on Vertiv’s level of achievement of financial performance targets that were set in advance by the Emerson CEO, in consultation with Mr. Barbour, and approved by the Emerson Committee.

(2)	Based on Emerson’s prior three-year award cycle for performance shares and options awards, no options or performance shares were awarded to the Vertiv NEOs in 2015 or thereafter. Performance shares awards would have been made to the Vertiv NEOs in October 2016 under Emerson’s normal award cycle, but were not made to Vertiv employees due to the pending Separation.

(3)	Includes the aggregate change in the actuarial present value of the Vertiv NEOs’ accumulated benefits under Emerson’s defined benefit pension plans. No changes were made in the method of calculating plan benefits for the Vertiv NEOs.

(4)	Includes the following amounts for 2015:

Name	Executive Benefits (a)	Savings Plan (b)	Life Insurance (c)	Charitable Match (d)	Other (e)	Total (f)
D. S. Barbour
M. S. Dean
S. J. Liang

(a)	The executive benefits provided are: tax and financial planning, leased car, club fees, annual physical and tickets for sporting or other events.

(b)	Contributions by Emerson for the Vertiv NEOs to Emerson savings and/or profit sharing plans , or with respect to Mr. Liang, a Hong Kong statutory plan.

(c)	Premiums paid by Emerson on behalf of the Vertiv NEOs for term life insurance.

(d)	Matching contributions under Emerson’s charitable matching gifts program, which matches charitable gifts of up to $10,000 for all employees of Emerson.

(e)	Represents payments in April 2015 under a special retention award made to Mr. Barbour-$[●]; Mr. Dean-$[●]; and Mr. Liang-$[●] in October 2013. Messrs. Barbour and Liang received the same amount in January 2016 reflecting the second half of their retention awards. The award required continuous employment through the payment dates and contains a clawback provision that may require any payments to be returned if the recipient terminates employment for any reason within one year after such payments are made. The award is subject to non-competition and non-solicitation provisions. Also includes for Mr. Liang the following amounts related to his expatriate assignment in Hong Kong: housing allowance-$[●]; travel-$[●]; tax equalization-$[●]; and education assistance-$[●].

(f)	None of these amounts was grossed up for taxes.

Grants of Plan-Based Awards

Based on Emerson’s prior three-year award cycle for performance shares and options awards, no grants of equity incentive plan awards were made to the Vertiv NEOs in 2015, and no such awards have been made in 2016.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Threshold ($)	Target ($)	Maximum ($)
M. S. Dean			(1)
		(2)	(2)	(2)
S. J. Liang			(1)
		(2)	(2)	(2)

(1)	Represents the bonuses payable to Messrs. Dean and Liang under their Completion Letters upon completion of the Separation. For additional information, see “—Individual Agreements” below.

(2)	Represents the threshold, target and maximum amounts of the annual bonuses that Messrs. Dean and Liang were eligible to earn for 2015 under Emerson’s bonus program for subsidiary and division officers. For the actual amounts of the bonuses that they earned for 2015, see the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on the holdings of stock options, performance shares and restricted stock by the Vertiv NEOs at the end of 2015. This table includes unexercised stock options, unvested restricted stock and performance shares with performance conditions or service requirements that had not yet been satisfied.

	Option Awards						Stock Awards
Name	Date of Award	Numbers of Securities Underlying Unexercised Options (#) Exercisable (1)	Numbers of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Date of Award	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
D. S. Barbour				(2)			(3)	(3)
M. S. Dean				(2)			(3)	(3)
S. J. Liang				(2)			(3)	(3)

(1)	Consists of stock options granted under Emerson’s stock option plans.

(2)	The options become exercisable in three equal annual installments beginning one year after the date of grant.

(3)	Consists of restricted stock for each of the Vertiv NEOs, which vests as follows:

Name	Number of Shares	Vesting Term (in years)	Grant Date	Vesting Date
D. S. Barbour
S. J. Liang

(4)	Based on the closing market price of Emerson common stock of $44.17 on September 30, 2015.

(5)	Consists of performance share awards under the 2013 performance shares program (under Emerson’s 2006 Incentive Shares Plan), which are subject to the achievement of the financial target for the performance period ending September 30, 2016. The target number of shares that can be earned under these awards is shown in this column. Participants can earn up to 115 percent of the target. Under the 2013 performance shares program and pursuant to the terms of the Separation, the Vertiv NEOs will receive 60 percent of any earned performance share units at the end of the four-year performance period, at the normal time for payouts to continuing Emerson employees in the form of Emerson stock, cash or a combination. Emerson expects that the remaining 40 percent will be paid after one additional year, pursuant to the normal payment cycle for continuing employees, in the form of Emerson stock, Vertiv stock, cash or a combination, based on the value of the earned 40 percent portion of the award as of the time of payment of the 60 percent portion. See “—Performance Shares Program” above for additional information regarding the program and additional detail on performance shares.

Option Exercises and Stock Vested

In 2015, none of the Vertiv NEOs exercised any stock options or became vested in any stock awards.

Pension Plans

Below is information on the pension benefits for Mr. Barbour under the Emerson Electric Co. Retirement Plan (the “Emerson Retirement Plan”). The other Vertiv NEOs do not participate in a pension plan.

The Emerson Retirement Plan is a tax-qualified retirement program that covered approximately 65,000 participants as of September 30, 2015. The plan provides benefits based primarily on a formula that considers the highest consecutive five-year average of the employee’s annual cash earnings (final average earnings). Earnings for this plan include base salary plus bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($260,000 for 2015).

The formula provides an annual benefit accrual for each year of service of 1.0 percent of final average earnings up to “covered compensation” and 1.5 percent of final average earnings in excess of “covered compensation,” limited to 35 years of service. When the employee has attained 35 years of service, the annual accrual is 1.0 percent of final average earnings. “Covered compensation” is based on the average of Social Security taxable wage bases, and varies per individual based on Social Security retirement age. A portion of the accrued benefits payable from the Emerson Retirement Plan for Mr. Barbour includes a benefit determined under a different but lesser pension formula for a period of prior service at another business unit.

The accumulated benefit that an employee earns over his or her career with Emerson is payable upon retirement on the basis of an annuity on a monthly basis for life with a guaranteed minimum term of five years. The normal retirement age is defined for this plan as 65. Employees are eligible to retire early under the plan once they have attained age 55 and 10 years of service. In the event the employee retires before normal retirement age, the accrued benefit is reduced for the number of years prior to age 65 that the benefit commences (4 percent for each of the first 5 years that retirement precedes age 65, and 5 percent for each additional year). Employees vest in their accrued benefit after 5 years of service. The Emerson Retirement Plan provides for spousal joint and survivor annuity options. No employee contributions are required.

Benefits under the Emerson Retirement Plan are subject to the limitations imposed under Section 415 of the Code (which in 2015 was $210,000 per year for a single life annuity payable at an IRS-prescribed retirement age). This ceiling may be actuarially adjusted in accordance with IRS rules for items such as other forms of distribution and different annuity starting dates.

The amounts reported in the table below equal the present value of the accumulated benefit at September 30, 2015 for Mr. Barbour under the plan based upon the assumptions described in footnote 2.

2015 Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
D. S. Barbour

(1)	The number of years of service credited is computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to Emerson’s financial statements for the last completed fiscal year. Mr. Barbour has 27 years of credited service.

(2)	The accumulated benefit is based on service and earnings (as described above) for the period through September 30, 2015. The present value has been calculated assuming the accumulated benefit as of September 30, 2015 commences at age 65 under the stated form of annuity. Except for the assumption that the executives remain in service and retire at age 65, the present value is based on the assumptions described in Note 10 to Emerson’s 2015 financial statements in Emerson’s Annual Report on Form 10-K. Specifically, the interest assumption is 4.35 percent and the post-retirement mortality assumption is based on the RP-2014 Mortality Table with future mortality improvements.

Nonqualified Deferred Compensation

Mr. Barbour participates in the Emerson Electric Co. Savings Investment Restoration Plan (the “Savings Investment Restoration Plan”), which is a nonqualified, unfunded defined contribution plan. The other Vertiv NEOs do not participate in any nonqualified deferred compensation plans.

The Savings Investment Restoration Plan provides participants with benefits that would have been provided under the Emerson Electric Co. Employee Savings Investment Plan, Emerson’s qualified 401(k) plan (the “ESIP”), but could not be provided due to qualified plan compensation limits under the Code.

Participants in the Savings Investment Restoration Plan are designated by the Emerson Committee. Under the plan, participants may elect to defer up to 20 percent of compensation, and Emerson makes matching contributions for participants who elect to defer at least 5 percent of compensation in an amount equal to 50 percent of the first 5 percent of those deferrals (but not to exceed 2.5 percent of compensation less the maximum matching amount the participant could have received under the ESIP). Compensation generally includes cash pay (base salary plus annual cash bonus) received by a participant, including employee ESIP contributions, and excludes any reimbursements, payments under incentive shares plans, stock option gains, any other stock-based awards and any severance payments. Amounts deferred under the plan (which are 100 percent vested) will be credited with returns based on the same investment alternatives selected by the participant under the ESIP, which include an Emerson common stock fund and more than 20 other mutual fund investment alternatives. Emerson matching contributions vest 20 percent each year for the first five years of service, after which the participant is 100 percent vested. The matching contributions are credited to a book-entry account reflecting units equivalent to Emerson stock. There are no “above-market earnings” as all earnings are market-based consistent with the investment funds elected. All deferred amounts and Emerson matching contributions are accounted for on Emerson’s financial statements and are unfunded obligations of Emerson which are paid in cash when benefit payments commence.

Generally, distribution of vested account balances occurs no later than one year following termination of employment in a lump sum. Upon retirement, or in other certain instances, participants may receive their account balances in up to 10 equal annual installments, if previously elected. Unvested matching contributions will be fully vested in the event of (i) retirement with the approval of the Emerson Committee at or after the age of 55,

(ii) death or disability, (iii) termination of the plan, or (iv) a change of control of Emerson. All or a portion of any participant’s vested account balance may be distributed earlier in the event of an unforeseeable emergency, if approved by the Emerson Committee.

2015 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
D. S. Barbour

(1)	Includes amounts contributed by Mr. Barbour and by Emerson, respectively, to the Savings Investment Restoration Plan. Executive and Company contributions in the last fiscal year have been included in the Salary and All Other Compensation columns, respectively, of the Summary Compensation Table.

(2)	Aggregate earnings under the plan are not above-market and are not included in the Summary Compensation Table.

Individual Agreements

None of the Vertiv NEOs has an employment agreement with Emerson. In anticipation of the Separation, Emerson entered into a Completion Letter and a Special Cash Award Agreement with each Vertiv NEO. The Completion Letters with Messrs. Dean and Liang were entered into in 2015, and the Completion Letter with Mr. Barbour and each of the Special Cash Award Agreements were entered into in 2016.

Completion Letters. The Completion Letters provide for the treatment of annual bonus amounts and outstanding equity awards after completion of the Separation for each of the Vertiv NEOs, in each case provided the executive remains employed by Emerson through such completion, as follows:

•	Earned bonus payable by Vertiv for the fiscal year in which the Separation is completed (pro-rated, for Mr. Barbour), pursuant to the terms of the applicable bonus plans and at the time such bonus would regularly be paid;

•	Vesting of his unvested stock options, which would remain exercisable for a period of 90 days after completion of the Separation (unless they would have expired at an earlier date according to their terms);

•	Eligibility to receive the full value of his earned performance shares under the 2013 performance shares program in the form of Emerson stock, cash or a combination, as determined by the Emerson Committee and subject to the terms and conditions of the program and paid at the times awards are otherwise paid out to continuing Emerson employees; and

•	Eligibility to receive a pro rata payout of any outstanding restricted stock awards, subject to the minimum three year holding period prior to vesting under the applicable plan.

The Completion Letters also provide for payment of a cash bonus to Mr. Dean ($[●]) and Mr. Liang ($[●]) upon completion of the Separation, provided the executive remains employed by Emerson through such completion or is earlier terminated by Emerson without “cause” (as defined in the letters). The Completion Letter with Mr. Barbour does not provide for such a completion bonus.

Special Cash Award Agreements. The Special Cash Award Agreements provide for a cash payment to each Vertiv NEO to be paid on December 31, 2016 (or the completion of the Separation, if earlier) in the following amounts: Mr. Barbour-$[●]; Mr. Dean-$[●]; and Mr. Liang-$[●]. If, however, on December 31, 2016 the Separation is pending, payment will be delayed until the completion of the Separation. In exchange for the Special Cash Award Agreements, the Vertiv NEOs have agreed to additional non-competition and non-solicitation obligations. All liability under the Special Cash Award Agreements will be borne by Emerson.

Equity Compensation Plans

It is expected that Vertiv will adopt equity compensation plans with a similar structure and on similar terms to the existing Emerson equity compensation plans.

Potential Payments on Termination or Change in Control

This section describes and quantifies the payments and benefits to which the Vertiv NEOs would have been entitled had their employment terminated under specified circumstances or had a change in control of Vertiv occurred, in either case on September 30, 2015, including the following:

•	Payments and benefits that would have been made or provided on such terminations under Emerson’s compensation plans and arrangements on the same basis as for all participants in such plans and arrangements; and

•	Payments and benefits that would have been made or provided on such terminations or on the completion of the Separation under the Completion Letters with Messrs. Dean and Liang described above.

This section does not describe payments and benefits made or provided on a change in control under Emerson’s compensation plans and arrangements in which the Vertiv NEOs participate (other than the Completion Letters with Messrs. Dean and Liang), as the completion of the Separation would not constitute a change in control under such plans and arrangements. This section also does not describe the payments and benefits made or provided under the Completion Letter with Mr. Barbour or the Special Cash Award Agreements, as they were not in effect on September 30, 2015. For additional information about the Completion Letters and Special Cash Award Agreements, see above under “—Individual Agreements.”

Any such payments or benefits that a Vertiv NEO has elected to defer would be provided in accordance with the requirements of 409A of the Code. Payments or benefits under other plans and arrangements that are generally available to Emerson’s employees on similar terms are not described.

Conditions and Obligations Applicable to Receipt of Termination Payments

In the event of any termination, all executives who hold stock options, performance shares or restricted stock have the following obligations to the Company:

Stock Options: Vertiv NEOs awarded stock options are obligated to maintain the confidentiality of Emerson information, to assign to Emerson intellectual property rights, and, during and for one year after termination of employment, not to compete with, or solicit the employees of, Emerson.

Performance Shares and Restricted Stock: Vertiv NEOs awarded performance shares or restricted stock are obligated not to compete with, or solicit the employees of, Emerson during and for two years after termination of employment.

Additionally, upon retirement and involuntary termination, executive officers generally execute letter agreements reaffirming their applicable confidentiality, non-competition and non-solicitation obligations and may enter into extended non-competition agreements with Emerson.

Payments Made Upon Retirement

Upon retirement, Emerson’s compensation plans and arrangements provide as follows:

•	The Emerson Committee has the discretion to determine whether any annual cash bonus award, or any part of it, would be paid, subject to satisfaction of pre-established performance conditions;

•	Upon retirement (as determined by the Emerson Committee), all unvested stock options held for at least 12 months before retirement would vest, and all unexercised options could be exercised for a period of up to five years after retirement, but no longer than the original option term;

•	Upon retirement at or after age 65, the Vertiv NEOs would receive a prorated payout of performance shares, as reasonably determined by the Emerson Committee, subject to satisfaction of pre-established performance conditions, to be paid after the end of the applicable performance period. Before age 65, the Emerson Committee has the discretion to determine whether the Vertiv NEOs would receive a prorated, other or no payout of performance shares, which payout would be made after the performance period, subject to the satisfaction of performance conditions;

•	The Emerson Committee has the discretion to determine whether to allow the Vertiv NEOs to continue to vest in restricted stock following retirement, or to reduce the vesting period (to not less than three years); and

•	If not previously vested, the Vertiv NEOs would be vested in Emerson contributions to his Savings Investment Restoration Plan account if retirement occurs with the approval of the Emerson Committee at or after age 55.

Payments Made Upon Death or Disability

Upon death or total disability, Emerson’s compensation plans and arrangements provide as follows:

•	The Emerson Committee has the discretion to determine whether any annual cash bonus award, or any part of it, would be paid, subject to satisfaction of pre-established performance conditions;

•	All unvested stock options would vest immediately, and all unexercised options could be exercised for a period of up to one year after death, but no longer than the original option term. Upon termination due to disability, the Vertiv NEO generally would have up to one year, but no longer than the original option term, to exercise any previously vested options (no accelerated vesting). For stock options granted under the 2011 Stock Option Plan, upon termination due to disability, all unvested stock options would immediately vest and be exercisable for a period of up to one year, but no longer than the original option term;

•	The Emerson Committee has the discretion to determine whether the Vertiv NEO would receive full, partial or no payout of performance shares, subject to satisfaction of pre-established performance conditions;

•	Awards of restricted stock would be prorated for the period of service during the restriction period and distributed free of restriction at the end of the vesting period, and the Emerson Committee has the discretion to determine whether to reduce the vesting period to not less than three years;

•	If not previously vested, the Vertiv NEO would be vested in Emerson contributions to his Savings Investment Restoration Plan account; and

•	Upon a Vertiv NEO’s death, the beneficiaries would receive proceeds from term life insurance provided by Emerson.

Payments Made Upon Other Terminations

If a Vertiv NEO’s employment terminates for a reason other than as described above (i.e., voluntary termination, termination for cause or involuntary termination), he would only receive:

•	For Mr. Barbour, payment of the vested portion of his Savings Investment Restoration Plan account, which payment would be made after termination, in a single lump sum.

•	For each of Messrs. Liang and Dean, had his employment been terminated by Emerson without “cause” (as defined in the letters), he would have remained entitled to the cash bonus payable under his Completion Letter on the completion of the Separation.

Payments Made Upon Completion of the Separation

Had the Separation been completed on September 30, 2015, Messrs. Liang and Dean each would have been entitled to the payments and benefits provided under his Completion Letter. The Vertiv NEOs would not have been entitled to any other payments or benefits had the Separation been completed on September 30, 2015.

Discretionary Payments

Under Emerson’s compensation plans and arrangements, the Emerson Committee may also, in its discretion, determine whether any of the additional payments or benefits described below would be paid to the Vertiv NEO. However, this exercise of discretion is unlikely to result in the payment of any additional benefits in the case of voluntary termination or termination for cause.

•	The Emerson Committee has the discretion to determine whether any annual cash bonus award, or any part of it, would be paid, subject to satisfaction of pre-established performance conditions;

•	If termination occurs with Emerson consent, the Emerson Committee may permit the Vertiv NEO to have up to three months after termination, but no longer than the original option term, to exercise any previously vested stock options;

•	The Vertiv Committee has the discretion to determine whether the Vertiv NEO would receive full, partial or no payout of performance shares, subject to satisfaction of pre-established performance conditions; and

•	The Emerson Committee has the discretion to determine whether to allow the Vertiv NEO to continue to vest in restricted stock following termination, or to reduce the vesting period (to not less than three years).

The estimated amounts of the foregoing benefits, based on certain assumptions regarding the exercise of the Emerson Committee’s authority, are identified in the tables below.

Quantification of Payments and Benefits

The following tables quantify the potential payments and benefits upon termination for each of the Vertiv NEOs, assuming the Vertiv NEO’s employment terminated or the Separation were completed, in either case on September 30, 2015, given the Vertiv NEO’s compensation and service level as of that date and, if applicable, based on Emerson’s closing stock price of $44.17 on that date. Other assumptions made with respect to specific payments or benefits are set forth in applicable footnotes to the tables. Due to the number of factors that affect the nature and amount of any payments or benefits provided upon a termination, including, but not limited to, the date of any such event, Emerson’s stock price and the Vertiv NEO’s age, any actual amounts paid or distributed may be different. None of the payments set forth below would be grossed up for taxes.

D. S. Barbour

	Retirement($)	Death($)	Disability($)	Voluntary or For Cause Term. ($)	Invol. Term. not for Cause ($)	Separation ($)
Annual Cash Incentive	(1)	(1)	(1)	(2)	(1)	—
Stock Options	(4)	(4)	(4)	—	—	—
Performance Shares	(6)(7)	(6)(7)	(6)(7)	(2)(6)	(6)(7)	—
Restricted Stock	(9)	(10)	(10)	(9)	(9)	—
Life Insurance Benefits	—	(12)	—	—	—	—

S. J. Liang

	Retirement($)	Death($)	Disability($)	Voluntary or For Cause Term. ($)	Invol. Term. not for Cause ($)	Separation ($)
Annual Cash Incentive	(1)	(1)	(1)	(2)	(1)	(3)
Stock Options	(4)	(4)	(4)	—	—	(5)
Performance Shares	(6)(7)	(6)(7)	(6)(7)	(2)(6)	(6)(7)	(8)
Restricted Stock	(9)	(10)	(10)	(9)	(9)	(11)
Life Insurance Benefits	—	(12)	—	—	—	—
Completion Bonus	—	—	—	—	—	(13

M. S. Dean

	Retirement($)	Death($)	Disability($)	Voluntary or For Cause Term. ($)	Invol. Term. not for Cause ($)	Separation ($)
Annual Cash Incentive	(1)	(1)	(1)	(2)	(1)	(3)
Stock Options	(4)	(4)	(4)	—	—	(5)
Performance Shares	(6)(7)	(6)(7)	(6)(7)	(2)(6)	(6)(7)	(8)
Restricted Stock	(9)	(10)	(10)	(9)	(9)	(11)
Life Insurance Benefits	—	(12)	—	—	—	—
Completion Bonus	—	—	—	—	—	(13

(1)	The Emerson Committee has discretion as to whether to pay or not pay a bonus, subject to satisfaction of performance conditions. For illustrative purposes only, the bonuses paid for 2015 were: Mr. Barbour-$[●]; Mr. Dean-$[●]; and Mr. Liang-$[●].

(2)	The Emerson Committee has discretion as to whether to pay or not pay a bonus, subject to satisfaction of performance conditions. This column assumes the Emerson Committee would not pay a bonus or make a performance shares payout.

(3)	Represents the earned bonus payable by Vertiv for 2015, pursuant to the terms of the applicable bonus plans, as provided under the Completion Letters.

(4)	Represents the closing price of $44.17 per share minus the exercise price for all unvested options (but not less than zero). The number of unvested options for each Vertiv NEO is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. All unvested stock options held for at least 12 months before retirement would vest, and all unexercised options could be exercised for a period of up to five years after retirement (unless they expire at an earlier date according to their terms). Upon death or total disability, all unvested stock options would vest immediately, and all unexercised options could be exercised for a period of up to one year after death, but no longer than the original option term.

(5)	Represents the closing price of $44.17 per share minus the exercise price for all unvested options (but not less than zero). The number of unvested options for each Vertiv NEO is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. These options would vest immediately upon the Separation under the terms of the Completion Letters and would remain exercisable for a period of 90 days thereafter (unless they expire at an earlier date according to their terms).

(6)	The Emerson Committee has discretion to provide a prorated, other or no payout, subject to the achievement of performance conditions.

(7)	For illustrative purposes only, assumes the Emerson Committee does not allow any payout for any performance share awards granted under the 2013 performance shares program. See Outstanding Equity Awards at Fiscal Year-End table above.

(8)	Represents the full target level value of the earned performance shares that may be earned under the 2013 performance shares program for which Messrs. Dean and Liang would have remained eligible under the 2013 performance shares program, as provided under the terms of the Completion Letters.

(9)	The Emerson Committee has discretion to provide for continued vesting of unvested restricted stock or to reduce the vesting period to not less than three years. Assumes the Emerson Committee would exercise its discretion to not allow any further vesting.

(10)	Represents a prorated amount of the value of all unvested shares of restricted stock, based on the number of years elapsed and rounding up to whole years. See Outstanding Equity Awards at Fiscal Year-End table above.

(11)	Represents a prorated amount of the value of all unvested shares of restricted stock, based on the number of years elapsed and rounding up to whole years. See Outstanding Equity Awards at Fiscal Year-End table above.

(12)	Represents the face amount of policies paid for by Emerson which are not generally available to all employees.

(13)	The Completion Letters provide for payment of a cash bonus to Messrs. Dean and Liang upon completion of the Separation, so long as the executive remains employed by Emerson through such completion or is earlier terminated by Emerson without “cause” (as defined in the letters).

Director Compensation

The following table sets forth information concerning the compensation earned during our fiscal year ended [●] by the individuals who are expected to serve as non-management Directors of Vertiv.

2016 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	The amounts involved exceeded or will exceed $120,000; and

•	Any of our Directors, executive officers or beneficial holders of more than 5 percent of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure,” “Management—Compensation of Directors” and “Compensation Discussion and Analysis.”

The Separation from Emerson

The Separation will be accomplished by Emerson distributing all of its shares of Vertiv common stock to holders of Emerson common stock entitled to such distribution, as described in “The Separation” included elsewhere in this information statement. Completion of the Separation will be subject to satisfaction or waiver by Emerson of the conditions to the Distribution described under “The Separation—Conditions to the Distribution.”

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Emerson to effect the Separation and provide a framework for our relationships with Emerson after the Separation. See “The Separation—Agreements with Emerson” for information regarding these agreements.

Related Party Transactions

As a current business segment of Emerson, we engage in related party transactions with Emerson. Those transactions are described in more detail in Note 11 to the accompanying Audited Annual Combined Financial Statements for the three years ended September 30, 2015 and in Note 8 in the accompanying Unaudited Interim Combined Financial Statements for the three months ended December 31, 2015.

Review, Approval or Ratification of Transactions with Related Persons

We expect that our Board of Directors will adopt procedures for the review of any transactions and relationships in which the Company and any of our Directors, nominees for Director or executive officers, or any of their immediate family members, are participants, to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We expect that the Company will develop and implement processes and controls to obtain information from the Directors and executive officers about related person transactions, and for determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person will be disclosed by the Company as required. Pursuant to these processes, we expect that all Directors and executive officers will annually complete, sign and submit a Director and Executive Officer Questionnaire and/or a Conflict of Interest Questionnaire designed to identify related person transactions and both actual and potential conflicts of interest.

As described above, we expect that the Board of Directors will adopt one or more codes of ethics applicable to our Directors and executive officers that will prohibit Directors and executive officers from entering into transactions, or having any relationships, that would result in a conflict of interest with the Company. If an actual or potential conflict of interest affects a Director or an executive officer, he or she is required to immediately disclose all the relevant facts and circumstances so that a determination can be made whether a conflict exists, and, if so, the appropriate resolution. Any waivers of the codes of ethics for Directors and executive officers will only be granted by the Board of Directors.

OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of Vertiv common stock are owned by Emerson. After the Separation, Emerson will not directly or indirectly own any of our common stock. The following tables provide information with respect to the expected beneficial ownership of Vertiv common stock by (1) each person who is known by us who we believe will be a beneficial owner of more than 5 percent of Vertiv outstanding common stock immediately after the Distribution (assuming they maintain such ownership positions when the Distribution occurs) based on current publicly available information, (2) each identified Director of Vertiv, (3) each NEO and (4) all identified Vertiv executive officers and Directors as a group. We based the share amounts on each person’s beneficial ownership of Emerson common stock as of [●], 2016 and applying the distribution ratio of one share of our common stock for every [●] shares of Emerson common stock held as of the record date for the Distribution, unless we indicate some other date or basis for the share amounts in the applicable footnotes.

Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the Separation, Vertiv will have outstanding an aggregate of approximately [●] shares of common stock based upon approximately [●] shares of Emerson common stock outstanding on [●], 2016, assuming no exercise of Emerson stock options or settlement in shares of Emerson common stock of outstanding restricted stock units and performance shares, and applying the distribution ratio of one share of our common stock for every [●] shares of Emerson common stock.

To the extent our Directors and executive officers own Emerson common stock at the record date for the Distribution, they will participate in the Distribution on the same terms as other holders of Emerson common stock.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

Holdings of Certain Beneficial Owners

The following table sets forth information regarding each stockholder who is expected to beneficially own more than 5 percent of our common stock following the Separation (as of the date of the event that required such stockholder’s Schedule 13D or 13G filings for Emerson with the SEC):

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage
The Vanguard Group (2) 100 Vanguard Blvd., Malvern, PA 19355	41,576,785	6.38%

BlackRock, Inc. (3) 55 East 52nd Street, New York, NY 10022	39,806,559	6.1%

(1)	Includes common stock for which the indicated owner has sole or shared voting or investment power and is based on the indicated owner’s Schedule 13D or 13G filings, as applicable, of Emerson common stock for the period ended December 31, 2015 (before applying the distribution ratio).

(2)	The Vanguard Group filed a Schedule 13G on February 11, 2016 with the SEC indicating that, as of December 31, 2015, it had beneficial ownership of 41,576,785 Emerson shares, including sole voting power over 1,221,151 shares, sole dispositive power over 40,286,805 shares, shared voting power over 67,300 shares and shared dispositive power over 1,289,980 shares of Emerson’s outstanding stock.

(3)	BlackRock, Inc. filed a Schedule 13G on February 10, 2016 with the SEC indicating that, as of December 31, 2015, it had beneficial ownership of 39,806,559 Emerson shares, including sole voting power over 34,235,529 shares, sole dispositive power over 39,763,862 shares and shared voting and dispositive power over 42,697 shares of Emerson’s outstanding stock.

Holdings of Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned, based on the basis of presentation previously described, as of [●], 2016, by each of the identified Directors of Vertiv, NEOs in the Summary Compensation Table in “Compensation Discussion and Analysis” and all identified Vertiv executive officers and Directors as a group.

For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of [●], 2016. No executive officer or Director holds any class of equity securities other than Emerson common stock or Emerson equity awards that may give them the right to acquire beneficial ownership of Emerson common stock, and it is not expected that any of them will own any class of equity securities of Vertiv other than common stock following the Distribution.

Name	Personal with Full Voting and Investment Power	Personal as Beneficiary of Trusts	Voting and Investment Power Only	Options Exercisable Within 60 Days	Total	Percentage of Outstanding (if greater than 1%)
D. S. Barbour
M. S. Dean
S. J. Liang

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to the Separation. The following descriptions are summaries of the material terms of our capital stock based on the applicable provisions of the General Corporate Law of the State of Delaware (“Delaware Law”) and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect at the time of the Separation. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the applicable provisions of Delaware Law or of our amended and restated certificate of incorporation or our amended and restated bylaws to be in effect at the time of the Separation. The summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which we recommend that you read (along with the applicable provisions of Delaware Law) for additional information on our capital stock as of the time of the Separation. The amended and restated certificate of incorporation and the amended and restated bylaws to be in effect at the time of the Separation will be included as exhibits to the registration statement on Form 10, of which this information statement forms a part, in a subsequent amendment.

General

Upon completion of the Separation, we will be authorized to issue [●] shares of common stock, par value $0.01 per share, and [●] shares of preferred stock, par value $ 0.01 per share. Our Board of Directors may authorize the issuance of one or more series of preferred stock and establish, among other things, the rights, preferences and privileges of any such series of preferred stock from time to time without stockholder approval.

Common Stock

Common stock outstanding. Upon completion of the Separation, we expect there will be approximately [●] shares of our common stock outstanding, to be held of record by [●] stockholders based upon approximately [●] shares of Emerson common stock outstanding as of [●], 2016, applying the distribution ratio of one share of our common stock for every [●] shares of Emerson common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the Distribution will be fully paid and non-assessable.

Voting rights. The holders of common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Directors will be elected by a majority vote, except that if the number of nominees in any given election exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors.

Dividends. Subject to the preferences that may be applicable to any outstanding preferred stock issued after the Distribution, the holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See “Dividend Policy.”

Rights upon liquidation. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of, or provisions for, liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board of Directors may authorize and issue in the future.

Preferred Stock

Our Board of Directors will have the authority to issue, without further vote or action by our stockholders, preferred stock in one or more series. Subject to the limitations prescribed by Delaware Law and our amended and restated certificate of incorporation, our Board of Directors may fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Vertiv without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Vertiv has no plans to issue any of the preferred stock.

Election and Removal of Directors

We expect that our Board of Directors will initially consist of [●] directors, and thereafter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors. Directors will be elected by a majority vote, except that if the number of nominees in any given election exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors. In order for any incumbent director to become a nominee for reelection to the Board of Directors, such person must, prior to standing for election, submit an irrevocable resignation which will be effective if (i) such person does not receive a majority of the votes cast in an uncontested election and (ii) the Board of Directors accepts such resignation in accordance with the procedures set forth in the our corporate governance policies.

Prior to the annual meeting of stockholders held in 2021, no director will be removable by the stockholders except for cause, and directors may be removed for cause only by an affirmative vote of a majority of the total voting power of outstanding securities generally entitled to vote in the election of directors. After the annual meeting of stockholders held in 2021, directors will be removable by the affirmative vote of a majority of the total voting power of outstanding securities generally entitled to vote in the election of directors. Any vacancy occurring on the Board of Directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum) or by the sole remaining director.

Board of Directors

Our Board of Directors will initially be classified and will transition to an annually elected board through a gradual phase-out that will take place over the first 5 years after completion of the Separation with the classification of our Board of Directors ending in 2021. Our Board of Directors will initially be divided into three classes, each of roughly equal size, which will each serve staggered three-year terms. The Directors designated as Class I Directors will have terms expiring at the annual meeting of stockholders in 2017, which will be the first annual meeting of stockholders following the Separation; the Directors designated as Class II Directors will have terms expiring at the annual meeting of stockholders in 2018; the Directors designated as Class III Directors will have terms expiring at the annual meeting of stockholders in 2019. Directors elected at the annual meetings of stockholders held in 2017 and 2018 will be elected for a term expiring on the third succeeding annual meeting of stockholders after their election. Beginning with the 2019 annual meeting and continuing thereafter, directors will be elected for a term expiring at the next annual meeting of stockholders. Before the phase-out, the classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, prior to 2020, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors. See “Management—Board of Directors Following the Separation.”

Limits on Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a stockholder meeting.

Stockholder Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may be called only by the Chairman of the Board of Directors or by the Board of Directors. Our amended and restated bylaws provide that business transacted at any special meeting will be limited to the purposes stated in the notice of such meeting.

Amendment of Certificate of Incorporation

Pursuant to Delaware Law, the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend the provisions of our certificate of incorporation.

Amendment of Bylaws

Our amended and restated bylaws will generally be subject to alteration, amendment or repeal, and new bylaws may be adopted, with:

•	The affirmative vote of a majority of the whole Board of Directors; or

•	The affirmative vote of holders of a majority of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.

Requirements for Advance Notification of Stockholder Nomination and Proposals

Under our amended and restated bylaws, stockholders of record will be able to nominate persons for election to our Board of Directors or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be generally received not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary date of the annual meeting for the preceding year (or, in the event such period has expired prior to first public announcement of the meeting, the tenth day following announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, information about the stockholder’s ownership of securities in the company, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting and the reason for bringing such proposal.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware Law requires that liability be imposed only for the following:

•	Any breach of the director’s duty of loyalty to our company or our stockholders;

•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	The authorization of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware Law; and

•	Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by Delaware Law, we will indemnify any of our officers or directors in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threatened to be made, a party, whether civil, criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer.

We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by Delaware Law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Our amended and restated certificate of incorporation will also provide that employees or agents of our company may be indemnified to such extent and to such effect as our Board of Directors determines is appropriate and authorized by Delaware Law.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any of our officers or directors against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or Directors of Vertiv.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and its stockholders. In addition, the indemnification provisions may adversely affect your investment to the extent that, in a class action or direct suit, we are required to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Vertiv Directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Some Provisions

Some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws (as described above) and the Delaware Business Combination Statute (as described below) could make the following more difficult:

•	Acquisition of control of us by means of a proxy contest or otherwise, or

•	Removal of our incumbent officers and Directors.

These provisions, including our ability to issue preferred stock and the classification of our Board of Directors until 2021, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

Because we have not opted out of Section 203 of the Delaware Law, we will be subject to the provision, which regulates corporate acquisitions. Section 203 prevents an “interested shareholder,” which is defined generally as a person owning 15 percent or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested shareholder unless:

•	The board of directors of the corporation had, prior to the person becoming an interested shareholder, approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder;

•	Upon completion of the transaction that resulted in the shareholder’s becoming an interested shareholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	Following the transaction in which that person became an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested shareholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested shareholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Distributions of Securities

Vertiv was formed on March 1, 2016, and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to Emerson pursuant to Section 4(a)(2) of the Securities Act in connection with its formation, which Vertiv did not register under the Securities Act because such issuance did not constitute a public offer), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Vertiv by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Computershare Trust Company, N.A.

Listing

We expect to apply to list our common stock on the NYSE under the ticker symbol “VRT.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed in the Separation as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the full text of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.

After the Separation, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Emerson Electric Co.:

We have audited the accompanying combined balance sheets of the Network Power business of Emerson Electric Co., referred to in the Information Statement as Vertiv Co. (the Company), as of September 30, 2015 and 2014, and the related combined statements of earnings (loss), comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended September 30, 2015. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Vertiv Co. as of September 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

April 12, 2016

Combined Statements of Earnings (Loss)

Vertiv Co.

Years ended September 30

(Dollars in millions)

	2013	2014	2015
Net sales
Net sales - products	$4,174.0	4,187.1	3,787.4
Net sales - services	673.7	689.5	671.1

Net sales	4,847.7	4,876.6	4,458.5
Costs and expenses
Cost of sales - products	2,654.3	2,677.3	2,502.6
Cost of sales - services	356.0	345.6	332.7

Cost of sales	3,010.3	3,022.9	2,835.3
Selling, general and administrative expenses	1,222.1	1,252.0	1,190.2
Goodwill impairment	-	508.0	154.0
Other deductions, net	131.1	158.8	213.3

Earnings (loss) before income taxes	484.2	(65.1)	65.7
Income taxes	159.8	170.4	127.5

Net earnings (loss)	$324.4	(235.5)	(61.8)

See accompanying Notes to Combined Financial Statements.

Combined Statements of Comprehensive Income (Loss)

Vertiv Co.

Years ended September 30

(Dollars in millions)

	2013	2014	2015
Net earnings (loss)	$324.4	(235.5)	(61.8)
Other comprehensive income (loss), net of tax:
Foreign currency translation	28.3	(99.9)	(186.6)
Pension, net of income taxes of: 2013, $(0.5); 2014, $1.1; 2015, $0.5	0.7	(3.6)	(1.7)
Cash flow hedges, net of income taxes of: 2013, $0.6; 2014, $(0.4); 2015, $2.1	(0.8)	0.4	(3.3)

Comprehensive income (loss)	$352.6	(338.6)	(253.4)

See accompanying Notes to Combined Financial Statements.

Combined Balance Sheets

Vertiv Co.

September 30

(Dollars in millions)

	2014	2015
ASSETS
Current assets
Cash and cash equivalents	$161.7	138.9
Receivables, net	1,313.2	1,157.0
Inventories	421.2	388.5
Deferred income taxes	73.2	34.8
Other current assets	80.2	93.0

Total current assets	2,049.5	1,812.2

Property, plant and equipment, net	412.5	367.5

Other assets
Goodwill	2,224.0	1,989.8
Other intangible assets	694.2	533.6
Deferred income taxes	20.8	17.6
Other	26.8	25.2

Total other assets	2,965.8	2,566.2

Total assets	$5,427.8	4,745.9

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$740.6	643.2
Accrued expenses	637.1	640.0
Income taxes	31.0	21.9

Total current liabilities	1,408.7	1,305.1

Deferred income taxes	181.3	150.7
Other long-term liabilities	130.5	127.7

Equity
Net parent investment	3,645.7	3,292.4
Accumulated other comprehensive income (loss)	61.6	(130.0)

Total equity	3,707.3	3,162.4

Total liabilities and equity	$5,427.8	4,745.9

See accompanying Notes to Combined Financial Statements.

Combined Statements of Equity

Vertiv Co.

Years ended September 30

(Dollars in millions)

	2013	2014	2015
Net parent investment
Beginning balance	$4,237.3	4,169.4	3,645.7
Net earnings (loss)	324.4	(235.5)	(61.8)
Net transfer to parent	(392.3)	(288.2)	(291.5)

Ending balance	4,169.4	3,645.7	3,292.4

Accumulated other comprehensive income (loss)
Beginning balance	136.5	164.7	61.6
Foreign currency translation	28.3	(99.9)	(186.6)
Pension	0.7	(3.6)	(1.7)
Cash flow hedges	(0.8)	0.4	(3.3)

Ending balance	164.7	61.6	(130.0)

Total equity	$4,334.1	3,707.3	3,162.4

See accompanying Notes to Combined Financial Statements.

Combined Statements of Cash Flows

Vertiv Co.

Years ended September 30

(Dollars in millions)

	2013	2014	2015
Operating activities
Net earnings (loss)	$324.4	(235.5)	(61.8)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	193.5	192.4	178.4
Goodwill impairment	-	508.0	154.0
Changes in operating working capital	(33.5)	(1.9)	64.0
Other, net	(0.4)	(21.2)	5.9

Net cash provided by operating activities	484.0	441.8	340.5

Investing activities
Capital expenditures	(55.6)	(54.6)	(44.9)
Proceeds from disposition of property, plant and equipment	1.7	6.7	5.1
Purchase of business	-	(49.3)	-
Other, net	(11.1)	(6.6)	(6.6)

Net cash used by investing activities	(65.0)	(103.8)	(46.4)

Financing activities
Net transfer to parent	(392.3)	(288.2)	(291.5)
Other, net	0.8	(7.1)	(1.4)

Net cash used by financing activities	(391.5)	(295.3)	(292.9)

Effect of exchange rate changes on cash and cash equivalents	(13.2)	(7.5)	(24.0)

Increase (decrease) in cash and cash equivalents	14.3	35.2	(22.8)
Beginning cash and cash equivalents	112.2	126.5	161.7

Ending cash and cash equivalents	$126.5	161.7	138.9

Changes in operating working capital
Receivables	$(9.1)	(75.3)	46.0
Inventories	9.4	(22.7)	0.4
Other current assets	2.0	(5.7)	18.8
Accounts payable	(14.3)	45.9	(25.1)
Accrued expenses	(9.4)	46.7	35.1
Income taxes	(12.1)	9.2	(11.2)

Total changes in operating working capital	$(33.5)	(1.9)	64.0

See accompanying Notes to Combined Financial Statements.

Notes to Combined Financial Statements

Vertiv Co.

Years ended September 30

(Dollars in millions except where noted)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Proposed Separation

On June 30, 2015, Emerson announced plans to spin off its Network Power business from its remaining businesses to create an independent, publicly traded company named Vertiv Co. (Vertiv). Vertiv, through its subsidiaries, will hold the assets, liabilities and legal entities of the Network Power business after certain restructuring transactions are completed. All of the shares of Vertiv common stock owned by Emerson will be distributed to the stockholders of Emerson. Immediately following the spinoff, Emerson stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Vertiv. The spinoff is subject to certain conditions, including receipt of a favorable opinion regarding the tax-free status of the transaction for federal income tax purposes, local regulatory approvals, effectiveness of the Form 10 that will be filed with the U.S. Securities and Exchange Commission, and final approval by Emerson’s Board of Directors. Although the legal transfer of Emerson’s Network Power business to Vertiv has yet to take place, for ease of reference, these combined financial statements are collectively referred to as those of Vertiv (the Company).

Description of Business

Vertiv provides mission-critical infrastructure products and solutions and life cycle management services for vital applications in data centers, communication networks, and commercial/industrial environments. The Company’s offerings include power conditioning and uninterruptible power systems, thermal management, power switching, integrated data center control devices, software, monitoring, and services. The Company manages and reports results of operations for four business segments: Americas; Asia Pacific; Europe, Middle East & Africa; and Critical Power Systems.

Basis of Presentation

The Company has historically operated as part of Emerson and not as a stand-alone company. These combined financial statements were derived from Emerson’s historical financial statements and accounting records and reflect the historical financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

As a business unit of Emerson, Vertiv has been charged for costs directly related to the Company and has been allocated a portion of Emerson’s general corporate costs. These costs are reflected in the combined financial statements. The Company participates in various Emerson programs which include information technology (IT) services, medical insurance and other programs. Costs associated with these programs are charged to the Company based on Emerson’s cost and the Company’s usage. The Company also utilizes Emerson’s global shared services centers and is charged for both direct costs and its share of facility overhead. Last, the combined financial statements reflect an allocation, based on revenue, of general corporate costs incurred by Emerson for support functions such as procurement, logistics, marketing, human resources, legal, finance, internal audit and other Emerson corporate functions. Management believes the methodologies and assumptions used to allocate these costs to the Company are reasonable. The combined financial statements may not reflect the actual costs that would have been incurred had the Company operated on a stand-alone basis during the periods presented. These costs also may not be indicative of the expenses the Company will incur in the future.

Emerson utilizes a centralized treasury function which manages the working capital and financing needs of all of its business operations. This function oversees a cash pooling arrangement which sweeps participating Company cash accounts into pooled Emerson cash accounts on a daily basis. Pooled cash, cash equivalents and nontrade intercompany balances attributable to Emerson have not been presented as assets and liabilities in the accompanying combined financial statements. These balances are reflected as “Net parent investment” in the equity section of the combined balance sheets. Changes in these balances are reflected as “Net transfer to parent” in the financing activities section of the combined statement of cash flows.

All intercompany transactions among Vertiv entities have been eliminated. Sale and purchase transactions between the Company and other Emerson affiliates are included in the combined financial statements. See Note 11 for additional information regarding related-party transactions.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues and expenses for the periods presented. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for the majority of the Company’s non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss). Transactions denominated in currencies other than the subsidiaries’ functional currencies are subject to changes in exchange rates with resulting gains/losses recorded in net earnings (loss).

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market and are valued based on standard costs that approximate average costs. Cost standards are revised at the beginning of each fiscal year. The annual effect of resetting standards plus operating variances incurred during each period are allocated between inventories and cost of sales.

Following are the components of inventory as of September 30:

	2014	2015
Raw materials	$132.8	122.5
Work in process	77.9	68.6
Finished products	210.5	197.4

Total inventories	$421.2	388.5

Fair Value Measurement

ASC 820, Fair Value Measurement, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of the Company’s financial instruments fall within Level 2.

The carrying value approximates fair value for accounts receivable and accounts payable.

Property, Plant and Equipment

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 10 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of expected future undiscounted cash flows of the related assets is less than the carrying values.

The components of property, plant and equipment as of September 30 follow:

	2014	2015
Land	$48.4	40.0
Buildings	334.3	319.3
Machinery and equipment	530.9	496.1
Construction in progress	13.5	15.0

Property, plant and equipment, at cost	927.1	870.4
Less: Accumulated depreciation	(514.6)	(502.9)

Property, plant and equipment, net	$412.5	367.5

Goodwill and Other Intangibles

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Goodwill represents the excess of consideration paid over the net assets acquired and is assigned to the reporting unit that acquires the business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. The Company conducts annual impairment tests of goodwill in the fourth quarter and between tests if events or circumstances indicate a reporting unit’s fair value may be less than its carrying value. If an initial assessment indicates it is more likely than not goodwill may be impaired, it is evaluated by comparing the reporting unit’s estimated fair value to its carrying value. If its carrying value exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of goodwill. Estimated fair values of the reporting unit are Level 3 measures and are developed primarily under an income approach that discounts estimated future cash flows using risk-adjusted interest rates. The Company recorded goodwill impairments of $154 and $508 in 2015 and 2014, respectively, related to its Europe, Middle East & Africa segment. See Note 5.

All of the Company’s identifiable intangible assets are subject to amortization and are amortized on a straight-line basis over their estimated useful lives. Identifiable intangibles consist of intellectual property such as patented and unpatented technology and trademarks, customer relationships and capitalized software. Identifiable intangible assets are also subject to evaluation for potential impairment if events or circumstances indicate the carrying value may not be recoverable.

Product Warranties

Warranties generally extend for one to two years from the date of sale. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales, adjusted for specific issues that may arise. Product warranty expense is approximately one percent of sales and the product warranty accrual is reflected in accrued expenses in the combined balance sheet.

The change in product warranty accrual is as follows:

	2014	2015
Beginning balance	$40.7	42.4
Provision charged to expense	53.7	42.0
Paid/utilized	(52.0)	(43.2)

Ending balance	$42.4	41.2

Net Parent Investment

The net parent investment balance included in the combined balance sheets represents Emerson’s historical investment in the Company, the Company’s accumulated net earnings after income taxes, and the net effect of transactions with Emerson.

Revenue Recognition

The Company recognizes revenue from the sale of manufactured products and related installation, maintenance and monitoring services. The Company records revenue when products are shipped or delivered, title and risk of loss pass to the customer, and collection is reasonably assured. Payments received in advance for service arrangements are recorded as deferred revenue and recognized in net sales when the revenue recognition criteria are met. The Company records revenue when installation services are performed and records revenue for maintenance, monitoring and other support services ratably over the term of the contract. In certain limited circumstances, revenue is recognized for long-term contracts using the percentage-of-completion method as performance occurs. In addition, a minor portion of revenue is recognized for software in accordance with ASC 985-605, Software Revenue Recognition. Management believes all of the relevant criteria and conditions have been met when recognizing revenue.

Sales arrangements may involve delivering multiple elements. These arrangements require assessment of each deliverable to determine its stand-alone selling price. The revenue assigned to each element is based on vendor-specific objective evidence, if available, followed by third-party evidence and finally, management’s estimate of the selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and the performance of the undelivered items is probable and substantially in the Company’s control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Approximately 38 percent of the Company’s revenues arise from sales arrangements that include the delivery of multiple elements. The vast majority of these transactions relate to the sale of tangible products, with a small portion related to follow-on installation and services. Generally, contract duration is short-term and cancellation, termination or refund provisions apply only in the event of contract breach and historically have not been invoked.

The Company records amounts billed to customers for shipping and handling in a sales transaction as revenue. Shipping and handling costs of $76.3, $74.0 and $71.7 for the years ended September 30, 2015, 2014, and 2013, respectively, are included in selling, general and administrative expenses.

Derivative Instruments and Hedging Activities

In the normal course of business, the Company is exposed to changes in foreign currency exchange rates and commodity prices due to its worldwide presence and business profile. The Company’s foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its subsidiaries, primarily Mexican pesos and Australian dollars. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company’s risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments, and the fair value of assets and liabilities. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is less than two years.

All derivatives are accounted for under ASC 815, Derivatives and Hedging, and recognized at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in equity and recognized when the underlying transaction impacts earnings. The vast majority of the Company’s derivatives that are designated as hedges and qualify for deferral accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to the revaluation of certain foreign-currency denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the combined statement of earnings (loss) immediately.

Income Taxes

The Company’s operations have historically been included in Emerson’s combined U.S. and non-U.S. income tax returns, in most locations. Income tax expense for the combined financial statements has been calculated following the separate return method. The separate return method applies ASC 740, Income Taxes, to the stand-alone financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes on a separate return basis requires considerable judgment and the use of both estimates and allocations. These estimates and allocations affect the calculation of certain tax liabilities and the determination of the recoverability of certain deferred tax assets, which arise from the temporary differences between the tax and financial statement recognition of revenue and expenses. As a result, the Company’s deferred tax rate and deferred tax balances may differ from those in Emerson’s historical periods.

The provision for income taxes is determined using the asset and liability approach of ASC 740. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The tax carryforwards reflected in the Company’s combined financial statements have been determined using the separate return method. The tax carryforwards include net operating losses and tax credits. The Company’s post spinoff carryforwards will be different than those reflected in the Company’s combined financial statements.

The Company’s extensive operations and the complexity of global tax regulations require assessments of uncertainties in estimating the taxes the Company will ultimately pay. The Company recognizes liabilities for anticipated tax audit uncertainties in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. For purposes of the Company’s combined financial statements, these estimated tax liabilities have been computed on a separate return basis.

The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $495 of undistributed earnings of non-U.S. subsidiaries as of September 30, 2015, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed non-U.S. earnings would be triggered by a management decision to repatriate those earnings. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.

Recent Accounting Pronouncements

In May 2014, the FASB amended ASC 606, Revenue from Contracts with Customers, to update and consolidate revenue recognition guidance from multiple sources into a single, comprehensive standard to be applied for all contracts with customers. The fundamental principle of the revised standard is to recognize revenue based on the transfer of goods and services to customers at an amount that the Company expects to be entitled to in exchange for those goods and services. Also required are additional disclosures regarding the nature, extent, timing and uncertainty of revenues and associated cash flows. Required adoption of the new standard has been deferred by the FASB for one year and is now effective for the Company in the first quarter of fiscal 2019. The new rules may be adopted on either a prospective or retrospective basis. Early adoption is available to the Company in the first quarter of fiscal 2018, the original effective date. The Company is in the process of evaluating the impact of the revised standard on its combined financial statements and determining its method of adoption.

In February 2016, the FASB amended ASC 842, Leases, to require recognition on the balance sheet of assets and liabilities related to the rights and obligations associated with all lease arrangements. Currently, obligations classified as operating leases are not recorded on the balance sheet, but must be disclosed. The amendment also adds disclosures intended to provide more information regarding the amount, timing and uncertainty of cash flows arising from lease arrangements. Adoption of the new standard is effective for the Company in the first quarter of fiscal 2020. The Company is in the process of evaluating the impact of the revised standard on its financial statements.

(2) ACQUISITIONS

The Company acquired 100 percent of Advanced Protection Technologies, Inc. (APT) on December 13, 2013. APT manufactures surge protection products for the general purpose AC power market and is reported within the Critical Power Systems segment. The acquisition expanded Critical Power Systems’ offerings for low and medium voltage surge protection products. Total cash paid was $49.3, net of cash acquired of $1.1. Goodwill of $22.8 (deductible for tax purposes) and identifiable intangible assets of $19.0, primarily customer relationships and technology with weighted-average useful lives of approximately nine years, were recognized from this transaction. The remaining assets acquired and liabilities assumed recognized at the acquisition date were accounts receivable of $2.5; inventory of $3.8; property, plant and equipment of $3.0; accounts payable of $0.4; and accrued expenses of $1.4. Annual sales for APT at the time of acquisition were approximately $19.

(3) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:

	2013	2014	2015
Amortization of intangibles (intellectual property and customer relationships)	$121.0	121.3	112.2
Rationalization of operations (see Note 4)	16.3	12.6	63.4
Foreign currency loss, net	11.4	18.7	21.2
Other, net	(17.6)	6.2	16.5

Total	$131.1	158.8	213.3

Other, net is composed of several items that are individually immaterial, including bad debt expense, litigation and other items. In 2013, other, net included income from a nonrecurring $12.9 China research credit, as well as income of approximately $6 resulting from a positive litigation outcome. In 2015, other, net included bad debt expense of $9.0 related to a large project in Asia.

(4) RATIONALIZATION OF OPERATIONS

Rationalization of operations expense reflects costs associated with the Company’s efforts to continually improve operational efficiency and deploy assets to remain competitive on a worldwide basis. Shutdown costs include severance, benefits, stay bonuses, lease and contract terminations and asset write-downs. Start-up and moving costs include costs of moving fixed assets, employee training and relocation. Vacant facility costs include security, maintenance, utilities and other costs.

Rationalization expenses were $63.4, $12.6 and $16.3, respectively, for 2015, 2014, and 2013. The Company currently expects to incur 2016 rationalization expense of approximately $17, including costs to complete actions initiated before the end of 2015 and for actions anticipated to be approved and initiated during 2016.

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2014	Expense	Paid/Utilized	2015
Severance and benefits	$3.1	57.1	(22.5)	37.7
Lease and other contract terminations	0.7	0.7	(1.3)	0.1
Fixed asset write-downs	-	0.1	(0.1)	-
Vacant facility and other shutdown costs	0.4	1.7	(1.6)	0.5
Start-up and moving costs	-	3.8	(3.1)	0.7

Total	$4.2	63.4	(28.6)	39.0

	2013	Expense	Paid/Utilized	2014
Severance and benefits	$2.4	7.6	(6.9)	3.1
Lease and other contract terminations	2.5	1.3	(3.1)	0.7
Fixed asset write-downs	-	0.5	(0.5)	-
Vacant facility and other shutdown costs	0.2	1.3	(1.1)	0.4
Start-up and moving costs	0.1	1.9	(2.0)	-

Total	$5.2	12.6	(13.6)	4.2

Rationalization of operations expense by business segment follows:

	2013	2014	2015
Americas	$8.2	5.9	15.0
Asia Pacific	3.6	5.3	26.3
Europe, Middle East & Africa	4.4	0.6	20.1
Critical Power Systems	0.1	0.8	2.0

Total	$16.3	12.6	63.4

The significant increase in rationalization expense in 2015 reflects programs to address lower sales demand driven by the slowdown in data center and telecommunications infrastructure capital spending. Severance cost incurred in 2015 related to numerous actions reducing the Company’s cost structure through forcecount rationalization worldwide, including the elimination of approximately 1,200 positions. Vacant facility, shutdown, and start-up and moving costs in 2015 related mainly to facility consolidation in North America. In 2014,

Americas incurred severance and shutdown costs related to forcecount reductions and the closure of two facilities in the United States and one in Brazil. Asia Pacific incurred severance costs for forcecount reductions and plant consolidation in India. In 2013, Americas incurred severance related to forcecount reductions in North America and Latin America in response to business conditions. Europe, Middle East & Africa incurred severance, shutdown, and start-up and moving costs related to the consolidation of facilities in Europe to improve operational efficiency. Asia Pacific incurred shutdown as well as start-up and moving costs related to the shutdown of an existing plant and the start-up of a new facility in India.

(5) GOODWILL AND OTHER INTANGIBLES

As a result of the Company’s annual impairment test, goodwill impairment charges of $154 and $508, respectively, were recorded in 2015 and 2014 related to the Europe, Middle East & Africa business. These charges were not deductible for tax purposes. This business has been unable to meet its operating objectives due to the continued weak Western Europe economy since an acquisition in 2010. The weak economic recovery combined with intense competitive/market pressures negatively affected profitability for the Europe, Middle East & Africa business in 2014 and further impacted the business in 2015. Based on the uncertain projected economic outlook for Europe, Middle East & Africa, the Company determined that a portion of the goodwill could not be supported.

The change in the carrying value of goodwill by segment follows:

	Americas	Asia Pacific	Europe, Middle East & Africa	Critical Power Systems	Total
Balance, September 30, 2013
Goodwill	$1,010.1	794.5	1,010.3	91.2	2,906.1
Accumulated impairment	-	(138.0)	-	-	(138.0)

	1,010.1	656.5	1,010.3	91.2	2,768.1
Acquisitions	-	-	-	22.8	22.8
Impairment	-	-	(508.0)	-	(508.0)
Foreign currency translation	(2.7)	(6.3)	(49.9)	-	(58.9)

Balance, September 30, 2014
Goodwill	1,007.4	788.2	960.4	114.0	2,870.0
Accumulated impairment	-	(138.0)	(508.0)	-	(646.0)

	1,007.4	650.2	452.4	114.0	2,224.0
Impairment	-	-	(154.0)	-	(154.0)
Foreign currency translation	(7.8)	(25.4)	(47.0)	-	(80.2)

Balance, September 30, 2015
Goodwill	999.6	762.8	913.4	114.0	2,789.8
Accumulated impairment	-	(138.0)	(662.0)	-	(800.0)

	$999.6	624.8	251.4	114.0	1,989.8

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	Customer Relationships		Intellectual Property		Capitalized Software		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Gross carrying amount	$901.8	839.0	370.9	354.5	128.9	125.3	1,401.6	1,318.8
Less: Accumulated amortization	355.2	406.7	247.4	274.2	104.8	104.3	707.4	785.2

Net carrying amount	$546.6	432.3	123.5	80.3	24.1	21.0	694.2	533.6

Total intangible asset amortization expense for 2015, 2014 and 2013 was $121.5, $133.0 and $132.7, respectively. Based on intangible asset balances as of September 30, 2015, expected amortization expense is $103.5 in 2016, $97.1 in 2017, $80.1 in 2018, $67.3 in 2019 and $65.9 in 2020.

(6) FINANCIAL INSTRUMENTS

Hedging Activities

As of September 30, 2015, the notional amount of foreign currency hedge positions was approximately $117 primarily consisting of $49.1 in Mexican pesos and $26.0 in Australian dollars. Commodity hedge contracts totaled approximately $18 of copper (5 million pounds), aluminum (1 million pounds) and gasoline (1 million gallons). All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2015 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in other deductions, net reflect hedges of balance sheet exposures that do not receive deferral accounting.

Amounts included in earnings and other comprehensive income (OCI) follow:

		Gain (Loss) to Earnings			Gain (Loss) to OCI
	Location	2013	2014	2015	2013	2014	2015
Commodity	Cost of sales	$(0.6)	(1.0)	(2.1)	(2.0)	(1.4)	(3.3)
Foreign currency	Cost of sales	(0.1)	(0.2)	3.2	(0.1)	1.0	(1.0)
Foreign currency	Net sales	0.2	(0.3)	(0.7)	0.2	(0.3)	(0.7)
Foreign currency	Other deductions, net	2.4	(1.7)	0.4

Total		$1.9	(3.2)	0.8	(1.9)	(0.7)	(5.0)

Regardless of whether derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness was immaterial in 2015, 2014, and 2013.

Fair Value Measurement

The fair value of commodity contracts and foreign currency contracts was reported in other current assets and accrued expenses. Valuations of derivative contract positions as of September 30 follow:

	2014		2015
	Assets	Liabilities	Assets	Liabilities
Foreign Currency	$1.2	0.1	2.3	5.4
Commodity	$-	0.6	0.1	1.8

(7) RETIREMENT PLANS

Most of the Company’s employees participate in defined contribution plans, including 401(k), profit sharing, and other savings plans that provide retirement benefits.

Certain U.S. and non-U.S. employees participate in Company specific or statutorily required defined benefit plans. In general, the Company’s policy is to fund these plans based on legal requirements, required benefit payments, and other factors.

In addition, certain employees in the U.S., U.K., and Canada participate in defined benefit plans that will be retained by Emerson. The Company accounts for the cost of these plans as if it were a participant in a multiemployer plan in accordance with ASC 715, Compensation-Retirement Benefits. Costs charged to the Company related to Emerson defined benefit plans were based on specific actuarially determined service costs of Company employees, and an allocation of actuarial losses based on the Company’s proportionate share of Emerson’s projected benefit obligation.

Retirement plans expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2013	2014	2015	2013	2014	2015
Company defined benefit plans:
Service cost (benefits earned during the period)	$0.1	0.1	0.1	2.5	2.5	2.4
Interest cost	0.5	0.5	0.4	3.2	3.5	2.9
Expected return on plan assets	(0.6)	(0.6)	(0.6)	(1.3)	(1.3)	(1.0)
Net amortization and other	0.4	0.3	0.5	0.8	1.1	1.2

Net periodic pension expense	0.4	0.3	0.4	5.2	5.8	5.5
Participation in Emerson defined benefit plans	5.6	3.9	3.9	2.7	2.7	2.5
Defined contribution plans	18.7	21.3	21.6	5.0	6.0	8.6

Total retirement plans expense	$24.7	25.5	25.9	12.9	14.5	16.6

Details of the changes in the actuarial present value of the projected benefit obligation and the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2014	2015	2014	2015

Projected benefit obligation, beginning	$10.6	11.0	81.7	84.3
Service cost	0.1	0.1	2.5	2.4
Interest cost	0.5	0.4	3.5	2.9
Actuarial loss	0.8	0.5	9.1	4.4
Benefits paid	(1.0)	(0.8)	(3.5)	(2.2)
Foreign currency translation and other	-	(0.4)	(9.0)	(9.8)

Projected benefit obligation, ending	$11.0	10.8	84.3	82.0

Fair value of plan assets, beginning	$8.8	9.1	25.6	23.3
Actual return on plan assets	0.9	(0.3)	3.0	(0.1)
Employer contributions	0.4	0.5	1.8	2.5
Benefits paid	(1.0)	(0.8)	(3.5)	(2.2)
Foreign currency translation and other	-	(0.3)	(3.6)	(1.9)

Fair value of plan assets, ending	$9.1	8.2	23.3	21.6

Net amount recognized in the balance sheet	$(1.9)	(2.6)	(61.0)	(60.4)

Amounts recognized in the balance sheet:
Noncurrent asset	$1.6	1.2	2.2	1.5
Current liability	(0.4)	(0.5)	(1.5)	(1.4)
Noncurrent liability	(3.1)	(3.3)	(61.7)	(60.5)

Net amount recognized in the balance sheet	$(1.9)	(2.6)	(61.0)	(60.4)

Pretax accumulated other comprehensive loss	$(2.3)	(3.1)	(17.1)	(18.7)

Approximately $1.5 of the $21.8 of losses deferred in accumulated other comprehensive income (loss) at September 30, 2015 will be amortized into earnings in 2016. As of September 30, 2015, U.S. plans were underfunded by $2.6 and non-U.S. plans were underfunded by $60.4. The U.S. funded status includes unfunded plans totaling $3.8 and the non-U.S. status includes unfunded plans totaling $53.7.

As of the plans’ September 30, 2015 and 2014 measurement dates, the total accumulated benefit obligation was $82.7 and $85.8, respectively. Also, as of the respective measurement dates, the total projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $75.7, $66.5 and $10.5, respectively, for 2015, and $77.9, $69.1 and $11.5, respectively, for 2014.

Future benefit payments by U.S. plans are estimated to be $1.2 in 2016, $1.1 in 2017, $0.9 in 2018, $1.0 in 2019, $0.9 in 2020 and $3.7 in total over the five years 2021 through 2025. Based on foreign currency exchange rates as of September 30, 2015, future benefit payments by non-U.S. plans are estimated to be $2.7 in 2016, $2.4 in 2017, $2.5 in 2018, $2.9 in 2019, $3.3 in 2020 and $18.6 in total over the five years 2021 through 2025. The Company expects to contribute approximately $2.5 to its retirement plans in 2016. Company defined benefit pension plan expense for 2016 is expected to be approximately $6, versus $5.9 in 2015.

The weighted-average assumptions used in the valuation of pension benefits are as follows:

	U.S. Plans			Non-U.S. Plans
	2013	2014	2015	2013	2014	2015
Net pension expense:
Discount rate	4.00%	4.75%	4.25%	4.18%	4.42%	3.76%
Expected return on plan assets	7.75%	7.50%	7.50%	5.36%	5.57%	4.91%
Rate of compensation increase	3.25%	3.25%	3.25%	3.08%	3.07%	3.10%

Benefit obligations:
Discount rate	4.75%	4.25%	4.35%	4.42%	3.76%	3.43%
Rate of compensation increase	3.25%	3.25%	3.25%	3.07%	3.10%	3.06%

Actuarially developed yield curves are used to determine discount rates. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company’s asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past.

The Company’s asset allocations at September 30, 2015 and 2014 follow:

	U.S. Plans		Non-U.S. Plans
	2014	2015	2014	2015
Equity securities	65%	65%	13%	11%
Debt securities	26	30	26	19
Insurance arrangements	-	-	42	44
Other	9	5	19	26

Total	100%	100%	100%	100%

The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the principles of prudence and diversification with a long-term investment horizon. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential.

The fair values of defined benefit plan assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1, follow:

	Level 1	Level 2	Level 3	Total	Percentage
2015
Global equities	$3.1	4.0	0.6	7.7	25.8%
Corporate and government bonds		6.6		6.6	22.1%
Insurance arrangements			9.4	9.4	31.6%
Other	4.0	0.4	1.7	6.1	20.5%

Total	$7.1	11.0	11.7	29.8	100.0%

2014
Global equities	$3.5	5.0	0.4	8.9	27.5%
Corporate and government bonds		8.5		8.5	26.2%
Insurance arrangements			9.9	9.9	30.6%
Other	2.8	0.5	1.8	5.1	15.7%

Total	$6.3	14.0	12.1	32.4	100.0%

Asset Classes

Global equities reflects companies domiciled in the U.S., including multinational companies, as well as companies domiciled in developed nations outside the U.S. Corporate and government bonds represents investment-grade debt of issuers primarily outside the U.S. Insurance arrangements typically ensure no market losses or provide for a small minimum return guarantee and are primarily invested in bonds by the insurer. Other includes cash and general funds that invest primarily in equities, bank deposits and bonds with a guaranteed rate of return.

Fair Value Hierarchy Categories

Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily nonexchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transfer restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the Other class, interests in mixed assets funds are Level 2, and non-U.S. general fund investments and insurance arrangements are Level 3.

Details of the changes in value for Level 3 assets are as follows:

	2014	2015
Level 3, beginning	$13.2	12.1
Gains (losses) on assets held	1.7	(0.5)
Purchases, sales and settlements, net	(2.8)	0.1

Level 3, ending	$12.1	11.7

(8) MULTIEMPLOYER PENSION PLANS

A small subsidiary of the Company has approximately 100 employees who participate in one of fifteen separate International Brotherhood of Electrical Workers (IBEW) multiemployer plans under the terms of collective bargaining agreements covering union-represented employees in the U.S. The subsidiary’s contributions did not represent more than five percent of the total contributions to any individual multiemployer plan, except for IBEW Local Union 82 Pension Fund. The subsidiary’s contribution to all multiemployer plans totaled $1.3, $1.4, and $1.2 in 2015, 2014, and 2013, respectively. The risks of participating in a multiemployer plan are different from a single employer plan in the following aspects: a) assets contributed to multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; b) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and c) if the subsidiary chooses to stop participating in the multiemployer plan, it could be required to pay a calculated amount, based on the funded status of the plan, referred to as a withdrawal liability.

The “EIN/Pension Plan Number” provides the Employer Identification Number and the three digit plan number, if applicable. The Pension Protection Act (PPA) zone status available in 2015 and 2014 is for the most recent available plan year. The PPA zone status is based on information that the subsidiary received from the Plan and is certified by the Plan’s actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are greater than 65 percent funded and less than 80 percent funded, and plans in the green zone are at least 80 percent funded. The RP Plan Implemented/Pending column indicates whether a rehabilitation plan (RP) has been implemented.

The subsidiary participates in the following multiemployer pension plans:

	EIN/Pension Plan Number	PPA Zone Status		RP Plan Implemented /Pending	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
Pension Fund		2014	2015
IBEW Local Union 82	316127268/001	Red	Green	Yes	Yes	12/4/2016
IBEW Local Union 5	25-6032108	Green	Green	No	No	12/22/2017
IBEW Local Union 90	066077020/001	Red	Red	Yes	Yes	5/31/2016
IBEW Local Union 103	04-6063734	Green	Green	No	No	8/31/2016
IBEW Local Union 3	13-6123601/001	Green	Green	No	No	5/11/2016
IBEW Local Union 494	39-1291994/002	Green	Green	No	No	5/31/2018
IBEW Local Union 134	516030753	Green	Green	No	No	6/6/2016
IBEW Local Union 58	386080404/001	Green	Green	No	No	7/2/2016
IBEW Local Union 673	346661994/001	Green	Green	No	No	5/29/2016
IBEW Local Union 481	351102579/001	Yellow	Yellow	Yes	No	5/31/2016
IBEW Local Union 246	34-6582842	Yellow	Yellow	Yes	No	10/28/2017
IBEW Local Union 683	341442087/001	Green	Green	No	No	5/27/2018
IBEW Local Union 99	05-6049538	Green	Green	No	No	5/31/2018
IBEW Local Union 24	52-1057284/001	Green	Green	No	No	6/3/2017
IBEW Local Union 212	316127280/001	Yellow	Green	No	No	6/5/2016

(9) INCOME TAXES

The Company’s operations have historically been included in Emerson’s combined U.S. and non-U.S. income tax returns, in most locations. Income tax expense and deferred income tax balances are presented in the combined financial statements as if the Company filed its own income tax returns in each jurisdiction. Accordingly, tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have generated as an independent, publicly traded company for the periods presented.

Earnings (loss) before income taxes consist of the following:

	2013	2014	2015
United States	$269.1	267.5	171.3
Non-U.S.	215.1	(332.6)	(105.6)

Total earnings (loss) before income taxes	$484.2	(65.1)	65.7

The principal components of income tax expense follow:

	2013	2014	2015
Current:
Federal	$96.9	94.7	52.1
State and local	11.0	14.6	10.7
Non-U.S.	78.2	91.1	44.6

Deferred:
Federal	(16.8)	(4.8)	33.1
State and local	1.1	1.7	0.1
Non-U.S.	(10.6)	(26.9)	(13.1)

Income tax expense	$159.8	170.4	127.5

Reconciliation of U.S. federal statutory taxes to the Company’s total income tax expense follows:

	2013	2014	2015
Taxes at U.S. statutory rate (35%)	$169.5	(22.8)	23.0
State and local taxes, net of federal tax benefit	7.9	10.6	7.0
Non-U.S. rate differential	(13.1)	(3.2)	6.7
Non-U.S. tax holidays	(15.6)	(10.7)	(10.7)
U.S. manufacturing deduction	(3.3)	(2.2)	(2.1)
Uncertain tax positions	1.1	5.0	(16.7)
Goodwill impairment	-	177.8	53.9
Change in China’s tax rate	(10.4)	1.1	9.7
Change in valuation allowances	16.1	7.1	7.3
Taxes on undistributed foreign earnings	-	-	42.0
U.S. implications of non-U.S. earnings	5.1	4.7	3.8
Other	2.5	3.0	3.6

Total income tax expense	$159.8	170.4	127.5

The income tax expense in 2015 and 2014 resulted in higher effective tax rates for those years due to a $42 income tax charge in 2015 for the planned repatriation of non-U.S. cash in connection with the spinoff, and lack of tax deductibility for goodwill impairment charges recorded in 2015 and 2014. Tax holidays reduce tax rates in certain non-U.S. jurisdictions and are scheduled to expire over the next two years.

Following are changes in unrecognized tax benefits before considering recoverability of cross-jurisdictional tax credits (federal, state, and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2014	2015
Beginning balance	$33.9	38.0
Additions for current year tax positions	2.3	1.9
Additions for prior year tax positions	11.0	4.7
Reductions for prior year tax positions	(4.8)	(3.5)
Reductions for settlements with tax authorities	(0.1)	-
Reductions for expirations of statute of limitations	(4.3)	(16.1)

Ending balance	$38.0	25.0

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $14.9. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(1.0), $2.9, and $1.3 in 2015, 2014, and 2013, respectively. As of September 30, 2015 and 2014, total accrued interest and penalties were $7.1 and $9.0 respectively.

The U.S. is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are complete through 2011. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

Deferred tax assets:	2014	2015
Net operating losses and tax credits	$113.0	101.8
Accrued liabilities	56.8	51.4
Postretirement and postemployment benefits	1.3	0.8
Employee compensation and benefits	26.7	26.7
Pensions	9.4	11.8
Other	14.9	16.2

Total	$222.1	208.7

Valuation allowances	$(94.1)	(85.9)

Deferred tax liabilities:
Intangibles	$(189.6)	(158.8)
Undistributed foreign earnings	-	(42.0)
Property, plant and equipment	(21.3)	(21.4)
Other	(5.2)	(4.5)

Total	$(216.1)	(226.7)

Net deferred income tax asset (liability)	$(88.1)	(103.9)

Current deferred tax assets, net were $29.2 and $72.4 as of September 30, 2015 and 2014, respectively, and noncurrent deferred tax liabilities were $133.1 and $160.5, respectively. Total income taxes paid were approximately $160, $200, $190, in 2015, 2014, and 2013, respectively. Approximately three-quarters of the $101.8 net operating losses and tax credits can be carried forward indefinitely, while the remainder generally expire between 2020 and 2035.

(10) STOCK-BASED COMPENSATION

Certain Company employees participate in Emerson’s stock-based compensation plans, which include stock options, performance shares, and restricted stock. All awards granted under these stock-based compensation plans are based on Emerson’s common stock and are not indicative of the results that the Company would have experienced as an independent, publicly traded company for the periods presented. The following represents the Company’s portion of Emerson’s stock-based compensation plans.

Stock Options

Emerson’s stock option plans permit key officers and employees to purchase Emerson common stock at specified prices, which are equal to 100 percent of the closing market price of Emerson’s common stock on the date of grant. Options generally vest one-third in each of the three years subsequent to grant and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest.

Changes in shares subject to options for the Company’s employees during the year ended September 30, 2015 follow (shares in thousands):

	Weighted- Average Exercise Price Per Share	Emerson Shares	Total Intrinsic Value of Awards	Average Remaining Life (Years)
Beginning of year	$53.66	2,065
Options granted	$60.23	336
Options exercised	$42.31	(140)
Options canceled	$59.06	(76)

End of year	$55.21	2,185	$2.0	6.3

Exercisable at end of year	$50.92	1,290	$2.0	4.8

The weighted-average grant date fair value per option was $12.37, $14.76 and $10.97 in 2015, 2014 and 2013, respectively. Cash received for option exercises was $18.0, $9.3, and $5.6 in 2015, 2014 and 2013, respectively. The total intrinsic value of options exercised in 2015, 2014 and 2013 was $2.3, $6.0 and $9.9, respectively, while the income tax benefit realized by the Company from tax deductions related to option exercises was $0.6, $1.1 and $0.6, respectively.

The grant date fair value of options is estimated using the Black-Scholes option-pricing model. The weighted-average assumptions used in valuations for 2015, 2014 and 2013 are: risk-free interest rate, based on U.S. Treasury yields, 1.8 percent, 2.1 percent and 1.3 percent; dividend yield, 3.1 percent, 2.7 percent and 3.0 percent; and expected volatility, based on historical volatility, 28 percent for all years shown. The expected life of each option awarded is seven years based on historical experience and expected future exercise patterns.

Performance Shares and Restricted Stock

Emerson’s incentive shares plans include performance shares awards which distribute the value of Emerson common stock to key management employees subject to certain operating performance conditions and other restrictions. The form of distribution is primarily shares of Emerson common stock with a portion in cash. Compensation expense for performance shares is recognized over the service period based on the number of shares ultimately expected to be earned. These awards are accounted for as liabilities in accordance with ASC 718, Compensation - Stock Compensation, with compensation expense adjusted at the end of each reporting period to reflect the change in fair value of the awards.

In 2014, vested performance shares that had been awarded primarily in 2010 were distributed as follows: 312,311 issued as shares and 228,019 withheld for income taxes. The total fair value of Emerson shares vested under performance share plans in 2014 was $35.2 of which $14.9 was paid in cash, primarily for tax withholding. As of September 30, 2015, the rights to receive a maximum of 631,000 common shares awarded primarily in 2013 were outstanding.

Incentive shares plans also include restricted stock awards which involve distribution of common stock to key management employees subject to cliff vesting at the end of service periods ranging from three to ten years. The fair value of restricted stock awards is determined based on the average of the high and low market prices of Emerson common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. No restricted shares vested in 2015, 2014, and 2013. As of September 30, 2015, there were 85,000 shares of unvested restricted stock outstanding.

Changes in shares outstanding but not yet earned under the incentive shares plans during the year ended September 30, 2015 follow (shares in thousands):

	Emerson Shares	Average Grant Date Fair Value Per Share
Beginning of year	696	$48.47
Granted	40	$60.72
Earned/vested	-	$-
Canceled	(20)	$49.08

End of year	716	$49.14

Total stock-based compensation expense was $5.2, $16.4, and $25.1, for 2015, 2014, and 2013, respectively. The decrease in expense in 2015 reflects no overlap from the 2010 and 2013 performance share plans and a lower stock price in the current year. The decrease in 2014 is due to a reduced impact from the performance share plan overlap and a slightly lower stock price, partially offset by increased stock option expense. Income tax benefits recognized in the combined statements of earnings (loss) for these stock-based compensation arrangements during 2015, 2014, and 2013 were $0.4, $3.2, and $4.9, respectively. As of September 30, 2015, total unrecognized compensation expense related to unvested shares awarded under these plans was $16.3, which is expected to be recognized over a weighted-average period of 1.5 years.

(11) RELATED-PARTY TRANSACTIONS

As a business unit of Emerson, Vertiv has been charged for costs directly related to the Company, and has been allocated a portion of Emerson’s general corporate costs. These costs are reflected in the combined financial statements. Management believes the methodologies and assumptions used to allocate these costs to the Company are reasonable. The combined financial statements may not reflect the actual costs that would have been incurred had the Company operated on a stand-alone basis during the periods presented. These costs also may not be indicative of the expenses the Company will incur in the future.

Emerson maintains a centralized information technology function for its business units. Services provided include application hosting, network support, network security, messaging, and technology related services. Charges to the Company for these services are based on Emerson’s costs and the Company’s actual usage. Emerson administers a medical insurance program for its employees in the U.S. Vertiv participates in this program and records claims incurred each period. The Company participates in other Emerson programs including, but not limited to, workers compensation and general and product liability insurance. Other Emerson programs are charged to the Company based on cost incurred and usage.

Vertiv utilizes Emerson global shared service centers. These centers host Company dedicated resources which provide customer facing support, engineering, and back office financial services. Costs for Company dedicated resources are directly charged to Vertiv, the large majority of which relate to employee compensation and benefits, with the remaining portion related to the Company’s share of facility overhead. In addition, general corporate costs incurred by Emerson are allocated to the Company, based on its proportionate share of Emerson’s total consolidated revenue, and include the cost of support functions such as procurement, logistics, marketing, human resources, legal, finance, internal audit and other Emerson corporate functions.

Related-party transactions are as follows:

	2013	2014	2015
Information technology services	$20.8	24.0	25.9
Medical insurance	$28.8	28.2	34.5
Other programs	$13.2	13.6	21.4
Shared service centers	$88.5	98.4	95.9
General corporate costs	$42.9	45.8	41.0

The Company engages in various transactions to sell and purchase goods or services in the ordinary course of business with affiliates of Emerson as follows:

	2013	2014	2015
Sales to Emerson affiliates	$25.0	17.6	23.7
Purchases from Emerson affiliates	$54.6	39.5	39.5

Related-party balances reported in the combined balance sheets for the years ended September 30 include the following:

	2014	2015
Receivables	$10.2	7.1
Accounts payable	$27.8	24.5

(12) COMMITMENTS AND CONTINGENCIES

The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management’s estimates of the outcomes of these matters; the Company’s experience in contesting, litigating and settling similar matters; and any related insurance coverage. While the Company believes that a material adverse impact is unlikely, given the inherent uncertainty of litigation, a future development in these matters could have a material adverse impact on the Company.

At September 30, 2015, there were no known contingent liabilities (including guarantees, taxes and other claims) that management believes will be material in relation to the Company’s combined financial statements, nor were there any material commitments outside the normal course of business.

(13) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) is as follows:

	2013	2014	2015
Foreign currency translation, beginning	$147.3	175.6	75.7
Other comprehensive income (loss)	28.3	(99.9)	(186.6)

Foreign currency translation, ending	175.6	75.7	(110.9)

Pension, beginning	(11.5)	(10.8)	(14.4)
Actuarial losses deferred during the period, net of taxes of: 2013, $0.1; 2014, $1.5; 2015, $0.9	(0.2)	(4.9)	(2.8)
Amortization of deferred losses into earnings, net of income taxes of: 2013, $(0.6); 2014, $(0.4); 2015, $(0.4)	0.9	1.3	1.1

Pension, ending	(10.8)	(14.4)	(16.1)

Cash flow hedges, beginning	0.7	(0.1)	0.3
Losses deferred during the period, net of income taxes of: 2013, $0.8; 2014, $0.2; 2015, $1.9	(1.1)	(0.5)	(3.1)
Reclassification of (gains) losses to sales and cost of sales, net of income taxes of: 2013, $(0.2); 2014,$(0.6): 2015, $0.2	0.3	0.9	(0.2)

Cash flow hedges, ending	(0.1)	0.3	(3.0)

Accumulated other comprehensive income (loss)	$164.7	61.6	(130.0)

(14) BUSINESS SEGMENT INFORMATION

The Company provides mission-critical infrastructure products and solutions and life cycle management services for vital applications in data centers, communication networks and commercial/industrial environments. The business segments are primarily organized geographically: Americas; Europe, Middle East & Africa; and Asia Pacific. The Company operates a fourth segment, Critical Power Systems, a predominantly North American business. A description of the product and service offerings by each segment follows.

Americas includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in North America and Latin America. This segment’s principal product and service offerings include:

•	Power management products, including AC uninterruptible power systems, rectifiers, inverters, power distribution units, surge protection, batteries and system supervision;

•	Thermal management products, including precision-based room cooling, in-row cooling, chilled water systems, direct and indirect evaporative cooling, customer air handling systems and controls and thermal monitoring systems;

•	Services, including preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring and training; and

•	Infrastructure management and solutions, including end-to-end solutions ranging from standardized fully integrated racks to semi-custom integrated data rooms and customized hyperscale-type data center sites; discrete software applications; and monitoring and management of data center and communication network environments via the Trellis software platform and IT appliances.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout China, India and the rest of Asia. Products and services offered are similar to the Americas segment. Asia Pacific also includes global DC power system sales to end users within the communication network market, which are included in the power management offering.

Europe, Middle East & Africa includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in Europe, Middle East & Africa. Products and services offered are similar to the Americas segment.

Critical Power Systems includes transfer switching, controls, loadbank and surge protection devices sold globally across the data center, communication networks and commercial/industrial markets. These devices are included in the power management offering.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. This measure excludes corporate and other costs which consists of headquarters management costs, stock-based compensation, and goodwill impairment charges where applicable. Intersegment selling prices approximate market prices. Summarized below is information about the Company’s operations by business segment, geography and product and service offerings:

Business Segments

	Sales			Earnings			Total Assets
	2013	2014	2015	2013	2014	2015	2014	2015

Americas	$1,874.3	1,821.9	1,724.5	$225.7	209.0	146.7	$1,867.5	1,731.0
Asia Pacific	1,924.0	1,946.3	1,677.7	192.8	184.0	58.1	1,859.1	1,712.5
Europe, Middle East & Africa	871.9	926.4	848.7	7.8	(4.6)	(33.4)	1,380.1	1,001.9
Critical Power Systems	433.0	441.0	440.1	92.6	86.7	73.0	312.2	299.2

	5,103.2	5,135.6	4,691.0	518.9	475.1	244.4	5,418.9	4,744.6
Goodwill impairment				-	(508.0)	(154.0)
Corporate and other (a)				(34.7)	(32.2)	(24.7)	8.9	1.3
Eliminations	(255.5)	(259.0)	(232.5)

Total	$4,847.7	4,876.6	4,458.5	$484.2	(65.1)	65.7	$5,427.8	4,745.9

(a)	Corporate and other includes stock-based compensation expense of $5.2, $16.4, and $25.1 in 2015, 2014, and 2013, respectively. See Note 10.

	Intersegment Sales			Depreciation and Amortization			Capital Expenditures
	2013	2014	2015	2013	2014	2015	2013	2014	2015
Americas	$18.7	13.8	21.2	$76.0	76.1	72.7	$24.2	18.8	17.9
Asia Pacific	159.4	177.8	141.5	35.3	31.3	30.5	15.6	23.9	16.5
Europe, Middle East & Africa	49.4	42.5	41.7	74.1	75.3	64.2	12.3	11.2	7.0
Critical Power Systems	28.0	24.9	28.1	8.1	9.7	11.0	3.5	0.7	3.5

Total	$255.5	259.0	232.5	$193.5	192.4	178.4	$55.6	54.6	44.9

Geographic Information

	Sales by Destination			Property, Plant and Equipment, Net
	2013	2014	2015	2014	2015
United States and Canada	$2,021.3	2,050.6	1,899.6	$187.0	176.8
Europe	887.5	932.6	849.0	114.4	94.6
Asia	1,395.2	1,388.8	1,271.6	69.3	58.0
Latin America	331.3	291.9	242.8	35.8	33.3
Middle East/Africa	212.4	212.7	195.5	6.0	4.8

Total	$4,847.7	4,876.6	4,458.5	$412.5	367.5

Sales in the U.S. were $1,784.5, $1,937.9, and $1,902.9 for 2015, 2014, and 2013, respectively, while sales in China were $725.3, $811.1, and $798.2, respectively. Assets located in the U.S. were $176.3 in 2015 and $186.4 in 2014.

Product and Service Offerings

	Sales by Offering
	2013	2014	2015
Power management	$2,855.6	2,867.8	2,490.3
Thermal management	822.1	807.5	791.1
Services	673.7	689.5	671.1
Infrastructure management and solutions	496.3	511.8	506.0

Total	$4,847.7	4,876.6	4,458.5

(15) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2013	2014	2015
Research and development expense	$163.0	156.9	148.4
Depreciation expense	$60.8	59.4	56.9
Rent expense	$84.6	84.3	83.0
Advertising expense	$26.9	29.3	25.3

The Company leases certain office and manufacturing facilities, transportation and office equipment, and various other items under operating lease agreements. Minimum annual rentals under noncancellable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $53.6 in 2016, $34.4 in 2017, $25.3 in 2018, $17.1 in 2019, $12.5 in 2020, and $38.9 thereafter.

Items reported in accrued expenses include the following:

	2014	2015
Deferred revenue	$160.3	155.9
Accrued payroll and other employee compensation	$133.2	110.4

The change in the sales returns and allowances and allowance for doubtful accounts is as follows:

	2013	2014	2015
Beginning balance	$29.9	22.9	25.2
Provision charged to expense	30.6	34.7	53.4
Deductions	(37.6)	(32.4)	(42.0)

Ending balance	$22.9	25.2	36.6

The change in inventory obsolescence is as follows:

	2013	2014	2015
Beginning balance	$49.3	46.9	51.3
Provision charged to expense	12.7	17.3	12.2
Write-offs and other	(15.1)	(12.9)	(17.6)

Ending balance	$46.9	51.3	45.9

(16) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 12, 2016, which is the date the combined financial statements were available to be issued.

Unaudited Combined Statements of Earnings

Vertiv Co.

Three months ended December 31, 2014 and 2015

(Dollars in millions)

	Three Months Ended December 31,
	2014	2015
Net sales
Net sales - products	$967.0	877.3
Net sales - services	163.9	173.8

Net sales	1,130.9	1,051.1
Costs and expenses
Cost of sales - products	625.0	568.0
Cost of sales - services	81.1	85.6

Cost of sales	706.1	653.6
Selling, general and administrative expenses	311.6	288.9
Other deductions, net	32.7	31.4

Earnings before income taxes	80.5	77.2
Income taxes	36.6	23.1

Net earnings	$43.9	54.1

See accompanying Notes to Unaudited Combined Financial Statements.

Unaudited Combined Statements of Comprehensive Income (Loss)

Vertiv Co.

Three months ended December 31, 2014 and 2015

(Dollars in millions)

	Three Months Ended December 31,
	2014	2015
Net earnings	$43.9	54.1
Other comprehensive income (loss), net of tax:
Foreign currency translation	(56.7)	(37.5)
Pension, net of income taxes of: 2014, $(0.1); 2015, $(0.1)	0.3	0.3
Cash flow hedges, net of income taxes of: 2014, $(0.1); 2015, $(0.5)	0.3	0.9

Comprehensive income (loss)	$(12.2)	17.8

See accompanying Notes to Unaudited Combined Financial Statements.

Combined Balance Sheets

Vertiv Co.

(Dollars in millions)

	Sept 30, 2015	Dec 31, 2015
ASSETS		(unaudited)
Current assets
Cash and cash equivalents	$138.9	105.1
Receivables, less allowances of $36.6 and $27.9, respectively	1,157.0	1,105.4
Inventories	388.5	396.7
Deferred income taxes	34.8	34.8
Other current assets	93.0	78.0

Total current assets	1,812.2	1,720.0

Property, plant and equipment, net	367.5	355.9

Other assets
Goodwill	1,989.8	1,971.5
Other intangible assets	533.6	498.6
Deferred income taxes	17.6	17.6
Other	25.2	26.1

Total other assets	2,566.2	2,513.8

Total assets	$4,745.9	4,589.7

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$643.2	601.7
Accrued expenses	640.0	616.5
Income taxes	21.9	23.6

Total current liabilities	1,305.1	1,241.8

Deferred income taxes	150.7	144.2
Other long-term liabilities	127.7	126.2

Equity
Net parent investment	3,292.4	3,243.8
Accumulated other comprehensive loss	(130.0)	(166.3)

Total equity	3,162.4	3,077.5

Total liabilities and equity	$4,745.9	4,589.7

See accompanying Notes to Unaudited Combined Financial Statements.

Unaudited Combined Statements of Cash Flows

Vertiv Co.

Three months ended December 31, 2014 and 2015

(Dollars in millions)

	Three Months Ended December 31,
	2014	2015
Operating activities
Net earnings	$43.9	54.1
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	46.4	42.4
Changes in operating working capital	(12.2)	(11.7)
Other, net	(1.3)	(5.7)

Net cash provided by operating activities	76.8	79.1

Investing activities
Capital expenditures	(17.7)	(8.7)
Proceeds from disposition of property, plant and equipment	0.2	2.3
Other, net	(2.7)	(0.6)

Net cash used by investing activities	(20.2)	(7.0)

Financing activities
Net transfer to parent	(41.1)	(102.7)
Other, net	1.4	(0.9)

Net cash used by financing activities	(39.7)	(103.6)

Effect of exchange rate changes on cash and cash equivalents	(4.1)	(2.3)

Increase (decrease) in cash and cash equivalents	12.8	(33.8)
Beginning cash and cash equivalents	161.7	138.9

Ending cash and cash equivalents	$174.5	105.1

Changes in operating working capital
Receivables	$34.2	29.4
Inventories	(41.5)	(13.3)
Other current assets	(1.1)	13.0
Accounts payable	(18.2)	(27.5)
Accrued expenses	(17.7)	(13.6)
Income taxes	32.1	0.3

Total changes in operating working capital	$(12.2)	(11.7)

See accompanying Notes to Unaudited Combined Financial Statements.

Notes to Unaudited Combined Financial Statements

Vertiv Co.

(Dollars in millions except where noted)

(1) BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

The Proposed Separation

On June 30, 2015, Emerson announced plans to spin off its Network Power business from its remaining businesses to create an independent, publicly traded company named Vertiv Co. (Vertiv). Vertiv, through its subsidiaries, will hold the assets, liabilities and legal entities of the Network Power business after certain restructuring transactions are completed. All of the shares of Vertiv common stock owned by Emerson will be distributed to the stockholders of Emerson. Immediately following the spinoff, Emerson stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Vertiv. The spinoff is subject to certain conditions, including receipt of a favorable opinion regarding the tax-free status of the transaction for federal income tax purposes, local regulatory approvals, effectiveness of the Form 10 that will be filed with the U.S. Securities and Exchange Commission (SEC), and final approval by Emerson’s Board of Directors. Although the legal transfer of Emerson’s Network Power business to Vertiv has yet to take place, for ease of reference, these combined financial statements are collectively referred to as those of Vertiv (the Company).

Description of Business

Vertiv provides mission-critical infrastructure products and solutions and life cycle management services for vital applications in data centers, communication networks, and commercial/industrial environments. The Company’s offerings include power conditioning and uninterruptible power systems, thermal management, power switching, integrated data center control devices, software, monitoring, and services. The Company manages and reports results of operations for four business segments: Americas; Asia Pacific; Europe, Middle East & Africa; and Critical Power Systems.

Basis of Presentation

The Company has historically operated as part of Emerson and not as a stand-alone company. These unaudited combined financial statements were derived from Emerson’s historical financial statements and accounting records and reflect the historical financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

As a business unit of Emerson, Vertiv has been charged for costs directly related to the Company and has been allocated a portion of Emerson’s general corporate costs. These costs are reflected in the unaudited combined financial statements. The Company participates in various Emerson programs which include information technology services, medical insurance and other programs. Costs associated with these programs are charged to the Company based on Emerson’s cost and the Company’s usage. The Company also utilizes Emerson’s global shared services centers and is charged for both direct costs and its share of facility overhead. Last, the unaudited combined financial statements reflect an allocation, based on revenue, of general corporate costs incurred by Emerson for support functions such as procurement, logistics, marketing, human resources, legal, finance, internal audit and other Emerson corporate functions. Management believes the methodologies and assumptions used to allocate these costs to the Company are reasonable. The unaudited combined financial statements may not reflect the actual costs that would have been incurred had the Company operated on a stand-alone basis during the periods presented. These costs also may not be indicative of the expenses the Company will incur in the future.

Emerson utilizes a centralized treasury function which manages the working capital and financing needs of all of its business operations. This function oversees a cash pooling arrangement which sweeps participating Company cash accounts into pooled Emerson cash accounts on a daily basis. Pooled cash, cash equivalents and nontrade intercompany balances attributable to Emerson have not been presented as assets and liabilities in the accompanying unaudited combined financial statements. These balances are reflected as “Net parent investment” in the equity section of the unaudited combined balance sheets. Changes in these balances are reflected as “Net transfer to parent” in the financing activities section of the unaudited combined statement of cash flows.

All intercompany transactions among Vertiv entities have been eliminated. Sale and purchase transactions between the Company and other Emerson affiliates are included in the unaudited combined financial statements. See Note 8 for additional information regarding related-party transactions.

In the opinion of management, the accompanying unaudited combined financial statements include all adjustments necessary to fairly present the financial position of the Company as of December 31, 2015 and September 30, 2015, and its results of operations and cash flows for the three months ended December 31, 2015 and December 31, 2014. Adjustments consist of normal and recurring accruals. The unaudited combined financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the SEC and consequently do not include all disclosures required for annual financial statements presented in conformity with U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited combined financial statements should be read in conjunction with the combined financial statements as of and for the year ended September 30, 2015 and the notes thereto included within this information statement.

(2) OTHER FINANCIAL INFORMATION

	Sept 30, 2015	Dec 31, 2015
Inventories
Raw materials	$122.5	128.0
Work in process	68.6	78.6
Finished products	197.4	190.1

Total inventories	$388.5	396.7

Property, plant and equipment, net
Land	$40.0	39.6
Buildings	319.3	317.1
Machinery and equipment	496.1	490.3
Construction in progress	15.0	16.9

Property, plant and equipment, at cost	870.4	863.9
Less: Accumulated depreciation	(502.9)	(508.0)

Property, plant and equipment, net	$367.5	355.9

Accrued expenses include the following:
Deferred revenue	$155.9	168.2
Accrued payroll and other employee compensation	$110.4	94.3
Product warranty	$41.2	40.2

(3) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:

	Three Months Ended December 31,
	2014	2015
Amortization of intangibles (intellectual property and customer relationships)	$29.3	26.4
Rationalization of operations (see Note 4)	1.1	3.8
Other, net	2.3	1.2

Total	$32.7	31.4

(4) RATIONALIZATION OF OPERATIONS

Rationalization of operations expense reflects costs associated with the Company’s efforts to continually improve operational efficiency and deploy assets to remain competitive on a worldwide basis.

The Company expects full year 2016 rationalization expense to be approximately $17. This includes $3.8 incurred to date, as well as costs to complete actions initiated before the end of the first quarter and actions anticipated to be approved and initiated during the remainder of the year. Costs for the three months ended December 31, 2015 largely relate to severance costs to restructure the global cost structure consistent with the current level of economic activity.

Rationalization of operations expense by business segment follows:

	Three Months Ended December 31,
	2014	2015
Americas	$0.2	(0.2)
Asia Pacific	0.4	1.1
Europe, Middle East & Africa	0.5	2.8
Critical Power Systems	-	0.1

Total	$1.1	3.8

The change in the liability for the rationalization of operations during the three months ended December 31, 2015 follows:

	Sept 30, 2015	Expense	Paid/Utilized	Dec 31, 2015
Severance and benefits	$37.7	2.1	(16.1)	23.7
Lease and contract terminations	0.1	0.3	(0.1)	0.3
Vacant facility and other shutdown costs	0.5	0.4	(0.4)	0.5
Start-up and moving costs	0.7	1.0	(0.9)	0.8

Total	$39.0	3.8	(17.5)	25.3

(5) GOODWILL AND OTHER INTANGIBLES

Goodwill by business segment is as follows:

	Sept 30, 2015	Dec 31, 2015
Americas	$999.6	999.3
Asia Pacific	624.8	616.3
Europe, Middle East & Africa	251.4	241.9
Critical Power Systems	114.0	114.0

Total	$1,989.8	1,971.5

The gross carrying amount of goodwill for the Company was $2,771.5 and $2,789.8 as of December 31, 2015 and September 30, 2015, respectively. Accumulated pretax impairment losses were $662 and $138 in the Europe, Middle East & Africa and Asia Pacific segments, respectively, at the end of both periods presented.

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	Customer Relationships		Intellectual Property		Capitalized Software		Total
	Sept 30, 2015	Dec 31, 2015	Sept 30, 2015	Dec 31, 2015	Sept 30, 2015	Dec 31, 2015	Sept 30, 2015	Dec 31, 2015
Gross carrying amount	$839.0	827.7	354.5	350.6	125.3	125.4	1,318.8	1,303.7
Less: Accumulated amortization	406.7	419.9	274.2	279.5	104.3	105.7	785.2	805.1

Net carrying amount	$432.3	407.8	80.3	71.1	21.0	19.7	533.6	498.6

Total intangible asset amortization expense for the three months ended December 31, 2015 and 2014 was $28.0 and $31.9, respectively.

(6) FINANCIAL INSTRUMENTS

Hedging Activities

As of December 31, 2015, the notional amount of foreign currency hedge positions was approximately $146 primarily consisting of $47.3 in Mexican pesos, $34.0 in Canadian dollars, and $21.3 in Australian dollars. Commodity hedge contracts totaled approximately $14 of copper (4 million pounds), aluminum (1 million pounds) and gasoline (1 million gallons). All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of December 31, 2015 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in other deductions, net reflect hedges of balance sheet exposures that do not receive deferral accounting.

Amounts included in earnings and other comprehensive income (OCI) follow:

		Gain (Loss) to Earnings Three Months Ended December 31,		Gain (Loss) to OCI Three Months Ended December 31,
	Location	2014	2015	2014	2015
Commodity	Cost of sales	$(0.3)	(1.0)	(0.8)	(1.0)
Foreign currency	Cost of sales	0.5	(0.3)	1.5	0.8
Foreign currency	Net sales	-	-	(0.1)	0.3
Foreign currency	Other deductions, net	0.5	(0.5)

Total		$0.7	(1.8)	0.6	0.1

Regardless of whether derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness was immaterial for the three months ended December 31, 2015 and 2014.

Fair Value Measurement

The fair values of commodity contracts and foreign currency contracts were reported in other current assets and accrued expenses. Valuations of derivative contract positions are summarized below:

	Sept 30, 2015		Dec 31, 2015
	Assets	Liabilities	Assets	Liabilities
Foreign Currency	$2.3	5.4	3.0	4.7
Commodity	$0.1	1.8	-	1.8

(7) PENSION PLANS

Total periodic pension plans expense is summarized below:	Three Months Ended December 31,
Company defined benefit plans:	2014	2015
Service cost	$0.7	0.7
Interest cost	0.8	0.8
Expected return on plan assets	(0.4)	(0.4)
Net amortization	0.4	0.4

Net periodic pension expense	1.5	1.5
Participation in Emerson defined benefit plans	1.6	1.1

Total	$3.1	2.6

(8) RELATED-PARTY TRANSACTIONS

As a business unit of Emerson, Vertiv has been charged for costs directly related to the Company, and has been allocated a portion of Emerson’s general corporate costs. These costs are reflected in the unaudited combined financial statements. Management believes the methodologies and assumptions used to allocate these costs to the Company are reasonable. The unaudited combined financial statements may not reflect the actual costs that would have been incurred had the Company operated on a stand-alone basis during the periods presented. These costs also may not be indicative of the expenses the Company will incur in the future.

Emerson maintains a centralized information technology function for its business units. Services provided include application hosting, network support, network security, messaging, and technology related services. Charges to the Company for these services are based on Emerson’s costs and the Company’s actual usage. Emerson administers a medical insurance program for its employees in the U.S. Vertiv participates in this program and records claims incurred each period. The Company participates in other Emerson programs including, but not limited to, workers compensation and general and product liability insurance. Other Emerson programs are charged to the Company based on cost incurred and usage.

Vertiv utilizes Emerson global shared service centers. These centers host Company dedicated resources which provide customer facing support, engineering, and back office financial services. Costs for Company dedicated resources are directly charged to Vertiv, the large majority of which relate to employee compensation and benefits, with the remaining portion related to the Company’s share of facility overhead. In addition, general corporate costs incurred by Emerson are allocated to the Company, based on its proportionate share of Emerson’s total consolidated revenue, and include the cost of support functions such as procurement, logistics, marketing, human resources, legal, finance, internal audit and other Emerson corporate functions.

Related-party transactions are as follows:

	Three Months Ended December 31,
	2014	2015
Information technology services	$4.5	6.1
Medical insurance	$8.7	9.1
Other programs	$2.1	2.8
Shared service centers	$23.8	24.1
General corporate costs	$10.8	9.9

The Company engages in various transactions to sell and purchase goods or services in the ordinary course of business with affiliates of Emerson as follows:

	Three Months Ended December 31,
	2014	2015
Sales to Emerson affiliates	$4.2	3.1
Purchases from Emerson affiliates	$9.5	10.0

Related-party balances reported in the unaudited combined balance sheets as of December 31, 2015 and September 30, 2015 include the following:

	Sept 30, 2015	Dec 31, 2015
Receivables	$7.1	5.9
Accounts payable	$24.5	32.7

(9) EQUITY

The change in equity for the three months ended December 31, 2015 and 2014 is shown below:

Net parent investment	2014	2015
Balance at September 30	$3,645.7	3,292.4
Net earnings	43.9	54.1
Net transfer to parent	(41.1)	(102.7)

Balance at December 31	3,648.5	3,243.8

Accumulated other comprehensive income (loss)
Balance at September 30	61.6	(130.0)
Foreign currency translation	(56.7)	(37.5)
Pension	0.3	0.3
Cash flow hedges	0.3	0.9

Balance at December 31	5.5	(166.3)

Total equity	$3,654.0	3,077.5

(10) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) is as follows:

	Three Months Ended December 31,
	2014	2015
Foreign currency translation, beginning	$75.7	(110.9)
Other comprehensive loss	(56.7)	(37.5)

Foreign currency translation, ending	19.0	(148.4)

Pension, beginning	(14.4)	(16.1)
Amortization of deferred losses into earnings	0.3	0.3

Pension, ending	(14.1)	(15.8)

Cash flow hedges, beginning	0.3	(3.0)
Gains deferred during the period	0.4	0.1
Reclassification of (gains) losses to sales and cost of sales	(0.1)	0.8

Cash flow hedges, ending	0.6	(2.1)

Accumulated other comprehensive income (loss)	$5.5	(166.3)

Activity above is shown net of income taxes for the three months ended December 31, 2015 and 2014, respectively, as follows: amortization of pension deferred losses into earnings: $(0.1) and $(0.1); deferral of cash flow hedging gains: $ - and $(0.2); reclassification of realized cash flow hedging (gains) losses: $(0.5) and $0.1.

(11) BUSINESS SEGMENT INFORMATION

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. This measure excludes corporate and other costs which consists of headquarters management costs, stock-based compensation and other incentive compensation. Intersegment selling prices approximate market prices. Summarized information about the Company’s results of operations by business segment and product and service offerings follow:

Business Segments

	Three Months Ended December 31,
	Sales		Earnings		Intersegment Sales
	2014	2015	2014	2015	2014	2015

Americas	$447.0	414.1	52.6	57.6	4.1	3.3
Asia Pacific	417.5	401.1	24.1	27.8	43.6	36.4
Europe, Middle East & Africa	220.7	190.9	(7.8)	(9.5)	11.6	8.9
Critical Power Systems	112.5	99.1	18.9	11.2	7.5	5.5

	1,197.7	1,105.2	87.8	87.1	66.8	54.1
Corporate and other (a)			(7.3)	(9.9)
Eliminations	(66.8)	(54.1)

Total	$1,130.9	1,051.1	80.5	77.2	66.8	54.1

(a)	Corporate and other includes stock-based compensation expense of $4.4 and $3.3 for the three months ended December 31, 2015 and 2014, respectively.

Product and Service Offerings	Sales by Offering
	Three Months Ended December 31,
	2014	2015

Power management	$640.9	569.4
Thermal management	191.1	182.1
Services	163.9	173.8
Infrastructure management and solutions	135.0	125.8

Total	$1,130.9	1,051.1

(12) COMMITMENTS AND CONTINGENCIES

The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management’s estimates of the outcomes of these matters; the Company’s experience in contesting, litigating and settling similar matters; and any related insurance coverage. While the Company believes that a material adverse impact is unlikely, given the inherent uncertainty of litigation, a future development in these matters could have a material adverse impact on the Company.

At December 31, 2015, there were no known contingent liabilities (including guarantees, taxes and other claims) that management believes will be material in relation to the Company’s unaudited combined financial statements, nor were there any material commitments outside the normal course of business.

(13) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 12, 2016, which is the date the unaudited combined financial statements were available to be issued.